Exhibit 99.1

BANCO DE CHILE AND SUBSIDIARIES

INDEX

I	Interim Consolidated Financial Information Review Report
II	Interim Consolidated Statements of Financial Position
III.	Interim Consolidated Statements of Income
IV	Interim Consolidated Statements of Other Comprehensive Income
V.	Interim Consolidated Statements of Cash Flows
VI.	Interim Consolidated Statements of Changes in Equity
VII.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Updated Standards Compilation issued by the Chilean Financial Market Commission (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

Interim Consolidated Financial Information Review Report

Shareholders and Directors of

Banco de Chile:

Introduction

We have reviewed the accompanying interim consolidated statement of financial position of Banco de Chile and its Subsidiaries, as of June 30, 2026, and; the related interim consolidated statements of income and other comprehensive income for the six-month and three-month periods ended June 30, 2026, the interim consolidated statements of changes in equity and cash flows for the six-month period then ended, and; the notes to the interim consolidated financial statements, including information on the material accounting policies. Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with the Accounting Standards and Instructions provided by the Financial Market Commission (CMF). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of the review

We have conducted our review in accordance with Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim consolidated financial information consists principally of making inquiries of persons responsible for financial and accounting matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit performed in accordance with Auditing Standards Generally Accepted in Chile, and accordingly, does not allow us to obtain assurance that all significant matters that could have been identified in an audit have come to our attention. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information does not present fairly, in all material respects, the interim consolidated financial position of Banco de Chile and its Subsidiaries as of June 30, 2026, their interim consolidated results for the six-month and three-month periods ended June 30, 2026 and their interim consolidated cash flows for the six-month period then ended, in accordance with the Accounting Standards and Instructions issued by the Financial Market Commission (CMF).

Ernesto Guzmán V.	KPMG Ltda.

Santiago, July 30, 2026

© KPMG Auditores Consultores Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Santiago Av. Presidente Riesco 5685, piso 15, Las Condes

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2026 and December 31, 2025

		June	December
	Notes	2026	2025
		MCh$	MCh$
ASSETS
Cash and deposits in banks	7	1,458,185	2,590,986
Transactions in the course of collection	7	378,716	414,419
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	1,852,957	1,869,467
Debt financial instruments	8	2,897,767	3,121,702
Others	8	429,705	402,259
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets designated at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	4,525,582	3,548,971
Others	11	—	—
Derivative financial instruments for hedging purposes	12	27,342	29,714
Financial assets at amortized cost:
Rights by resale agreements	13	86,263	100,643
Debt financial instruments	13	455,308	460,937
Loans to Banks	13	998,876	399,123
Commercial loans	13	20,110,603	19,137,460
Residential mortgage loans	13	14,134,985	13,874,507
Consumer loans	13	5,183,718	5,343,032
Investments in other companies	14	89,403	87,060
Intangible assets	15	179,144	174,578
Property and equipment	16	177,905	179,414
Right-of-use assets	17	80,076	79,245
Current tax assets	18	1,764	1,846
Deferred tax assets	18	588,267	563,906
Other assets	19	1,550,019	1,696,031
Non-current assets and disposal groups held for sale	20	30,097	25,603
TOTAL ASSETS		55,236,682	54,100,903

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2026 and December 31, 2025

		June	December
	Notes	2026	2025
		MCh$	MCh$
LIABILITIES
Transactions in the course of payments	7	604,702	564,172
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	1,956,794	2,080,222
Others	21	1,334	512
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative financial instruments for hedging purposes	12	337,539	297,817
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	14,499,452	14,498,196
Time deposits and saving accounts	22	15,275,002	13,971,968
Obligations by repurchase agreements	22	140,590	286,915
Borrowings from financial institutions	22	1,195,069	1,296,751
Debt financial instruments issued	22	11,112,851	10,800,851
Other financial obligations	22	366,387	367,323
Lease liabilities	17	75,580	74,343
Regulatory capital financial instruments	23	1,107,184	1,087,093
Provision for contingencies	24	149,396	180,548
Provision for dividends	25	310,709	605,955
Special provisions for credit risk	26	774,223	721,282
Current tax liabilities	18	11,483	33,809
Deferred tax liabilities	18	3,207	1,422
Other liabilities	27	1,597,713	1,432,189
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		49,519,215	48,301,368

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	711,658	711,658
Accumulated other comprehensive income
Items that are not reclassified in profit and loss	28	9,218	6,894
Items that can be reclassified to profit and loss	28	(45,562)	(16,653)
Retained earnings from previous period	28	2,273,127	2,090,790
Income for the period	28	659,195	1,192,262
Less: Provision for dividends	28	(310,709)	(605,955)
Bank´s Shareholders	28	5,717,465	5,799,534
Non-controlling interests	28	2	1
TOTAL EQUITY		5,717,467	5,799,535
TOTAL LIABILITIES AND EQUITY		55,236,682	54,100,903

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the period ended June 30, 2026 and 2025,

		For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	Notes	2026	2025	06.30.2026	06.30.2025
		MCh$	MCh$	MCh$	MCh$

Interest revenue	30	1,376,398	1,345,991	703,951	681,015
Interest expense	30	(467,399)	(485,652)	(239,983)	(250,238)
Net interest income		908,999	860,339	463,968	430,777

Inflation indexation revenue	31	547,079	442,040	488,374	192,987
Inflation indexation expense	31	(305,034)	(238,462)	(272,448)	(105,518)
Net inflation indexation income		242,045	203,578	215,926	87,469

Fee and commission income	32	420,032	387,919	212,685	194,926
Fee and commission expense	32	(80,080)	(75,395)	(40,356)	(39,251)
Net fee and commission income		339,952	312,524	172,329	155,675

Financial result for:
Financial assets and liabilities held for trading	33	78,868	77,807	36,664	35,661
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—	—	—
Income (expense) from derecognition of financial assets and liabilities at amortized cost and financial assets at FVTOCI	33	7,920	2,046	(85)	1,033
Exchange, indexation and accounting hedging of foreign currency	33	40,510	49,740	19,440	32,257
Reclassification of financial assets for changes in the business model	33	—	—	—	—
Other financial result	33	—	—	—	—
Net Financial Result	33	127,298	129,593	56,019	68,951

Income from investments in other companies	34	2,699	5,811	2,597	4,077
Income (expense) from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	4,501	972	1,009	732
Other operating income	36	45,417	28,963	10,178	14,883
TOTAL OPERATING INCOME		1,670,911	1,541,780	922,026	762,564

Personnel expenses	37	(281,748)	(280,438)	(141,416)	(139,522)
Administrative expenses	38	(223,000)	(214,170)	(109,036)	(107,074)
Depreciation and amortization	39	(48,063)	(47,355)	(24,215)	(23,708)
Impairment of non-financial assets	40	(333)	(2,440)	(154)	(2,431)
Other operating expenses	36	(23,455)	(17,569)	(13,853)	(8,199)
TOTAL OPERATING EXPENSES		(576,599)	(561,972)	(288,674)	(280,934)

OPERATING RESULT BEFORE CREDIT LOSSES		1,094,312	979,808	633,352	481,630

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the period ended June 30, 2026 and 2025,

		For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	Notes	2026	2025	06.30.2026	06.30.2025
		MCh$	MCh$	MCh$	MCh$

Credit loss expense for:
Provisions for credit risk of loans to banks and loans to customers	41	(262,765)	(254,302)	(127,801)	(104,813)
Special provisions for credit risk	41	(52,497)	35,741	(54,370)	(6,881)
Recovery of written-off credits	41	33,664	33,676	16,158	16,956
Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI	41	2,340	(1,635)	933	(1,578)
Credit loss expense	41	(279,258)	(186,520)	(165,080)	(96,316)

NET OPERATING INCOME		815,054	793,288	468,272	385,314

Income from continuing operations before income tax		815,054	793,288	468,272	385,314
Income tax	18	(155,859)	(159,477)	(77,705)	(80,447)

Income from continuing operations after income tax		659,195	633,811	390,567	304,867

Income from discontinued operations before income tax		—	—	—	—
Income tax from discontinued operations	18	—	—	—	—

Income from discontinued operations after income tax	42	—	—	—	—

NET INCOME FOR THE PERIOD	28	659,195	633,811	390,567	304,867

Attributable to:
Bank´s Shareholders	28	659,195	633,811	390,567	304,867
Non-controlling interests		—	—	—	—

Earnings per share:		$	$	$	$
Basic earnings	28	6.53	6.27	3.87	3.01
Diluted earnings	28	6.53	6.27	3.87	3.01

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the period ended June 30, 2026 and 2025

		For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	Notes	2026	2025	06.30.2026	06.30.2025
		MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD	28	659,195	633,811	390,567	304,867

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	53	(62)	—	—
Fair value changes of equity instruments designated as at FVTOCI	28	3,103	(242)	2,319	1,250
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—	—	—
Others	28	—	—	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		3,156	(304)	2,319	1,250

Income tax on other comprehensive income that will not be reclassified to profit or loss	28	(832)	(431)	(608)	(330)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	2,324	(735)	1,711	920

ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at FVTOCI	28	(15,213)	7,731	(9,084)	5,428
Cash flow hedges	28	(20,197)	12,102	37,333	21,986
Participation in other comprehensive income of entities registered under the equity method	28	(15)	26	85	21

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		(35,425)	19,859	28,334	27,435

Income tax on other comprehensive income that can be reclassified in profit or loss	28	6,516	(4,057)	(9,442)	(6,476)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	(28,909)	15,802	18,892	20,959

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	(26,585)	15,067	20,603	21,879

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		632,610	648,878	411,170	326,746

Attributable to:
Bank´s Shareholders		632,610	648,878	411,170	326,746
Non-controlling interests		—	—	—	—

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period ended June 30, 2026 and 2025

		June	June
	Notes	2026	2025
		MCh$	MCh$
CASH FLOW FROM OPERATING ACTIVITIES:
Net operating income, before income tax		815,054	793,288
Income tax	18	(155,859)	(159,477)
Net income for the period		659,195	633,811
Debit (credits) to profit or (loss) that do not represent movements in cash flows:
Depreciation and amortization	39	48,063	47,355
Impairment of non-financial assets	40	333	2,440
Allowances established for credit risk		265,146	261,264
Provisions for contingent loans	41	(2,224)	27,967
Additional provisions	41	50,000	(69,035)
Fair value of debt financial instruments held for trading at FVTPL		4,606	(3,226)
Change in deferred tax assets and liabilities	18	(22,346)	(6,982)
Net gain from investments in associates and joint ventures	34	(2,162)	(5,407)
Net gain on sale of assets received in payments		(712)	(817)
Net gain on sale of property and equipment	35	(4,863)	(2,508)
Write-off assets received in lieu of payment or foreclosed at judicial auction	35	7,451	8,740
Other debits (credits) that do not represent cash flows		704	7,324
Net change in exchange rates, interest, indexation and fees accrued on assets and liabilities		268,631	339,681

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net (increase) decrease in loans to banks		(605,261)	414,514
Net (increase) decrease in loans to customers		(1,170,997)	(637,794)
Net (increase) decrease of debt financial instruments held for trading at FVTPL		(112,340)	14,663
Net (increase) decrease in other assets and liabilities		183,401	199,225
Increase (decrease) in deposits and other demand deposits		(1,222)	(327,182)
Increase (decrease) in repurchase agreements		(151,710)	19,887
Increase (decrease) in deposits and other time deposits		1,285,856	1,155,053
Sale of assets received in lieu of payment		12,027	12,447
Increase (decrease) in obligations with foreign banks		(122,475)	236,526
Increase (decrease) in other financial obligations		(2,772)	(81,382)
Increase (decrease) in obligations with the Central Bank of Chile		—	—
Net increase (decrease) of debt financial instruments at FVTOCI		(992,970)	(858,814)
Net (increase) decrease of financial instruments at amortized cost		10,062	378,650
Total net cash (used in) from operating activities		(396,579)	1,766,400

CASH FLOW FROM INVESTING ACTIVITIES:
Leasehold improvements	17	(164)	(272)
Property and equipment purchase	16	(12,317)	(6,419)
Property and equipment sale		7,905	3,249
Sale of investments in companies		—	—
Acquisition of intangibles	15	(26,722)	(26,344)
Dividend received of investments in companies		3,286	3,778
Total net cash used in investing activities		(28,012)	(26,008)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of mortgage finance bonds of credit		(93)	(208)
Redemption and payment of interest on senior bonds		(861,013)	(712,983)
Redemption and payment of interest on subordinated bonds		(27,016)	(26,278)
Senior bonds issuance	22	746,856	1,106,388
Subordinated bonds issuance		—	—
Payment of ordinary share dividends	28	(1,009,925)	(995,380)
Principal and interest payments for obligations under lease contracts	17	(14,982)	(15,527)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital related to the subsidiaries corresponding to the non-controlling interest		—	—
Total net cash used in financing activities		(1,166,173)	(643,988)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD		(1,590,764)	1,096,404

Effect of exchange rate fluctuations on cash and cash equivalents		49,914	(66,073)

Cash and cash equivalents at the beginning of the period	7	5,322,146	4,489,586

Cash and cash equivalents at the end of the period	7	3,781,296	5,519,917

	June	June
	2026	2025
Interest operating cash flow:	MCh$	MCh$

Interest and indexation received	1,726,378	1,790,065
Interest and indexation paid	(676,292)	(652,299)

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period ended June 30, 2026 and 2025

Reconciliation of liabilities arising from financing activities:

			Changes from non-cash Flow items
	12.31.2025	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	Changes other than Cash	06.30.2026
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Mortgage finance bonds	521	(93)	—	—	13	—	441
Bonds	11,887,423	(141,173)	—	56,085	417,259	—	12,219,594
Dividends paid	605,955	(1,009,925)	—	—	—	714,679	310,709
Obligations for lease contracts	74,343	(14,982)	13,669	—	2,550	—	75,580
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—	—
Total liabilities from financing activities	12,568,242	(1,166,173)	13,669	56,085	419,822	714,679	12,606,324

			Changes from non-cash Flow items
	12.31.2024	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	Changes other than Cash	06.30.2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Mortgage finance bonds	850	(208)	—	—	15	—	657
Bonds	10,758,098	367,127	—	(59,744)	333,283	—	11,398,764
Dividends paid	597,228	(995,380)	—	—	—	706,405	308,253
Obligations for lease contracts	91,429	(15,527)	5,059	—	2,811	—	83,772
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—	—
Total liabilities from financing activities	11,447,605	(643,988)	5,059	(59,744)	336,109	706,405	11,791,446

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the period between January 1, and June 30, 2026 and 2025

		Attributable to shareholders of the Bank
	Note	Capital	Reserves	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the year	Total	Non-controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2025		2,420,538	709,742	3,777	2,488,942	5,622,999	2	5,623,001
Dividends distributed and paid	28	—	—	—	(995,380)	(995,380)	(1)	(995,381)
Application of provision for payment of common stock dividends		—	—	—	597,228	597,228	—	597,228
Provision for payment of common stock dividends		—	—	—	(308,253)	(308,253)	—	(308,253)
Subtotal: transactions with owners during the period		—	—	—	(706,405)	(706,405)	(1)	(706,406)
Net Income for the period 2025	28	—	—	—	633,811	633,811	—	633,811
Other comprehensive income for the period	28	—	1,916	15,067	—	16,983	—	16,983
Subtotal: Comprehensive income for the period		—	1,916	15,067	633,811	650,794	—	650,794
Balances as of June 30, 2025		2,420,538	711,658	18,844	2,416,348	5,567,388	1	5,567,389
Dividends distributed and paid		—	—	—	—	—	—	—
Application of provision for payment of common stock dividends		—	—	—	—	—	—	—
Provision for payment of common stock dividends		—	—	—	(297,702)	(297,702)	—	(297,702)
Subtotal: transactions with owners during the period		—	—	—	(297,702)	(297,702)	—	(297,702)
Net Income for the period 2025		—	—	—	558,451	558,451	—	558,451
Other comprehensive income for the period		—	—	(28,603)	—	(28,603)	—	(28,603)
Subtotal: Comprehensive income for the period		—	—	(28,603)	558,451	529,848	—	529,848
Balances as of December 31, 2025		2,420,538	711,658	(9,759)	2,677,097	5,799,534	1	5,799,535
Dividends distributed and paid	28	—	—	—	(1,009,925)	(1,009,925)	1	(1,009,924)
Application of provision for payment of common stock dividends	28	—	—	—	605,955	605,955	—	605,955
Provision for payment of common stock dividends	28	—	—	—	(310,709)	(310,709)	—	(310,709)
Subtotal: transactions with owners during the period		—	—	—	(714,679)	(714,679)	1	(714,678)
Net Income for the period 2026	28	—	—	—	659,195	659,195	—	659,195
Other comprehensive income for the period	28	—	—	(26,585)	—	(26,585)	—	(26,585)
Subtotal: Comprehensive income for the period		—	—	(26,585)	659,195	632,610	—	632,610
Balances as of June 30, 2026		2,420,538	711,658	(36,344)	2,621,613	5,717,465	2	5,717,467

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and December 31, 2025

1.	Company information:

Banco de Chile (“The Bank”) has been authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal successor of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was incorporated by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, and authorized by Supreme Decree of dated November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s registered office is located at Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies:

(a)	Legal Provisions:

Decree Law No. 3,538 of 1980, according to the text superseded by the first article of Law No. 21,000 that “Creates the Financial Market Commission”, provides in number 6 of its article 5 that the Financial Market Commission (“CMF”) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting records”.

According to the current legal framework, banks must use the accounting principles established by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the Colegio de Contadores de Chile A.G., coinciding with the Accounting Standards of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Should any discrepancy exist between accounting principles generally accepted in Chile and the accounting standards issued by the CMF, the latter shall prevail.

The notes to the Interim Consolidated Financial Statements contain additional information to that presented in the Interim Consolidated Statement of Financial Position, Interim Consolidated Statement of Income, Interim Consolidated Statement of Other Comprehensive Income, Interim Consolidated Statement of Cash Flows and Interim Consolidated Statement of Changes in Equity. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable manner.

(b)	Basis of Consolidation:

The Interim Consolidated Financial Statements of Banco de Chile for the period ended June 30, 2026 and 2025 and December 31, 2025, have been consolidated with its subsidiaries. The Interim Consolidated Financial Statements have been prepared using consistent accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) generated from operations performed between the Bank and its subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity and consolidated income statement of the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(b)	Basis of Consolidation, continued:

−	Subsidiaries:

Interim Consolidated Financial Statements for the period ended June 30, 2026 and 2025 and December 31, 2025 include the Financial Statements of the Bank and its subsidiaries in accordance with IFRS 10 “Consolidated Financial Statements”.

The entities controlled by the Bank and consolidated are detailed as follows:

				Ownership interest
				Direct		Indirect			Total
			Functional	June	December	June	December	June	December
Rut	Subsidiaries	Country	Currency	2026	2025	2026	2025	2026	2025
				%	%	%	%	%	%

96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
77,955,969-6	Operadora de Tarjetas Banchile Pagos S.A.	Chile	Ch$	99.90	99.90	0.10	0.10	100.00	100.00

−	Investments in associates and joint ventures:

Associated entities are those over which the Bank has the ability to exercise significant influence, without having control over the associate.

Investments in associates where the entity has significant influence are accounted for using the equity method of accounting (Note 14 Investments in other companies).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” are recognized using the equity method of accounting.

The investment in other companies that, for its characteristics, is defined as “Joint Venture” is Servipag Ltda.

−	Minority investments in other companies:

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 is applied.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(b)	Basis of Consolidation, continued:

−	Fund management:

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, receiving compensation in line with the services provided and in accordance with market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

In accordance with IFRS 10, for consolidation purposes it is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, to determine whether that role is Agent or Principal.

The Bank and its subsidiaries manage investments and mutual funds on behalf and for the benefit of investors, acting only as an Agent in this relationship. Under this category, and as per the aforementioned regulation, it does not control such funds when exercising their authority to make decisions. Accordingly, as of June 30, 2026 and 2025 acting as agents, are not controlled and therefore not consolidated by the Bank or its subsidiaries.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, either directly or indirectly,. It is presented as a separate item in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

(d)	Use of Estimates and Judgment:

The preparation of Interim Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. The estimates made refer to:

-	Impairment losses on assets and liabilities (Notes 11, 13, 15, 16, 17 and 40);

-	Allowance for credit losses (Notes 13, 26 and 41);

-	Expenses for amortization of intangible assets, depreciation of property and equipment and leased assets and lease liabilities (Notes 15, 16 and 17);

-	Current and deferred taxes (Note 18);

-	Provision for contingencies (Note 24);

-	Contingencies and commitments (Note 29);

-	Fair value of financial assets and liabilities (Notes 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by Management in order to quantify certain assets, liabilities, revenue, expenses and commitments.

During the period ended June 30, 2026, there have been no significant changes in the estimates made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(e)	Financial Assets:

The classification, measurement and presentation of financial assets has been performed based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks or “CNCB” (per its Spanish acronym), considering the criteria described below:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Non-trading financial assets mandatorily measured at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which includes the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as the “Solely Payments of Principal and Interest” (SPPI) criterion.

The measurement of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset shall be measured at fair value through other comprehensive income if the following two conditions are met:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described above.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(e)	Financial Assets, continued:

Measurement of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its acquisition or issuance, using the Effective Interest Rate method (EIT). The calculation of the effective interest rate includes all fees, commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Subsequent measurement:

All variations in the value of financial assets due to the accrual of interest and items treated as interest are recorded in “Interest income” or “Interest expense” of the Consolidated Statement of Income for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

Changes in the valuations that occur subsequent to initial registration for reasons other than those mentioned in the preceding paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Non-trading financial assets mandatorily measured at fair value through profit or loss and financial assets designated as at fair value through profit or loss:

The caption “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results at short-term.

The financial assets recorded under “Non-trading Financial assets mandatorily measured at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

The caption “Financial assets designated as at fair value through profit or loss” will classify financial assets only when such designation eliminates or significantly reduces the inconsistency in the measurement or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Non-trading financial assets and liabilities mandatorily measured at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Statement of Income. Variations originated from differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Statement of Income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(e)	Financial Assets, continued:

Financial assets at fair value through other comprehensive income:

−	Debt financial instruments:

The assets recorded in this item are measured at their fair value, interest income and indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, whereas subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to be part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. Should these assets be sold, the resulting gain or loss is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income” in the Consolidated Statement of Income.

Net impairment losses on financial assets at fair value through other comprehensive income occurred during the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” in the Consolidated Statement of Income.

−	Equity financial instruments:

On initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in fair value of equity instruments designated as at fair value through other comprehensive income.” The dividends received from these investments are recorded in “Income from investments in companies” in the Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9.

−	Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are measured after their acquisition at their “amortized cost”, in accordance with the effective interest method. They are subdivided according to the following:

-	Rights by resale agreements (Note 13 (a)).

-	Debt financial instruments (Note 13 (b)).

-	Loans to Banks (Note 13 (c)).

-	Loans to customers (Note 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in “Provisions for credit risk of loans to banks and loans to customers” and “Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI” in the Consolidated Statement of Income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(e)	Financial Assets, continued:

−	Rights and Obligations by repurchase agreements:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Rights by resale agreements” which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also performed as a form of financing, which are included as liabilities in “Obligations by repurchase agreements”. In this regard, the investments that are sold subject to a repurchase obligation and that are used as collateral for the loan correspond to financial debt securities. The obligation to repurchase the investment is classified in liabilities as “Obligations by repurchase agreements” and is measured according to the interest rate of the agreement.

−	Debt financial instruments at amortized cost:

These instruments are recorded at their cost plus accrued interest and UF indexation, less the allowances for impairment made when their recorded amount is higher than the estimated amount of recovery and their interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income” and “UF indexation income”.

−	Loans to Banks:

This item shows the balances of operations with local and foreign banks, including the Central Bank of Chile and foreign Central Banks.

−	Loans to customers:

Loans from customers include generated and acquired relate to non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)	Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defines certain loans as hedged items, measured at fair value through profit or loss as described in letter (p) of this note.

(ii)	Lease contracts

These are included under the item “Loans to customers” correspond to regular lease payments for contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(e)	Financial Assets, continued:

(iii)	Factoring transactions

They are measured for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representing credits, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in profit or loss as interest income, through the effective interest method, during the financing period. In those cases where the transfer of these instruments was made without responsibility of the grantor, the Bank assumes the insolvency risks of those required to pay.

(f)	Allowances for credit losses:

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”

In accordance with CMF’s instructions, models or methods are used based on an individual and collective analysis of debtors, to establish the allowance for loan losses. The Bank’s Board of Directors approves such models, as well as the amendments to their design and application.

(i)	Allowance for individual evaluations.

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in depth.

Likewise, the analysis of borrowers focuses on its creditworthiness related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed with respect to guarantees, terms, interest rates, currency and indexation, etc.

For the purposes of establishing the allowances, banks must assess the creditworthiness and classify debtors and their transactions referred to contingent loans, in the related categories with the prior allocation to one of the following three portfolio categories: Normal, Substandard and Non-performing loans.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

−	Normal Loans and Substandard Loans:

Normal performing loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic and financial position no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations at short-term.

The Substandard Portfolio also includes those debtors who have shown past due amounts over 30 days recently. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000

Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be made for normal and substandard portfolios, the exposure subject to the allowances should be estimated previously, applying the related loss percentages, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure subject to allowances relates to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the carrying amount of loans and accounts receivable of the related debtor, whereas for contingent loans, the value resulting from applying that indicated in No. 3 of Chapter B-3 of the CNCB.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

For real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain from the sale of the assets or equity instruments. Also, in qualifying cases, the direct debtor’s credit risk may be substituted for the creditworthiness of the guarantor. In no event may the guaranteed securities be discounted from the amount of the exposure, as this procedure is only applicable when related to financial or real guarantees.

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100) x (LGDdebtor /100) + GE x (PDguarantor /100) x (LGDguarantor /100)

Where:

ESA	=	Exposure subject to allowances, (Loans + Contingent Loans) – Financial or real guarantees

GE	=	Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

−	Non-performing loans:

The non- performing portfolio includes the debtors and their loans whose recovery is considered remote, as they show impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any loan. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all loans, including 100% of the amount of contingent loans, held by those same debtors.

For purposes recognizing the allowances on non- performing loans, the Bank has allowance percentages to be applied to the amount of exposure, which relates to the amount of loans and contingent loans kept by the same debtor. To apply that percentage, an expected loss rate must be estimated, deducting from the exposure amount the recoverable amounts through the execution of financial or real guarantees supporting the transaction and, in the event specific background substantiate it, deducting the present value of recoveries that may be obtained performing collection actions, net of expenses associated with them. Such loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions from the same debtor.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

These categories, their loss range as estimated by the Bank and the percentages of allowances that must be applied on the amount of exposures, are listed in the following table:

Type of portfolio	Risk Scale	Expected Loss Range	Allowance (%)
Non-performing loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected Loss Rate	=	(E−R)/E
Allowance	=	E × (AP/100)

Where:

E	=	Exposure Amount
R	=	Recoverable Amount
AP	=	Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All of the loans debtors must remain in the Default Portfolio until there is a normalization of their capacity or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following cumulative conditions must be met:

-	No obligation of the debtor with the bank are more than 30 calendar days overdue.

-	No new refinances agreements have been granted to pay their obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has any loan with partial payment periods less than six months, they have already made two payments.

-	If the debtor must pay monthly fees for one or more loans, at least, four consecutive dues have been paid.

-	The debtor does not have direct debts unpaid in the CMF compiled information, except in the case of insignificant amounts are involved.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

(ii)	Allowances for group assessment.

Group assessments are relevant for residential and consumer mortgage loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

-	The Bank has an aggregate exposure to a single counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations factors. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CNCB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

Banks must maintain a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the potential costs of forming groups for all debtors, the bank must at least maintain control and forming groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

-	Each aggregate exposure to a single counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular calculations, the criteria will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank’s portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine allowances, group assessment requires the creation of loan groups with similar characteristics in terms of debtors types and agreed terms, to establish technically based estimates by prudential criteria and following both the payment behavior of the group in question and the recoveries concerned of defaulted loans and consequently provide the necessary provisions to cover the portfolio risk.

To determine its allowances, the Bank segments its debtors into homogeneous groups, according described above, associating to each group with a determined probability of default and a recovery percentage based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default, the estimated losses must be related to the type of portfolio and the term of the operations.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

−	Standard method of provisions for group portfolio.

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

(a)	Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, will depend on the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage collateral (PVG), according to the following table:

Allowances factor applicable according to delinquency and CMG
		Days of default at the end of the month
CMG section	Concept	0	1-29	30-59	60-89	Non-performing Portfolio
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537

40% < CMG≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413

80% < CMG≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310

CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital /Mortgage Guarantee value

(b)	Commercial portfolio

To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

●	Commercial Leasing Operations

The provision factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

●	Generic commercial loans and factoring

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral
Days of default at the month-end	PTVG≤100%	PTVG>100%	Without collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNCB may be considered, computed as the difference between 80% of the property commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

(c)	Consumer Portfolio

The allowance factor, represented by the expected loss (EL), corresponds to the probability of default (PD) together with the loss given the default occurred (LGD). This factor is applied uniformly to all contingent consumer loans and consumer credits held by the debtor with the bank and its subsidiaries established in Chile, including consumer leasing transactions. In the case of contingent transactions, the exposure measure is calculated according to the provisions established in Chapter B-3 of the CNC will be considered.

To define the value of the PD, the following factors are calculated for each debtor:

●	Bank default rate: This corresponds to the maximum default rate (in days) for the consumer portfolio, including consumer leasing transactions, that the debtor has with the bank at the end of the month for which provisions are being determined. For clients with more than one transaction, the maximum value obtained from all of them is used. This variable is measured by considering all entities that comprise the institution’s overall consolidated level.

●	30 days in default in the financial system: This variable applies to whether the debtor has at least one direct debt in default for 30 days or more in any of the three months prior to the date on which the provisions are calculated. This variable is calculated based on the debtor’s defaults with all credit providers for which information is available. This variable includes the list of debtors reported by the CMF, as well as the bank itself at a global consolidated level, and the various financial products. It excludes only loans subject to a communication ban under Law No. 19,628 on the Protection of Privacy.

●	Having a mortgage Loan: This variable determines whether the borrower has a current mortgage loan in the financial system. In this case, the bank uses the most recent information available at the date the provisions are being calculated, considering the list of borrowers reported by the CMF, in addition to the bank’s own consolidated data.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

The table of factors considered to define the PD is as follows:

	With a mortgage loan for housing in the system		No mortgage loan for housing in the system
Maximum default level in the month and bank (range in days that includes extremes	No default greater than 30 days in the system	With a default greater than 30 days in the system	No default greater than 30 days in the system	With a default greater than 30 days in the system
0 and 7	3.3%	14.6%	6.6%	19.8%
8 and 30	20.4%	41.6%	30.6%	48.5%
31 and 60	50.2%	63.0%	65.1%	66.3%
61 and 89	62.6%	81.7%	72.3%	86.9%

In the event that the debtor is in default, the assigned LGD will be 100%.

To determine the value of the LGD, it is determined whether the debtor has a mortgage loan for the home in the system as defined for the value of the PD, and the type of loan involved.

The LGD to be used is defined according to the following table:

	Automotive leasing and credit operations	Credits in installments	Credit cards and lines, and other consumer products
With a mortgage loan for housing in the system	33.2%	47.7%	49.5%
No mortgage loan for housing in the system	33.2%	56.6%	60.3%

The allocation of the LGD value is carried out according to the following guidelines:

●	“Automotive leasing and credit operations” will be considered those loans where the transaction is intended to finance the acquisition of private vehicles, which remain as collateral (pledge) in favor of the institution. Consumer financial leasing operations are also considered in this category.

●	“Installment Credits” will correspond to those registered in the item Consumer Credits in Installments of Chapter C-3 of the CNC, to the extent that these have been granted upon signing of a promissory note that clearly establishes the amount of capital, term, rate and number of installments, without a predefined use of the funds (free disposal) and does not correspond to the previous category.

●	If a loan does not fall under either of the two previous definitions, but is classified as consumer loans, the LGD value assigned to the “Credit cards and lines, and other consumer loans” category must be applied.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

−	Portfolio in default.

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CNCB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(iii)	Impaired portfolio.

The impaired portfolio includes the following assets, according to Chapter B-1 of the CNCB of the CMF:

-	In case of individually assessed debtors, includes credits from “Non-performing loans” and those classified in categories B3 and B4 of “Substandard Portfolio”.

-	These debtors subject to collective assessment includes all credits of the “Non- performing loans”.

(iv)	Charge-offs.

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

−	Charge-offs of loans to customers

The charge-off must be made using the credit risk provisions constituted, regardless of the reason for which the charge-off occurred.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

-	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

-	When the debt without executive title expires 90 days after it was recorded in asset.

-	At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.

-	When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term corresponds to the time elapsed from the date on which the payment of all or part of the obligation that is in default became enforceable.

−	Charge-offs of lease operations

These assets must be charge-offs against the following circumstances, whichever occurs first:

-	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

-	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

-	When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term corresponds to the time elapsed from the date on which the payment of all or part of the obligation that is in default became enforceable.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Allowances for credit losses, continued:

(v)	Recovery of written-off loans

Subsequent payments obtained for transactions written-off are recognized directly as profit or loss in the Consolidated Statement of Income under the item “Recovery of written-off loans”.

In the event that there are recoveries in assets, revenue will be recognized in profit or loss for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets are recovered after the write-off of a leasing transaction, when such assets are incorporated into the assets.

Any renegotiation of a loan written-off does not give rise to revenue, as long as the transaction continues to be impaired, and the actual payments received will be treated as recoveries of loans written-off.

Consequently, the renegotiated loan will be re-entered as an asset if it ceases to be impaired, also recognizing the income from the activation as recovery of loans written-off.

The same criterion should apply in the event that a loan is granted to repay a loan written-off.

(g)	Impairment for credit risk on financial assets at amortized cost and financial assets at fair value through other comprehensive income (FVTOCI):

In accordance with Chapter A-2 of the CNCB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Loans to Banks” and “Loans to customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapter B-1 to B-3 of the CNCB.

For the rest of the financial assets measured at Amortized Cost or FVTOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation measurement is at amortized cost or at FVTOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is performed in accordance with a general impairment model that is based on the existence of 3 possible stages of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 stages determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Below, each stage is listed:

Stage 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount in the balance sheet.

Stage 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount in the balance sheet.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

Stage 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

−	Impairment of debt financial instruments measured at fair value through other comprehensive income.

The Bank applies the value impairment requirements for the recognition and measurement of an impairment loss allowance account to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This impairment loss allowance account is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The cumulative loss recognized in OCI is recycled in profit or loss when derecognizing the financial assets.

(h)	Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost.

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank’s objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative instruments held for trading that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Measurement of financial liabilities:

Initial measurement:

They are initially recorded at fair value, less transaction costs that are directly attributable to their issuance. Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the items “Interest expenses” and “Inflation indexation expense” of the Consolidated Statement of Income for the period in which the accrual occurred (see Note 30 and 31).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

Subsequent measurement:

The changes in the measurements that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified.

Financial liabilities at amortized cost:

The liabilities recorded in this item are measured after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

(i)	Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset in its Statement of Financial Position, when the contractual rights to the cash flows from the financial asset expire or when it transfers the rights to receive contractual cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of the ownership. In this case:

−	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

−	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

−	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

-	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

-	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(j)	Offset of financial assets and liabilities:

Financial assets and liabilities are offset, so that their net amount is presented in the Consolidated Statement of Financial Position, and only when the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading and foreign exchange activity.

(k)	Functional currency:

The items included in the Financial Statements of each of the entities of Banco de Chile and its subsidiaries are presented using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

(l)	Foreign currency transactions:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position, for profit or loss the exchange rate corresponding to each month-end is applied. All differences are recorded as a debit or credit to profit or loss.

As of June 30, 2026 and 2025, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the Chilean CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$921.00 per US$1 (Ch$931.28 per US$1 as of June 30, 2025).

As of June 30, 2026, the amount of Ch$40,510 million corresponds to the net income from exchange, indexation and accounting hedging of foreign currency (net gain of Ch$49,740 million as of June 30, 2025) shown in the Consolidated Statements of Income, includes the result from foreign currency exchange operations, indexation and accounting hedges, including the translation of assets and liabilities in foreign currency or indexed to exchange rate.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(m)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note 6). The Bank’s operating segments are determined based on its different business units, considering the following:

-	That it conducts business activities from which income is obtained and expenses are incurred (including income and expense from transactions with other components of the same entity).

-	That its operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions, to decide on the resources to be allocated to the segment and assess its performance; and

-	For which financial information is available about the segment which is differentiated.

(n)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating, investing and financing activities, during the year. The Bank uses the indirect method for the preparation of the statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, the following concepts are considered:

-	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to transactions pending settlement that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, readily convertible into known amounts of cash from the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

-	Operating activities: corresponds the principal revenue-producing activities of the Bank and other activities that are not investing or financing activities.

-	Investing activities: correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: corresponds to the activities that result in changes in the size and composition of the contributed equity and of liabilities that are not part of operating and investing activities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(o)	Financial derivative instruments:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of derivative financial instruments, to hedge the foreign currency and interest rate risk exposures. These contracts are initially recognized in the Consolidated Statement of Financial Position at their cost (including the transactions costs) and subsequently measured at fair value. Derivative contracts are stated as an asset when their fair value is positive and as a liability when it is negative under the item “Financial derivative instruments”.

Changes in fair value of derivative contracts held for trading are included under the caption “Financial Assets and Liabilities held for Trading”, on the Consolidated Statement of Income.

Additionally, the Bank includes in the measurement of the derivatives “Counterparty Credit Risk Adjustments, including: “CVA” or Credit Valuation Adjustment to reflect the counterparty credit risk in determining the fair value, as well as the “DVA” o Debit Valuation Adjustment to reflect the Bank’s own credit risk. Likewise, the Bank incorporates “Financing Adjustment”, also called “FVA” or Funding Valuation Adjustment, which captures the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals (or they are imperfect).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and it is not measured at fair value with the related unrealized gains and losses included in profit or loss.

(p)	Derivative instruments for accounting hedges:

The Bank has opted to continue applying the hedge accounting requirements included in IAS 39 when adopting IFRS 9.

At the date of entering into a derivative contract, it must be designated by the Bank as a derivative instrument for trading or for hedge accounting purposes.

If the derivative instrument is classified for hedging purposes, it may be:

-	A fair value hedge of existing assets or liabilities or firm commitments.

-	A cash flow hedge related to existing assets or liabilities or expected transactions.

A hedge relationship for hedge accounting must meet all the following conditions:

-	At the inception of the hedge, the hedging relationship has been formally documented.

-	the hedge is expected to be highly effective.

-	the effectiveness of the hedge can be measured reliably.

-	the hedge is highly effective in relation to the hedged risk, on a continuous basis throughout the entire hedging relationship.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(p)	Derivative instruments for accounting hedges, continued

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net inflation indexation income” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognized in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net inflation indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

If the hedging instrument no longer meets the criteria for cash flow hedge accounting, it expires or is sold, it is suspended or exercised, this hedge is discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until forecasted transactions occur, in that moment will be recognized in Consolidated Statement of Income (in the item “Net interest income” and “Net inflation indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be recognized immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net inflation indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the hedge).

(q)	Intangible Assets:

Intangible assets (Note 15) are initially recognized at their acquisition cost and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment loss.

Software or computer programs acquired or generated internally by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recognized in profit or loss on the straight-line amortization method based considering the estimated useful lives of the software, from the date on which they are available for use. The estimated useful life of software is a maximum of 6 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(r)	Property and equipment:

Property and equipment (Note 16) includes the amount of land, real estate, furniture, IT hardware and equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenditures that are directly attributed to the acquisition of the asset.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of the item of property and equipment.

The estimated average useful lives for the periods 2026 and 2025 are as follows:

- Buildings	50 years
- Facilities	10 years
- Equipment	5 years
- Furniture	5 years

Maintenance expenses related to those assets held for own uses are recognized as expenses in the year in which they are incurred.

(s)	Current taxes and deferred taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current tax regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects from temporary differences between the carrying value and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured in accordance with current Chilean tax legislation, at the tax rates that are expected to be applied in the year in which the deferred tax assets and liabilities are to be realized or settled. Future effects from changes in tax legislation or income tax rate are recognized in deferred taxes starting from the date in which the law approving such changes is enacted or substantially enacted (Note 18).

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized to recover temporary difference deductions. According to instructions from the Chilean CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Taxes”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(t)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

-	as a result of a past event, the Bank has a present or constructive obligation;

-	it is probable that at the reporting date an outflow of economic benefits will be required from the Bank or its subsidiaries to settle the obligation; and

-	the amount of such resources can be estimated reliably.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent loans are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its customers.

The following are classified as contingent loans in off-balance sheet information:

-	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to use credit without previous decisions by the Bank.

-	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the preceding paragraph, that the Bank can unconditionally cancel at any time and without prior notice, or whose automatic cancellation is considered in the event of impairment of the debtor’s creditworthiness, as permitted by the current legal framework and the contractual conditions established between the parties.

-	Contingent loans linked to CAE: Correspond to loan commitments granted in accordance with Law No. 20,027 (“CAE”).

-	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from goods circulation operations (e.g., confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

-	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(t)	Provisions, contingent assets and liabilities, continued:

-	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Updated Standards Compilation are considered.

-	Guarantees and sureties: Includes guarantees, sureties and standby letters of credit referred to in Chapter 8-10 of the Updated Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of such Compilation.

-	Other loan commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the customer, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate allowances for contingent loans, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent loans indicated below:

Type of contingent loan	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent loans linked to CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of their contingent loans.

(u)	Provisions for minimum dividends:

In accordance with the CNCB issued by the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Shareholders’ Corporations Law or its dividend policy. For such purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note 25).

For the purposes of calculating the provision for minimum dividends, the distributable net income is considered, which is defined as the amount resulting from reducing or adding to the net income for the year, the adjustment of the value of the paid-in capital and reserves, for the effects of the variation in the Consumer Price Index.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(v)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note 24 letter (c)).

-	Accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

-	Other short-term benefits

The entity considers for its employees an annual incentive plan for meeting objectives and individual contribution to the entity’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are accrued for based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

(w)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the periods ended June 30, 2026 and 2025 there are no concepts that should be adjusted.

(x)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation (Notes 30 and 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of recoverability of Loans to customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the loan or one of its payments has been 90 days past due.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(y)	Fee and commission income and expenses:

Fee and commission income and expenses (Note 32) are recognized in the Consolidated Statement of Income using the criteria established in IFRS 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized based on the contractual terms agreed upon with customers. Such revenue is recognized when, or as, a performance obligation is satisfied through the transfer of the committed goods or services to the customer, or when control of those goods or services is transferred to the customer.

Under IFRS 15, revenue recognition must be determined based on the nature of the committed goods or services. The most significant recognition criteria include the following:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to loan transactions are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. For loan commitments, when there is no certainty of the date of effective placement, fees and commissions are recognized in the period of the commitment that originates it on a straight-line basis.

The fees registered as income by the Bank correspond mainly to:

−	Commissions for loan prepayment: These commissions are accrued at the time the loans are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in current accounts.

−	Commissions for guarantee and letters of credit: These commissions are accrued in the period related to the granting by the Bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions that accrue in the period related to the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for management of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: includes income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operation services: include commissions for factoring operations services performed by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(y)	Fee and commission income and expenses, continued:

−	Commissions for financial consulting services: includes commissions for financial advisory services performed by the Bank and its subsidiary.

−	Other commissions received: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

−	Commissions for card operations: includes commissions paid for credit and debit card operations.

−	Commissions for licensing the use of card brands.

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: includes commissions for deposit and custody of securities and brokerage of securities.

−	Other commissions for services received: includes commissions for guarantees and sureties of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

(z)	Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, then the recoverable amount of the asset is estimated.

(aa)	Financial and operating leases:

−	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

−	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note 17).

On the date of commencement of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated impairment losses, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income on a straight-line depreciation basis from the commencement date and until the end of the lease term.

The monthly variation of the UF for the contracts established in such monetary unit should be treated as a remeasurement; accordingly, the UF indexation modifies the value of the lease liability, and simultaneously, the amount of the right-of-use asset must be adjusted by this effect.

Subsequent to the commencement date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the modifications to the lease.

In accordance with IFRS 16 “Leases” the Bank does not apply this rule to contracts whose term is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab)	Additional allowances:

In accordance with the standards issued by the CMF, banks could record additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

Allowances made in order to prevent the risk of macroeconomic fluctuations should anticipate situations of reversal of expansive economic cycles that, in the future, could result in a worsening of the conditions and, function as a countercyclical mechanism for accumulating additional allowances when the scenario is favorable and release or allocate them to specific allowances when environmental conditions deteriorate.

Accordingly, additional allowances must always correspond to general allowances on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses in the models used by the Bank (Note 26).

As of June 30, 2026, the balance of additional allowances amounts to Ch$681,217 million (Ch$631,217 million as of December 2025), which are presented in the caption “Special provisions for Credit risk” in Liabilities in the Consolidated Statement of Financial Position.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(ac)	Fair value measurement:

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The selected valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in profit or loss.

Note that the Bank has financial assets and liabilities that offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note 44.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or amended by the International Accounting Standards Board (IASB) and by the Financial Market Commission (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

-	Accounting standards issued by IASB.

IFRS 9 and IFRS 7 Financial Instruments: Classification and Measurement

In May 2024, the IASB issued amendments to the classification and measurement requirements of IFRS 9, “Financial Instruments”, and to the disclosure requirements of IFRS 7, “Financial Instruments: Disclosures”, as follows:

Derecognition of financial liabilities settled by electronic transfer.

The amendment allows an entity to consider that a financial liability (or part of it) that is settled using an electronic payment system is cancelled, expires or the liability otherwise qualifies for derecognition before the settlement date, if certain specified criteria are met. An entity that chooses to apply the deregistration option would be required to apply it to all settlements made through the same electronic payment system.

Classification of financial assets

The amendment provides guidance on how an entity can evaluate whether the contractual cash flows of a financial asset are consistent with a basic loan agreement, for classification and measurement purposes.

The amendment also improves the description of the term “non-recourse”, meaning that a financial asset has “non-recourse” features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Disclosures

For investments in equity financial instruments designated at fair value through other comprehensive income, an entity is required to disclose the fair value gain or loss presented in other comprehensive income during the period, showing separately the fair value gain or loss that relates to investments derecognized in the period and the fair value gain or loss that relates to investments held at the end of the period.

Additional disclosures are required for financial assets and liabilities with contractual terms that reference a contingent event (including those that are linked to Environmental, Social and Governance factor (ESG)).

The amendments are effective for annual periods beginning on or after January 1, 2026.

The Bank had no impact on the implementation of this new standard.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

New Standards and interpretations issued but not yet effective:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of June 30, 2026:

-	Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Ventures and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of the gains and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold, or contribution constitutes a business. Accordingly, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses resulting from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this amendment in the future, allowing its immediate adoption.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

IFRS 18 – Presentation and Disclosure in Financial Statements.

In April 2024, IASB issued a new accounting standard, IFRS 18 Presentation and Disclosure in Financial Statements, replacing the IAS 1 Presentation of Financial Statements.

This new standard aims to improve the usefulness of the information presented and disclosures so that the comparability of the financial information is enhanced, complying with the qualitative characteristics defined in the conceptual framework of the International Financial Reporting Standards (IFRS).

According to the information provided by IASB, the standard introduces three new requirements:

-	Improving the comparability of the statement of income.

-	Higher transparency in measuring performance defined by Management.

-	More useful grouping of the information in the financial statements.

The standard will be effective for annual accounting periods beginning on or after January 1, 2027.

Because these Consolidated Financial Statements are prepared in accordance with the standards issued by the CMF as defined in CNCB, the adoption of this standard is conditional upon the amendment of the CNCB.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued the new accounting standard IFRS 19 Subsidiaries without Public Accountability: Disclosures, which will become effective on January 1, 2027 where early application is permitted.

This new standard allows to save preparation costs of the financial statements of subsidiaries without public accountability, making possible to disclose less information and adapt the financial statements to the needs of the users when certain conditions are met.

The standard establishes that a subsidiary has public accountability if:

-	It has debt instruments or capital that is subject to trade on a public market or if it is in the process of issuing such instruments to negotiate on a public market; or

-	Manages fiduciary assets for a broad group of outsiders as one of its principal businesses.

A subsidiary is eligible and can apply IFRS 19 in its consolidated, separate or stand-alone financial statements if:

-	It has no public accountability; and

-	Its ultimate Parent or any other intermediate Parent issued consolidated financial statements that are available for public use and comply with IFRS.

This new standard will not have an impact on the Consolidated Financial Statements.

Bill Proposal

During the second quarter of 2026, the Chilean National Congress began consideration of the National Reconstruction and Economic and Social Development Bill, which includes, among other measures, a gradual reduction over a three-year period of the First Category Income Tax rate from 27% to 23%.

In accordance with IAS 12, Income Taxes, deferred tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted as of the reporting date. Accordingly, as of June 30, 2026, no effect related to this bill proposal has been recognized. However, if the legislation is enacted and published under terms substantially similar to those currently proposed, the Bank estimates that the remeasurement of its deferred tax assets and liabilities would result in a debit to earnings of approximately Ch$69,000 million.

4.	Changes in Accounting Policies

During the period ended June 30, 2026, there have been no material changes in accounting policies affecting the presentation of these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events:

(a)	During the period 2026, Banco de Chile has reported as an essential event the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Series	Amount	Currency	Maturity date	Average rate
January 8, 2026 (*)	20240002	HW	750,000	UF	06/01/2044	2.93%
January 12, 2026 (*)	20240002	HW	100,000	UF	06/01/2044	2.92%
January 14, 2026	11/2022	FU	500,000	UF	11/01/2032	2.81%
January 14, 2026	11/2022	GG	350,000	UF	05/01/2035	2.89%
January 14, 2026 (*)	20240002	HW	300,000	UF	06/01/2044	2.91%
January 15, 2026	11/2022	FU	500,000	UF	11/01/2032	2.78%
January 15, 2026 (*)	20240002	HH	400,000	UF	12/01/2036	2.87%
January 15, 2026 (*)	20240002	HW	50,000	UF	06/01/2044	2.89%
February 10, 2026	11/2022	FG	860,000	UF	11/01/2030	2.59%
March 5, 2026	11/2022	FG	1,000,000	UF	11/01/2030	2.51%
June 30, 2026	11/2022	FG	310,000	UF	11/01/2030	2.82%

(*)	The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

(b)	On January 21, 2026, Banco de Chile reported that Mr. Francisco Pérez Mackenna submitted his resignation from the positions of Regular Director and Vice Chairman of Banco de Chile, effective January 31, 2026, which was accepted by the Board of Directors. Likewise, the Board agreed to appoint Mr. Óscar Hasbún Martínez as Regular Director, replacing Mr. Francisco Pérez Mackenna, effective February 1, 2026 and until the next Annual General Shareholders’ Meeting. Finally, the Board agreed to appoint Regular Director Mr. Jean-Paul Luksic Fontbona as Vice Chairman of the Board, effective February 1, 2026.

(c)	On January 29, 2026, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 26, 2026 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2025:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2024 and November 2025, amounting to Ch$182,336,381,737 which will be added to retained earnings from previous periods.

b)	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.99757030464 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 84.7% of the profits for the year ended December 31, 2025.

Additionally, in accordance with the Bank’s Bylaws, and considering the amendment to Article Eight approved at the Extraordinary Shareholders’ Meeting held on November 10, 2025, the election of the Board of Directors to take place at the upcoming Ordinary Shareholders’ Meeting on March 26, 2026 will require the appointment of nine Principal Directors, as well as two Alternate Directors.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

(d)	On March 6, 2026, the subsidiary Banchile Administradora de Fondos S.A. reported that Mr. José Luis Vizcarra Villalobos submitted his resignation from his position as Director of Banchile Administradora General de Fondos S.A.

(e)	On March 12, 2026, the subsidiary Banchile Administradora de Fondos S.A. reported that Mr. Andrés Ergas Heymann submitted his resignation from his position as Director of Banchile Administradora General de Fondos S.A.

(f)	On March 12, 2026, Banco de Chile reported that Mr. Andrés Ergas Heymann submitted his resignation from his position as Regular Director of Banco de Chile. At the Ordinary Meeting of the Board of Directors held on the same date, the Board of Directors of Banco de Chile acknowledged and accepted said resignation.

Likewise, and in accordance with the provisions of Article Eight of the Bank’s Bylaws, the First Alternate Independent Director, Mr. Paul Furst Gwinner, assumed the position of Regular Independent Director.

(g)	On March 26, 2026, Banco de Chile reported that, at the Ordinary Shareholders’ Meeting, the Board of Directors was fully renewed, as the legal and bylaw-mandated three-year term of office of the outgoing Board of Directors had expired.

Following the corresponding vote held at said meeting, the following individuals were elected as Directors of the Bank for a new three-year term:

Regular Directors:	Hernán Büchi Buc
Vivianne Caumont
Julio Santiago Figueroa
Paul Furst Gwinner (Independent)
Pablo Granifo Lavín
Oscar Hasbún Martínez
Ana Holuigue Barros (Independent)
Patricio Jottar Nasrallah
Jean-Paul Luksic Fontbona

First Alternate Director:	Nicolás Lewin Muñoz (Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Furthermore, at an Ordinary Meeting of the Board of Directors held on the same date, the following appointments and designations were agreed upon:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Jean-Paul Luksic Fontbona
Vice Chairman:	Julio Santiago Figueroa

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

(h)	On April 27, 2026, the subsidiary Operadora de Tarjetas Banchile Pagos S.A. reported that, at an extraordinary meeting of its Board of Directors, the resignation submitted by its General Manager, Mr. Rodrigo Devía González, was acknowledged, which will become effective on April 30, 2026.

At the same meeting of the Board of Directors, it was resolved to appoint Mr. Felipe Pérez González as General Manager of the Company, effective as of May 1, 2026. Mr. Pérez González currently serves as the Company’s Commercial Manager.

(i)	During the period 2026 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate
May 12, 2026	700,000,000	MXN	05/11/2033	TIIE (28 days) + 0.95%

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail Banking:

This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking:

This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:

This segment includes revenues associated with the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers performed by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:

Corresponds to the businesses generated by the companies controlled by the Bank, which perform banking business support activities. Companies comprising this segment are:

-	Banchile Administradora General de Fondos S.A.

-	Banchile Asesoría Financiera S.A.

-	Banchile Corredores de Seguros Ltda.

-	Banchile Corredores de Bolsa S.A.

-	Operadora de Tarjetas Banchile Pagos S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments are the same as those described in the summary of accounting policies. The Bank obtains the majority of the results from: interest, indexation and fees and commissions and financial transaction and changes, discounting provisions for credit risk and operating expenses. Management relies mainly on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, because management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained by aggregating the net financial margins of each individual operation of credit and deposit transactions performed by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to each transaction´s term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Allowance for credit risk is determined at the customer and counterparty level based on the characteristics of each of their operations. Additional allowances are assigned to the different business segments based on the credit risk weighted assets of each segment.

●	The capital and financial impacts on profit or loss have been assigned to each segment based on the risk-weighted assets.

●	Operating expenses are reflected at the level of the different functional areas of the Bank. Then, for the business segment purposes, the allocation of expenses from functional areas is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended June 30, 2026 and 2025 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank's total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended June 30, 2026 and 2025 for each of the segments defined above:

	Retail Banking		Wholesale Banking		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income and UF indexation	820,707	755,639	373,523	353,163	(44,058)	(44,807)	(351)	(705)	1,149,821	1,063,290	1,223	627	1,151,044	1,063,917
Net fee and commission income	195,580	179,148	50,827	47,382	2,147	1,973	92,480	102,462	341,034	330,965	(1,082)	(18,441)	339,952	312,524
Profit (loss) of financial operations	295	213	8,390	8,245	67,515	58,591	11,811	13,431	88,011	80,480	(1,223)	(627)	86,788	79,853
Foreign currency changes, indexation and accounting hedge	6,305	1,985	16,413	16,387	2,265	18,369	15,527	12,999	40,510	49,740	—	—	40,510	49,740
Other income	32,416	22,449	17,514	9,778	3,837	1,974	4,478	3,295	58,245	37,496	(8,327)	(7,561)	49,918	29,935
Income from investments in other companies	1,477	4,231	698	1,041	(19)	134	543	405	2,699	5,811	—	—	2,699	5,811
Total operating income	1,056,780	963,665	467,365	435,996	31,687	36,234	124,488	131,887	1,680,320	1,567,782	(9,409)	(26,002)	1,670,911	1,541,780
Personnel expenses	(191,809)	(179,989)	(56,483)	(54,908)	(1,970)	(1,959)	(31,497)	(43,592)	(281,759)	(280,448)	11	10	(281,748)	(280,438)
Administrative expenses	(162,713)	(172,988)	(42,657)	(39,761)	(1,359)	(1,131)	(25,121)	(25,759)	(231,850)	(239,639)	8,850	25,469	(223,000)	(214,170)
Depreciation and amortization	(40,479)	(39,872)	(3,163)	(3,585)	(245)	(275)	(4,176)	(3,623)	(48,063)	(47,355)	—	—	(48,063)	(47,355)
Impairment of non-financial assets	—	(31)	—	—	—	—	(333)	(2,409)	(333)	(2,440)	—	—	(333)	(2,440)
Other operating expenses	(17,875)	(13,181)	(5,005)	(3,910)	(136)	(17)	(987)	(984)	(24,003)	(18,092)	548	523	(23,455)	(17,569)
Total operating expenses	(412,876)	(406,061)	(107,308)	(102,164)	(3,710)	(3,382)	(62,114)	(76,367)	(586,008)	(587,974)	9,409	26,002	(576,599)	(561,972)
Expenses for credit losses (*)	(244,964)	(167,837)	(36,634)	(17,048)	2,340	(1,635)	—	—	(279,258)	(186,520)	—	—	(279,258)	(186,520)
Net operating income	398,940	389,767	323,423	316,784	30,317	31,217	62,374	55,520	815,054	793,288	—	—	815,054	793,288
Income taxes													(155,859)	(159,477)
Net income after taxes													659,195	633,811

(*)	As of June 30, 2026, the retail and wholesale banking segments include additional provisions allocated based on their risk-weighted assets of Ch$26,244 million and Ch$23,756 million, respectively.

The following table presents assets and liabilities as of June 30, 2026 and December 31, 2025 by each segment defined above:

	Retail Banking		Wholesale Banking		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	26,045,945	25,819,643	13,384,707	12,536,827	14,036,822	14,154,573	1,344,781	1,285,572	54,812,255	53,796,615	(165,604)	(261,464)	54,646,651	53,535,151
Current and deferred taxes													590,031	565,752
Total assets													55,236,682	54,100,903

Liabilities	18,085,847	17,893,540	11,540,721	10,543,300	18,943,537	19,062,619	1,100,024	1,028,142	49,670,129	48,527,601	(165,604)	(261,464)	49,504,525	48,266,137
Current and deferred taxes													14,690	35,231
Total liabilities													49,519,215	48,301,368

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

The detail of the balances included in cash and cash equivalents is as follows:

	June	December
	2026	2025
	MCh$	MCh$
Cash and deposits in banks:
Cash	826,843	900,264
Deposit in Chilean Central Bank (*)	144,271	1,347,525
Deposit in foreign Central Banks	—	—
Deposits in domestic banks	14,435	8,862
Deposits in abroad banks	472,636	334,335
Subtotal – Cash and deposits in banks	1,458,185	2,590,986

Net transactions in the course of settlement (**)	(225,986)	(149,753)
Cash equivalents (***)	2,549,097	2,880,913
Total cash and cash equivalents	3,781,296	5,322,146

The detail of the balances included under net ongoing clearance operations is as follows:

	June	December
	2026	2025
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	86,583	115,967
Funds receivable	292,133	298,452
Subtotal - assets	378,716	414,419

Liabilities
Funds payable	(604,702)	(564,172)
Subtotal - liabilities	(604,702)	(564,172)
Net transactions in the course of settlement	(225,986)	(149,753)

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Trading operations pending settlement correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in banks in foreign countries, normally within a period ranging between 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The detail of this line item is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Financial derivative instruments	1,852,957	1,869,467
Debt Financial Instruments	2,897,767	3,121,702
Others	429,705	402,259
Total	5,180,429	5,393,428

(a)	The Bank as of June 30, 2026 and December 31, 2025, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	On Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair Value Assets
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	7,432,208	6,451,389	3,619,621	3,453,741	5,698,591	3,453,928	775,826	658,475	72,358	3,028	—	—	17,598,604	14,020,561	344,720	377,810
Interest rate swap	—	—	1,502,934	384,202	1,683,279	2,758,114	7,513,741	7,746,942	7,359,481	7,089,417	4,905,140	4,497,481	4,042,525	4,088,342	27,007,100	26,564,498	459,878	451,124
Interest rate and cross currency swap	—	—	378,880	227,581	275,220	556,735	1,190,361	1,527,659	2,975,562	2,396,969	2,918,752	2,170,585	3,177,317	2,529,413	10,916,092	9,408,942	1,045,601	1,037,686
Call currency options	—	—	13,157	5,591	35,816	28,062	90,899	57,525	1,382	—	—	—	—	—	141,254	91,178	2,298	332
Put currency options	—	—	9,620	14,679	8,987	18,722	19,400	29,583	—	—	—	—	—	—	38,007	62,984	460	2,515
Total	—	—	9,336,799	7,083,442	5,622,923	6,815,374	14,512,992	12,815,637	11,112,251	10,144,861	7,896,250	6,671,094	7,219,842	6,617,755	55,701,057	50,148,163	1,852,957	1,869,467

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of Debt Financial Instruments is the following:

	June	December
	2026	2025
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	2,051,763	2,388,127
Bonds and Promissory notes from the General Treasury of the Republic	674,183	410,202
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	144,118	277,354
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	27,703	46,019
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	2,897,767	3,121,702

Under Instruments issued by the Chilean Government and Central Bank of Chile are classified instruments sold under repurchase agreements to customers and financial institutions of Ch$18,887 million as of June 30, 2026 (Ch$62,046 million as of December 31, 2025). The repurchase agreements have an average maturity of 2 days at the end June 30, 2026 (2 days in December 2025).

Under Other financial debt securities issued in Chile are included instruments sold under repurchase agreements to customers and financial institutions by an amount of Ch$85,074 million as of June 30, 2026 (Ch$151,169 million in December 2025). The repurchase agreements have an average maturity of 3 days at the end of the period 2026 (4 days in December 2025).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$364 million as of June 30, 2026 (Ch$474 million in December 2025), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

c)	The detail of other financial instruments is as follows:

	June	December
	2026	2025
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	425,352	400,222
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	2,573	619
Foreign equity instruments	—	—

Loans originated and acquired by the entity	—	—

Others	1,780	1,418
Total	429,705	402,259

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of June 30, 2026 and December 31, 2025, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of June 30, 2026 and December 31, 2025, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Debt Financial Instruments	4,525,582	3,548,971
Others	—	—
Total	4,525,582	3,548,971

(a)	As of June 30, 2026 and December 31, 2025, the detail of debt financial instruments is as follows:

	June	December
	2026	2025
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and Promissory notes from the General Treasury of the Republic	2,181,038	1,174,234
Other fiscal debt financial instruments	40	72

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	2,147,847	2,234,247
Bonds and trade effects from domestic companies	108,923	104,679
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	24,589	35,739
Debt financial instruments from other foreign banks	37,011	—
Bonds and trade effects from foreign companies	26,134	—
Other debt financial instruments issued abroad	—	—
Total	4,525,582	3,548,971

Instruments issued by the Chilean Government and Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$14,704 million in June 2026 (Ch$43,599 million in December 2025). The repurchase agreements have an average maturity of 1 day in June 2026 (5 days in December 2025).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$26,556 million as of June 30, 2026 (Ch$20,714 million as of December 31, 2025).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

As of June 30, 2026 the accumulated credit impairment for debt instruments at fair value through other comprehensive income amounted to Ch$4,485 million (Ch$6,979 million as of December 31, 2025).

(b)	The analysis of changes in fair value and expected losses from debt instruments measured at fair value is detailed as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2025	2,088,345	4,226	—	—	—	—	2,088,345	4,226
Net change in balance	1,454,573	2,753	—	—	—	—	1,454,573	2,753
Change in fair value	6,053	—	—	—	—	—	6,053	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact due to transfer between stages	—	—	—	—	—	—	—	—
Balance as of December 31, 2025	3,548,971	6,979	—	—	—	—	3,548,971	6,979

Balance as of January 1, 2026	3,548,971	6,979	—	—	—	—	3,548,971	6,979
Net change in balance	989,330	(2,494)	—	—	—	—	989,330	(2,494)
Change in fair value	(12,719)	—	—	—	—	—	(12,719)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact due to transfer between stages	—	—	—	—	—	—	—	—
Balance as of June 30, 2026	4,525,582	4,485	—	—	—	—	4,525,582	4,485

(c)	Realized and unrealized gains and losses:

As of June 30, 2026, the portfolio of debt financial instruments includes an accumulated unrealized loss of Ch$1,929 million (unrealized gain of Ch$13,284 million as of December 31, 2025), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of June 30, 2026 and 2025 are reported under “Net Financial Result” (See Note 33).

The changes in realized gains and losses at the end of both periods are detailed as follows:

	June	June
	2026	2025
	MCh$	MCh$

Unrealized gains (losses)	(7,298)	11,479
Realized losses (gains) reclassified to income	(7,915)	(3,748)
Subtotal	(15,213)	7,731
Income tax on other comprehensive income	1,063	(789)
Net effect on equity	(14,150)	6,942

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative financial instruments for hedging purposes:

(a.1)	As of June 30, 2026 and December 31, 2025, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	On Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Assets
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	36,193	—	221,668	215,715	—	—	110,911	107,073	368,772	322,788	27,342	29,714
Total	—	—	—	—	—	—	36,193	—	221,668	215,715	—	—	110,911	107,073	368,772	322,788	27,342	29,714

(a.2) As of June 30, 2026 and December 31, 2025, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	On Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Liabilities
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	150,169	—	50,004	230,019	261,569	254,545	1,423,698	1,350,496	1,885,440	1,835,060	337,539	297,817
Total	—	—	—	—	—	—	150,169	—	50,004	230,019	261,569	254,545	1,423,698	1,350,496	1,885,440	1,835,060	337,539	297,817

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative financial instruments for hedging purposes, continued:

(b)	Fair value Hedges:

As of June 30, 2026 and December 31, 2025, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US dollars, Hong Kong dollars, Swiss Franc, Japanese yen, Peruvian sol, Australian dollars, Euros, Norwegian kroner and Mexican pesos. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts are used to hedge the risk from variability of the Unidad de Fomento (“UF”) in assets flows denominated in UF until a nominal amount equal to the portion notional of the hedging instrument UF, whose daily indexation impact the line item “Interest Revenue” of the Statement of Income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative financial instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	On Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Outflows:
Corporate Bond	—	—	(3,987)	(1,017)	(14,936)	(9,291)	(233,386)	(52,425)	(400,570)	(572,565)	(306,775)	(297,431)	(1,491,419)	(1,437,654)	(2,451,073)	(2,370,383)

Hedging instrument
Inflows:
Cross Currency Swap	—	—	3,987	1,017	14,936	9,291	233,386	52,425	400,570	572,565	306,775	297,431	1,491,419	1,437,654	2,451,073	2,370,383
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	On Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows:
Cash flows in CLF	—	—	5,914	2,270	8,185	2,881	220,542	41,030	355,349	527,973	328,500	320,395	1,618,851	1,549,936	2,537,341	2,444,485

Hedging instrument
Outflows:
Cross Currency Swap	—	—	(5,914)	(2,270)	(8,185)	(2,881)	(220,542)	(41,030)	(355,349)	(527,973)	(328,500)	(320,395)	(1,618,851)	(1,549,936)	(2,537,341)	(2,444,485)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative financial instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the period 2026 by those derivative contracts that composed the hedging instruments in this cash flow hedging strategy, have been recorded with a charge to equity amounting to Ch$20,197 million (credit to equity of Ch$12,102 million in June 2025). The net effect of taxes charge to equity amounts to Ch$14,744 million (a credit to equity of Ch$8,834 million during the period 2025).

The accumulated balance for this concept as of June 30, 2026 corresponds to a charge to equity amounted to Ch$60,935 million (charge to equity of Ch$40,738 million as of December 31, 2025).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$14,996 million during the period 2026 (charge to results for Ch$84,157 million during June 2025).

(c.6)	As of June 30, 2026 and 2025, there is not any inefficiency in the cash flow hedge, because both, hedged item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7)	As of June 30, 2026 and 2025, the Bank had no hedges of net investments in foreign businesses.

13.	Financial assets at amortized cost:

The item detail is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Rights by resale agreements	86,263	100,643
Debt financial instruments	455,308	460,937
Loans to Banks	998,876	399,123
Loans to customers:
Commercial loans	20,489,450	19,509,355
Residential mortgage loans	14,179,918	13,916,618
Consumer loans	5,604,853	5,765,997
Allowances established for credit risk (*)
Commercial loans allowances	(378,847)	(371,895)
Residential mortgage loans allowances	(44,933)	(42,111)
Consumer loans allowances	(421,135)	(422,965)
Total	40,969,753	39,315,702

(*)	In addition to these allowances for credit losses, country risk allowances are to cover foreign operations and additional allowances agreed by the Board of Directors are maintained, which are presented in liabilities under the line item Special allowances for credit losses (See Note 26).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(a)	Rights by resale agreements:

The Bank provides financing to its customers through rights by resale agreements, in which the financial instrument serves as collateral. As of June 30, 2026 and December 31, 2025, the detail is as follows:

	June	December
	2026	2025
	MCh$	MCh$
Transaction with domestic banks	—	—

Transaction with foreign banks	—	—

Transaction with other domestic entities
Resale agreements	86,263	100,643
Rights from securities lending	—	—

Transaction with other foreign entities	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Rights by resale agreements	—	—
Total	86,263	100,643

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of June 30, 2026, the fair value of the instruments received amounts to Ch$87,612 million (Ch$107,060 million in December 2025).

(b)	Debt financial instruments:

At the end of each period, the balances presented under this line are detailed follows:

	June	December
	2026	2025
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	455,380	460,956
Other fiscal debt financial instruments	—	—

Other Financial Instruments issued in Chile	—	—

Financial Instruments issued Abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (stage 1)	(72)	(19)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (stage 2)	—	—
Financial assets with credit impairment (stage 3)	—	—
Total	455,308	460,937

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans to Banks: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio		Normal Portfolio	Substandard Portfolio	Non-performing Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of June 30, 2026	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	200,000	—	—	200,000	(72)	—	—	(72)	199,928
Commercial Interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Commercial interbank loans	161,997	—	—	161,997	(354)	—	—	(354)	161,643
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	187,540	—	—	187,540	(235)	—	—	(235)	187,305
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other loans with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic and Foreign banks	549,537	—	—	549,537	(661)	—	—	(661)	548,876
Central Bank of Chile
Deposits in foreign current accounts for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	450,000	—	—	450,000	—	—	—	—	450,000
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Deposits in foreign current accounts for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	450,000	—	—	450,000	—	—	—	—	450,000
Total	999,537	—	—	999,537	(661)	—	—	(661)	998,876

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans to Banks, continued:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio		Normal Portfolio	Substandard Portfolio	Non-performing Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2025	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Commercial Interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Commercial interbank loans	204,397	—	—	204,397	(447)	—	—	(447)	203,950
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	195,395	—	—	195,395	(222)	—	—	(222)	195,173
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other loans with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic and Foreign banks	399,792	—	—	399,792	(669)	—	—	(669)	399,123
Central Bank of Chile
Deposits in foreign current accounts for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—		—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Deposits in foreign current accounts for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	399,792	—	—	399,792	(669)	—	—	(669)	399,123

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to customers: at the end of each period, the balances presented under this line item are detailed as follows:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees		Net
Loans to Customers	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	Fogape		Financial
as of June 30, 2026	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,278,201	3,888,977	182,718	217,654	376,496	15,944,046	(92,007)	(28,723)	(2,854)	(59,043)	(76,213)	(258,840)	(1,418)	(260,258)	15,683,788
Chilean exports foreign trade loans	718,083	2,987	8,013	15,433	166	744,682	(22,771)	(70)	(202)	(3,156)	(95)	(26,294)	—	(26,294)	718,388
Accrediting foreign trade loans negotiated in terms of Chilean imports	258	—	—	—	—	258	(23)	—	—	—	—	(23)	—	(23)	235
Chilean imports foreign trade loans	465,104	43,154	8,343	3,328	1,394	521,323	(17,549)	(1,200)	(688)	(2,133)	(785)	(22,355)	—	(22,355)	498,968
Foreign trade credits for operations with third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	62,302	87,352	5,991	4,641	2,344	162,630	(2,464)	(2,106)	(672)	(2,706)	(1,108)	(9,056)	—	(9,056)	153,574
Credit card debtors	28,933	85,735	1,420	1,535	12,834	130,457	(1,178)	(2,814)	(191)	(1,004)	(6,961)	(12,148)	—	(12,148)	118,309
Factoring transactions	729,347	32,541	7,754	117	30	769,789	(14,675)	(678)	(942)	(89)	(11)	(16,395)	—	(16,395)	753,394
Commercial lease transactions (1)	1,761,426	300,889	34,542	42,189	13,461	2,152,507	(3,630)	(1,995)	(200)	(15,174)	(2,631)	(23,630)	—	(23,630)	2,128,877
Student loans	—	42,671	—		3,121	45,792	—	(2,154)	—	—	(2,175)	(4,329)	—	(4,329)	41,463
Other loans and accounts receivable	8,297	820	174	7,688	987	17,966	(251)	(9)	(15)	(3,727)	(357)	(4,359)	—	(4,359)	13,607
Subtotal	15,051,951	4,485,126	248,955	292,585	410,833	20,489,450	(154,548)	(39,749)	(5,764)	(87,032)	(90,336)	(377,429)	(1,418)	(378,847)	20,110,603
Residential mortgage loans
Loans secured by mortgage finance bonds	—	665	—	—	109	774	—	(1)	—	—	(6)	(7)	—	(7)	767
Endorsable mortgage mutual loans	—	7,307	—	—	269	7,576	—	(14)	—	—	(23)	(37)	—	(37)	7,539
Mortgage mutual financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other mortgage mutual loans	—	13,587,857	—	—	422,593	14,010,450	—	(16,796)	—	—	(26,733)	(43,529)	—	(43,529)	13,966,921
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	148,405	—	—	12,713	161,118	—	(202)	—	—	(1,158)	(1,360)	—	(1,360)	159,758
Subtotal	—	13,744,234	—	—	435,684	14,179,918	—	(17,013)	—	—	(27,920)	(44,933)	—	(44,933)	14,134,985
Consumer loans
Consumer loans in installments	—	3,181,609	—	—	248,494	3,430,103	—	(147,624)	—	—	(134,107)	(281,731)	—	(281,731)	3,148,372
Current account debtors	—	266,437	—	—	16,338	282,775	—	(17,185)	—	—	(9,414)	(26,599)	—	(26,599)	256,176
Credit card debtors	—	1,850,519	—	—	38,800	1,889,319	—	(89,665)	—	—	(22,403)	(112,068)	—	(112,068)	1,777,251
Consumer lease transactions (1)	—	1,326	—	—	77	1,403	—	(35)	—	—	(26)	(61)	—	(61)	1,342
Other loans and accounts receivable	—	18	—	—	1,235	1,253	—	(4)	—	—	(672)	(676)	—	(676)	577
Subtotal	—	5,299,909	—	—	304,944	5,604,853	—	(254,513)	—	—	(166,622)	(421,135)	—	(421,135)	5,183,718
Total	15,051,951	23,529,269	248,955	292,585	1,151,461	40,274,221	(154,548)	(311,275)	(5,764)	(87,032)	(284,878)	(843,497)	(1,418)	(844,915)	39,429,306

(1)	In this item, the Bank finances for its customers the acquisition of movable and immovable property through financial lease contracts. As of June 30, 2026, Ch$1,074,800 million correspond to finance leases on real estate assets and Ch$1,079,110 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees		Net
Loans to Customers	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	Fogape		Financial
As of December 31, 2025	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,420,557	3,864,529	175,300	214,874	354,171	15,029,431	(86,198)	(27,878)	(2,224)	(63,700)	(74,211)	(254,211)	(1,337)	(255,548)	14,773,883
Chilean exports foreign trade loans	614,551	2,558	12,342	13,881	133	643,465	(17,574)	(57)	(3,000)	(3,537)	(76)	(24,244)	—	(24,244)	619,221
Accrediting foreign trade loans negotiated in terms of Chilean imports	273	—	—	—	—	273	(24)	—	—	—	—	(24)	—	(24)	249
Chilean imports foreign trade loans	469,042	43,692	6,600	4,143	2,213	525,690	(18,896)	(1,228)	(625)	(2,786)	(1,250)	(24,785)	—	(24,785)	500,905
Foreign trade credits for operations with third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	83,206	89,653	5,408	2,654	2,413	183,334	(3,003)	(2,144)	(526)	(1,657)	(1,134)	(8,464)	—	(8,464)	174,870
Credit card debtors	28,769	91,388	1,106	1,380	12,175	134,818	(1,194)	(3,098)	(144)	(963)	(6,649)	(12,048)	—	(12,048)	122,770
Factoring transactions	794,379	35,559	3,901	118	11	833,968	(13,041)	(840)	(315)	(90)	(4)	(14,290)	—	(14,290)	819,678
Commercial lease transactions (1)	1,714,548	296,688	28,165	42,154	14,238	2,095,793	(3,718)	(1,759)	(118)	(15,409)	(2,733)	(23,737)	(135)	(23,872)	2,071,921
Student loans	—	44,179	—	—	3,088	47,267	—	(2,044)	—	—	(2,152)	(4,196)	—	(4,196)	43,071
Other loans and accounts receivable	8,407	728	126	4,907	1,148	15,316	(250)	(1)	(15)	(3,770)	(388)	(4,424)	—	(4,424)	10,892
Subtotal	14,133,732	4,468,974	232,948	284,111	389,590	19,509,355	(143,898)	(39,049)	(6,967)	(91,912)	(88,597)	(370,423)	(1,472)	(371,895)	19,137,460
Residential mortgage loans
Loans secured by mortgage finance bonds	—	694	—	—	112	806	—	(2)	—	—	(6)	(8)	—	(8)	798
Endorsable mortgage mutual loans	—	8,318	—	—	286	8,604	—	(7)	—	—	(23)	(30)	—	(30)	8,574
Mortgage mutual financed with mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other mortgage mutual loans	—	13,351,528	—	—	394,437	13,745,965	—	(15,922)	—	—	(24,931)	(40,853)	—	(40,853)	13,705,112
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	149,607	—	—	11,636	161,243	—	(199)	—	—	(1,021)	(1,220)	—	(1,220)	160,023
Subtotal	—	13,510,147	—	—	406,471	13,916,618	—	(16,130)	—	—	(25,981)	(42,111)	—	(42,111)	13,874,507
Consumer loans
Consumer loans in installments	—	3,135,509	—	—	240,022	3,375,531	—	(147,737)	—	—	(130,692)	(278,429)	—	(278,429)	3,097,102
Current account debtors	—	277,151	—	—	15,646	292,797	—	(17,142)	—	—	(8,999)	(26,141)	—	(26,141)	266,656
Credit card debtors	—	2,056,286	—	—	38,747	2,095,033	—	(95,237)	—	—	(22,337)	(117,574)	—	(117,574)	1,977,459
Consumer lease transactions (1)	—	1,142	—	—	57	1,199	—	(19)	—	—	(19)	(38)	—	(38)	1,161
Other loans and accounts receivable	—	44	—	—	1,393	1,437	—	(11)	—	—	(772)	(783)	—	(783)	654
Subtotal	—	5,470,132	—	—	295,865	5,765,997	—	(260,146)	—	—	(162,819)	(422,965)	—	(422,965)	5,343,032
Total	14,133,732	23,449,253	232,948	284,111	1,091,926	39,191,970	(143,898)	(315,325)	(6,967)	(91,912)	(277,397)	(835,499)	(1,472)	(836,971)	38,354,999

(1)	In this item, the Bank finances for its customers the acquisition of movable and immovable property through financial lease contracts. As of December 31, 2025, Ch$1,032,905 million correspond to finance leases on real estate assets and Ch$1,064,087 million correspond to finance leases on movable property

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting period, the contingent credit risk exposure is as follows:

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of June 30, 2026	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Guarantees and sureties	312,669	537	—	—	—	313,206	(4,773)	(4)	—	—	—	(4,777)	308,429
Letters of credit for goods circulation operations	707,703	316	158	—	—	708,177	(998)	(2)	(4)	—	—	(1,004)	707,173
Debt purchase commitments in local currency abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Transactions related to contingent events	2,894,634	65,186	13,680	6,997	335	2,980,832	(29,603)	(698)	(764)	(3,593)	(197)	(34,855)	2,945,977
Undrawn credit lines with immediate termination	1,759,792	10,192,074	5,839	1,310	6,292	11,965,307	(3,181)	(33,743)	(75)	(832)	(3,444)	(41,275)	11,924,032
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	133,692	—	—	—	—	133,692	(822)	—	—	—	—	(822)	132,870
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,808,490	10,258,113	19,677	8,307	6,627	16,101,214	(39,377)	(34,447)	(843)	(4,425)	(3,641)	(82,733)	16,018,481

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of December 31, 2025	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Guarantees and sureties	288,155	555	—	—	—	288,710	(4,410)	(4)	—	—	—	(4,414)	284,296
Letters of credit for goods circulation operations	449,025	395	339	—	—	449,759	(690)	(2)	(21)	—	—	(713)	449,046
Debt purchase commitments in local currency abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Transactions related to contingent events	3,062,574	65,077	32,556	12,653	401	3,173,261	(28,987)	(668)	(2,818)	(5,749)	(171)	(38,393)	3,134,868
Undrawn credit lines with immediate termination	1,644,538	9,795,652	6,174	1,160	6,258	11,453,782	(2,991)	(32,626)	(85)	(747)	(3,485)	(39,934)	11,413,848
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	69,191	—	—	—	—	69,191	(1,059)	—	—	—	—	(1,059)	68,132
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,513,483	9,861,679	39,069	13,813	6,659	15,434,703	(38,137)	(33,300)	(2,924)	(6,496)	(3,656)	(84,513)	15,350,190

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances:

Summary of changes in loans to banks allowances constituted by credit risk portfolio in the period:

	Changes in allowances established by portfolio in the period
	Individual Evaluation
Loans to Banks	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2026	669	—	—	669
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	16	—	—	16
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-performing individual	—	—	—	—
Transfer from Substandard to Non-performing individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-performing individual to Substandard	—	—	—	—
Transfer from Non-performing individual to Normal individual	—	—	—	—
New credits originated	722	—	—	722
New credits for conversion of contingent to loan	—	—	—	—
New credits purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,053)	—	—	(1,053)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	9	—	—	9
Other changes in allowances	298	—	—	298
Balance as of June 30, 2026	661	—	—	661

	Changes in allowances established by portfolio in the year
	Individual Evaluation
Loans to Banks	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2025	888	—	—	888
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	(64)	—	—	(64)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-performing individual	—	—	—	—
Transfer from Substandard to Non-performing individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-performing individual to Substandard	—	—	—	—
Transfer from Non-performing individual to Normal individual	—	—	—	—
New credits originated	1,807	—	—	1,807
New credits for conversion of contingent to loan	—	—	—	—
New credits purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(2,653)	—	—	(2,653)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	(68)	—	—	(68)
Other changes in allowances	759	—	—	759
Balance as of December 31, 2025	669	—	—	669

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

Summary of changes in commercial loan allowances constituted by credit risk portfolio in the period:

	Changes in allowances established by portfolio in the period
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees
	Evaluation		Evaluation	Evaluation			Fogape
Commercial loans	Individual	Group	Individual	Individual	Group	Sub total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2026	143,898	39,049	6,967	91,912	88,597	370,423	1,472	371,895
Allowance established/ released:
Change in measurement without portfolio reclassification during the period	565	12,400	(1,315)	6,130	1,581	19,361	—	19,361
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(1,638)	—	3,041	—	—	1,403	—	1,403
Transfer from Normal individual to Non-performing individual	(30)	—	—	607	—	577	—	577
Transfer from Substandard to Non-performing individual	—	—	(1,744)	5,602	—	3,858	—	3,858
Transfer from Substandard to Normal individual	144	—	(249)	—	—	(105)	—	(105)
Transfer from Non-performing individual to Substandard	—	—	109	(176)	—	(67)	—	(67)
Transfer from Non-performing individual to Normal individual	2	—	—	(43)	—	(41)	—	(41)
Transfer from Normal group to Non-performing group	—	(7,742)	—	—	19,568	11,826	—	11,826
Transfer from Non-performing group to Normal group	—	131	—	—	(2,710)	(2,579)	—	(2,579)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—	—	—
Transfer from Group (normal, Non-performing) to Individual (normal, substandard, Non-performing)	539	(504)	131	8	(52)	122	—	122
New credits originated	121,588	13,354	3,344	4,567	6,410	149,263	—	149,263
New credits for conversion of contingent to loan	6,173	5,332	603	906	597	13,611	—	13,611
New credits purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	(5)	—	(5)	—	(5)
Payment of credit	(117,951)	(22,349)	(5,174)	(12,015)	(11,480)	(168,969)	—	(168,969)
Provisions for write-offs	—	—	—	(10,793)	(12,230)	(23,023)	—	(23,023)
Recovery of written-off loans	—	43	—	—	—	43	—	43
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	1,258	35	51	332	55	1,731	—	1,731
Other changes in allowances	—	—	—	—	—	—	(54)	(54)
Balance as of June 30, 2026	154,548	39,749	5,764	87,032	90,336	377,429	1,418	378,847

	Changes in allowances established by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees
	Evaluation		Evaluation	Evaluation			Fogape
Commercial loans	Individual	Group	Individual	Individual	Group	Sub total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2025	158,335	37,200	4,448	86,715	90,436	377,134	3,161	380,295
Allowance established/ released:
Change in measurement without portfolio reclassification during the year	(1,816)	21,804	3,241	20,276	5,242	48,747	—	48,747
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(3,266)	—	6,327	—	—	3,061	—	3,061
Transfer from Normal individual to Non-performing individual	(164)	—	—	1,934	—	1,770	—	1,770
Transfer from Substandard to Non-performing individual	—	—	(3,941)	13,409	—	9,468	—	9,468
Transfer from Substandard to Normal individual	408	—	(677)	—	—	(269)	—	(269)
Transfer from Non-performing individual to Substandard	—	—	16	(469)	—	(453)	—	(453)
Transfer from Non-performing individual to Normal individual	11	—	—	(149)	—	(138)	—	(138)
Transfer from Normal group to Non-performing group	—	(15,019)	—	—	39,548	24,529	—	24,529
Transfer from Non-performing group to Normal group	—	629	—	—	(9,650)	(9,021)	—	(9,021)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—	—	—
Transfer from Group (normal, Non-performing) to Individual (normal, substandard, Non-performing)	979	(1,020)	162	75	(144)	52	—	52
New credits originated	238,733	27,077	6,154	5,271	13,566	290,801	—	290,801
New credits for conversion of contingent to loan	16,264	10,278	1,076	1,690	1,123	30,431	—	30,431
New credits purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	—	—	—	—
Payment of credit	(260,129)	(41,785)	(9,566)	(22,118)	(26,068)	(359,666)	—	(359,666)
Provisions for write-offs	—	—	—	(13,218)	(25,396)	(38,614)	—	(38,614)
Recovery of written-off loans	—	20	—	—	119	139	—	139
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	(5,457)	(135)	(273)	(1,504)	(179)	(7,548)	—	(7,548)
Other changes in allowances	—	—	—	—	—	—	(1,689)	(1,689)
Balance as of December 31, 2025	143,898	39,049	6,967	91,912	88,597	370,423	1,472	371,895

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

Summary of changes in residential allowances for residential mortgage loans established by credit risk portfolio in the period:

	Changes in allowances established by portfolio in the period
	Group Evaluation
Residential mortgage loans	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2026	16,130	25,981	42,111
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	2,174	619	2,793
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-performing group	(1,744)	4,309	2,565
Transfer from Non-performing group to Normal group	153	(553)	(400)
New credits originated	620	24	644
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(320)	(1,759)	(2,079)
Provisions for write-offs	—	(701)	(701)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of June 30, 2026	17,013	27,920	44,933

	Changes in allowances established by portfolio in the year
	Group Evaluation
Residential mortgage loans	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2025	15,859	22,541	38,400
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	3,623	767	4,390
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-performing group	(4,418)	10,190	5,772
Transfer from Non-performing group to Normal group	535	(2,015)	(1,480)
New credits originated	1,496	10	1,506
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(965)	(4,700)	(5,665)
Provisions for write-offs	—	(812)	(812)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2025	16,130	25,981	42,111

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

Summary of changes in allowances for consumer loans established by credit risk portfolio in the period:

	Changes in allowances established by portfolio in the period
	Group Evaluation
Consumer loans	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2026	260,146	162,819	422,965
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	117,923	24,536	142,459
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-performing group	(90,329)	106,496	16,167
Transfer from Non-performing group to Normal group	2,323	(14,716)	(12,393)
New credits originated	46,398	50,023	96,421
New credits for conversion of contingent to loan	78,252	786	79,038
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(160,705)	(50,208)	(210,913)
Provisions for write-offs	—	(113,149)	(113,149)
Recovery of written-off loans	451	—	451
Changes to models and assumptions	—	—	—
Foreign exchange differences	54	35	89
Other changes in allowances	—	—	—
Balance as of June 30, 2026	254,513	166,622	421,135

	Changes in allowances established by portfolio in the year
	Group Evaluation
Consumer loans	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2025	200,057	167,332	367,389
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	189,896	49,430	239,326
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-performing group	(155,357)	187,954	32,597
Transfer from Non-performing group to Normal group	6,242	(38,151)	(31,909)
New credits originated	89,298	89,118	178,416
New credits for conversion of contingent to loan	168,066	1,658	169,724
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(282,980)	(92,752)	(375,732)
Provisions for write-offs	—	(194,440)	(194,440)
Recovery of written-off loans	1,160	—	1,160
Changes to models and assumptions	43,987	(7,328)	36,659
Foreign exchange differences	(223)	(2)	(225)
Other changes in allowances	—	—	—
Balance as of December 31, 2025	260,146	162,819	422,965

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

Summary of changes in provisions for contingent credit losses established by credit risk portfolio in the period:

	Changes in provisions established by portfolio in the period
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio
	Evaluation		Evaluation	Evaluation
Contingent loan exposure	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2026	38,137	33,300	2,924	6,496	3,656	84,513
Provisions established / released:
Change in measurement without portfolio reclassification during the period	2,112	9,230	56	827	1,200	13,425
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(148)	—	241	—	—	93
Transfer from Normal individual to Non-performing individual	—	—	—	61	—	61
Transfer from Substandard to Non-performing individual	—	—	(12)	382	—	370
Transfer from Substandard to Normal individual	12	—	(20)	—	—	(8)
Transfer from Non-performing individual to Substandard	—	—	1	(31)	—	(30)
Transfer from Non-performing individual to Normal individual	—	—	—	(14)	—	(14)
Transfer from Normal group to Non-performing group	—	(113)	—	—	1,650	1,537
Transfer from Non-performing group to Normal group	—	4	—	—	(441)	(437)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—
Transfer from Group (normal, non-performing) to Individual (normal, substandard, non-performing)	56	(40)	—	—	—	16
New contingent loan granted	16,181	1,143	1,109	49	63	18,545
Contingent credits for conversion	(889)	(6,382)	(73)	(694)	(810)	(8,848)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	146	298	—	—	—	444
Other changes in allowances	(16,230)	(2,993)	(3,383)	(2,651)	(1,677)	(26,934)
Balance as of June 30, 2026	39,377	34,447	843	4,425	3,641	82,733

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio
	Evaluation		Evaluation	Evaluation
Contingent loan exposure	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2025	41,208	5,343	2,894	14,400	3,692	67,537
Provisions established / released:
Change in measurement without portfolio reclassification during the year	1,492	16,043	285	3,474	1,962	23,256
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(272)	—	599	—	—	327
Transfer from Normal individual to Non-performing individual	(1)	—	—	69	—	68
Transfer from Substandard to Non-performing individual	—	—	(172)	1,242	—	1,070
Transfer from Substandard to Normal individual	173	—	(374)	—	—	(201)
Transfer from Non-performing individual to Substandard	—	—	1	(53)	—	(52)
Transfer from Non-performing individual to Normal individual	—	—	—	(36)	—	(36)
Transfer from Normal group to Non-performing group	—	(301)	—	—	3,427	3,126
Transfer from Non-performing group to Normal group	—	17	—	—	(1,836)	(1,819)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—
Transfer from Group (normal, non-performing) to Individual (normal, substandard, non-performing)	67	(49)	20	—	—	38
New contingent loan granted	32,199	2,575	8,550	138	320	43,782
Contingent credits for conversion	(2,036)	(5,941)	(23)	(1,448)	(1,508)	(10,956)
Changes to models and assumptions	—	27,208	—	—	531	27,739
Foreign exchange differences	(682)	(1,021)	(12)	(20)	(147)	(1,882)
Other changes in allowances	(34,011)	(10,574)	(8,844)	(11,270)	(2,785)	(67,484)
Balance as of December 31, 2025	38,137	33,300	2,924	6,496	3,656	84,513

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

g)	Economic activity sector:

At the closing of each reporting period, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	June	December	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans to Banks	650,000	—	349,537	399,792	999,537	399,792	(72)	—	(589)	(669)	(661)	(669)

Commercial loans
Agriculture and livestock	851,715	792,012	—	—	851,715	792,012	(16,795)	(14,497)	—	—	(16,795)	(14,497)
Fruit	621,673	659,003	—	—	621,673	659,003	(10,759)	(10,315)	—	—	(10,759)	(10,315)
Forestry	79,549	83,379	—	—	79,549	83,379	(4,105)	(6,035)	—	—	(4,105)	(6,035)
Fishing	26,721	31,154	—	—	26,721	31,154	(1,116)	(1,837)	—	—	(1,116)	(1,837)
Mining	242,005	245,015	—	—	242,005	245,015	(2,775)	(2,548)	—	—	(2,775)	(2,548)
Oil and natural gas	241	111	—	—	241	111	(10)	(7)	—	—	(10)	(7)
Product manufacturing industry:
Food, beverages and tobacco	717,980	715,555	—	—	717,980	715,555	(12,672)	(10,827)	—	—	(12,672)	(10,827)
Textile, leather goods and footwear	20,565	23,912	—	—	20,565	23,912	(605)	(597)	—	—	(605)	(597)
Wood and furniture	83,400	83,497	—	—	83,400	83,497	(3,158)	(3,069)	—	—	(3,158)	(3,069)
Cellulose, paper and printing	13,953	17,199	—	—	13,953	17,199	(400)	(671)	—	—	(400)	(671)
Chemicals and petroleum products	271,106	167,865	—	—	271,106	167,865	(6,519)	(6,228)	—	—	(6,519)	(6,228)
Metal, non-metal, machinery or others	528,223	511,841	—	—	528,223	511,841	(10,116)	(10,139)	—	—	(10,116)	(10,139)
Electricity, gas and water	214,541	238,995	1,398	1,366	215,939	240,361	(3,160)	(2,989)	(60)	(58)	(3,220)	(3,047)
Residential construction	207,660	174,440	—	—	207,660	174,440	(5,176)	(5,100)	—	—	(5,176)	(5,100)
Non-residential constructions (office, civil engineering)	861,648	493,346	—	—	861,648	493,346	(7,578)	(8,128)	—	—	(7,578)	(8,128)
Wholesale	1,412,497	1,489,446	—	—	1,412,497	1,489,446	(45,197)	(45,131)	—	—	(45,197)	(45,131)
Retail, restaurants and hotels	1,052,307	1,043,462	—	—	1,052,307	1,043,462	(39,463)	(42,420)	—	—	(39,463)	(42,420)
Transport and storage	1,031,806	1,036,044	—	—	1,031,806	1,036,044	(33,394)	(31,049)	—	—	(33,394)	(31,049)
Communications	227,275	198,462	—	—	227,275	198,462	(2,948)	(3,233)	—	—	(2,948)	(3,233)
Financial services	2,867,236	2,806,363	—	36,163	2,867,236	2,842,526	(23,682)	(25,757)	—	(633)	(23,682)	(26,390)
Business services	2,463,853	2,274,095	—	—	2,463,853	2,274,095	(57,204)	(53,104)	—	—	(57,204)	(53,104)
Real estate services	3,773,538	3,533,269	1,186	2,323	3,774,724	3,535,592	(24,123)	(20,968)	(3)	(5)	(24,126)	(20,973)
Student loans	45,792	47,266	—	—	45,792	47,266	(4,329)	(4)	—	—	(4,329)	(4)
Government administration, defense and police force	13,114	26,103	—	—	13,114	26,103	(233)	(273)	—	—	(233)	(273)
Social services and other community services	951,732	907,128	—	—	951,732	907,128	(19,719)	(18,986)	—	—	(19,719)	(18,986)
Personal services	1,906,736	1,870,541	—	—	1,906,736	1,870,541	(43,548)	(47,287)	—	—	(43,548)	(47,287)
Subtotal	20,486,866	19,469,503	2,584	39,852	20,489,450	19,509,355	(378,784)	(371,199)	(63)	(696)	(378,847)	(371,895)

Residential mortgage loans	14,179,918	13,916,618	—	—	14,179,918	13,916,618	(44,933)	(42,111)	—	—	(44,933)	(42,111)

Consumer loans	5,604,853	5,765,997	—	—	5,604,853	5,765,997	(421,135)	(422,965)	—	—	(421,135)	(422,965)

Contingent loan exposure	16,101,214	15,434,703	—	—	16,101,214	15,434,703	(82,733)	(84,513)	—	—	(82,733)	(84,513)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and their allowances established by outstanding loan principal owed to value of mortgage collateral (PVG) and past due, respectively:

As of June 30, 2026

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
	Days in default at the end of the period						Days in default at the end of the period
Loan Tranche / Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	2,283,794	45,458	23,152	9,655	23,321	2,385,380	(1,928)	(717)	(714)	(354)	(1,299)	(5,012)
40% < PVG <= 80%	10,082,955	260,012	125,630	55,744	193,997	10,718,338	(11,868)	(4,651)	(3,918)	(2,204)	(11,636)	(34,277)
80% < PVG <= 90%	788,512	12,140	3,995	2,378	6,950	813,975	(1,721)	(520)	(275)	(170)	(1,154)	(3,840)
PVG > 90%	258,089	1,235	641	230	2,030	262,225	(1,205)	(77)	(34)	(14)	(474)	(1,804)
Total	13,413,350	318,845	153,418	68,007	226,298	14,179,918	(16,722)	(5,965)	(4,941)	(2,742)	(14,563)	(44,933)

As of December 31, 2025

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
	Days in default at the end of the year						Days in default at the end of the year
Loan Tranche / Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	2,150,230	46,627	20,991	8,964	20,074	2,246,886	(1,715)	(647)	(597)	(361)	(1,090)	(4,410)
40% < PVG <= 80%	9,949,544	264,207	116,564	54,478	185,737	10,570,530	(10,739)	(4,196)	(3,651)	(2,269)	(11,026)	(31,881)
80% < PVG <= 90%	779,994	11,420	3,879	1,987	8,982	806,262	(1,702)	(402)	(281)	(180)	(1,456)	(4,021)
PVG > 90%	289,177	544	994	288	1,937	292,940	(1,227)	(50)	(46)	(31)	(445)	(1,799)
Total	13,168,945	322,798	142,428	65,717	216,730	13,916,618	(15,383)	(5,295)	(4,575)	(2,841)	(14,017)	(42,111)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans to Banks and Commercial loans and their allowances established by classification category:

The concentration of loans to banks and commercial loans and their allowances established by classification category is as follows:

	Individual Evaluation																				Group Evaluation				Provisions of deductible guarantees
	Normal Portfolio							Substandard Portfolio					Non-performing Portfolio								Portfolio	Portfolio Non-			Fogape
As of June 30, 2026	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	performing	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Interbank loans of liquidity	200,000	—	—	—	—	—	200,000	—	—	—	—	—	—	—	—	—	—	—	—	200,000	—	—	—	200,000	—
Commercial interbank loans	—	—	161,997	—	—	—	161,997	—	—	—	—	—	—	—	—	—	—	—	—	161,997	—	—	—	161,997	—
Overdrafts on current accounts	—	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—
Chilean exports foreign trade loans	47,462	65,161	74,917	—	—	—	187,540	—	—	—	—	—	—	—	—	—	—	—	—	187,540	—	—	—	187,540	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivative transactions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	247,462	65,161	236,914	—	—	—	549,537	—	—	—	—	—	—	—	—	—	—	—	—	549,537	—	—	—	549,537	—
Allowances established	89	54	518	—	—	—	661	—	—	—	—	—	—	—	—	—	—	—	—	661	—	—	—	661	—
% Allowances established	0.04%	0.08%	0.22%	—	—	—	0.12%	—	—	—	—	—	—	—	—	—	—	—	—	0.12%	—	—	—	0.12%	—

Commercial loans
Commercial loans	—	1,625,815	1,823,203	1,825,385	4,043,310	1,960,488	11,278,201	105,114	42,643	27,655	7,306	182,718	93,975	34,176	20,560	23,392	6,989	38,562	217,654	11,678,573	3,888,977	376,496	4,265,473	15,944,046	1,418
Chilean exports foreign trade loans	—	70,905	56,010	157,672	255,852	177,644	718,083	2,067	318	—	5,628	8,013	10,209	550	292	2,241	—	2,141	15,433	741,529	2,987	166	3,153	744,682	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	258	258	—	—	—	—	—	—	—	—	—	—	—	—	258	—	—	—	258	—
Chilean imports foreign trade loans	—	7,004	68,764	102,066	128,422	158,848	465,104	7,726	617	—	—	8,343	342	—	—	778	689	1,519	3,328	476,775	43,154	1,394	44,548	521,323	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	37	2,575	19,761	22,594	17,335	62,302	4,065	1,355	321	250	5,991	649	127	58	1,201	638	1,968	4,641	72,934	87,352	2,344	89,696	162,630	—
Credit card debtors	—	425	2,198	4,429	10,719	11,162	28,933	1,022	283	91	24	1,420	208	123	38	83	118	965	1,535	31,888	85,735	12,834	98,569	130,457	—
Factoring transactions	—	195,245	198,170	53,067	156,124	126,741	729,347	7,736	18	—	—	7,754	—	20	—	—	—	97	117	737,218	32,541	30	32,571	769,789	—
Commercial lease transactions	—	44,949	90,963	330,857	703,540	591,117	1,761,426	25,370	5,188	1,912	2,072	34,542	7,033	5,655	2,293	15,867	10,634	707	42,189	1,838,157	300,889	13,461	314,350	2,152,507	—
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	42,671	3,121	45,792	45,792	—
Other loans and accounts receivable	—	650	1,518	1,321	2,422	2,386	8,297	60	93	3	18	174	1,457	55	73	3,479	313	2,311	7,688	16,159	820	987	1,807	17,966	—
Subtotal	—	1,945,030	2,243,401	2,494,558	5,322,983	3,045,979	15,051,951	153,160	50,515	29,982	15,298	248,955	113,873	40,706	23,314	47,041	19,381	48,270	292,585	15,593,491	4,485,126	410,833	4,895,959	20,489,450	—
Allowances established	—	1,085	3,697	22,707	57,639	69,420	154,548	4,401	730	303	330	5,764	2,277	4,071	5,828	18,817	12,597	43,442	87,032	247,344	39,749	90,336	130,085	377,429	1,418
% Allowances established	—	0.06%	0.16%	0.91%	1.08%	2.28%	1.03%	2.87%	1.45%	1.01%	2.16%	2.32%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	29.75%	1.59%	0.89%	21.99%	2.66%	1.84%	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans to Banks and Commercial loans and their allowances established by classification category, continued:

	Individual Evaluation																				Group Evaluation				Provisions of deductible guarantees
	Normal Portfolio							Substandard Portfolio					Non-performing Portfolio								Portfolio	Portfolio Non-			Fogape
As of December 31, 2025	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	performing	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	204,397	—	—	—	204,397	—	—	—	—	—	—	—	—	—	—	—	—	204,397	—	—	—	204,397	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	21,658	121,875	51,862	—	—	—	195,395	—	—	—	—	—	—	—	—	—	—	—	—	195,395	—	—	—	195,395	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivative transactions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	21,658	121,875	256,259	—	—	—	399,792	—	—	—	—	—	—	—	—	—	—	—	—	399,792	—	—	—	399,792	—
Allowances established	8	101	560	—	—	—	669	—	—	—	—	—	—	—	—	—	—	—	—	669	—	—	—	669	—
% Allowances established	0.04%	0.08%	0.22%	—	—	—	0.17%	—	—	—	—	—	—	—	—	—	—	—	—	0.17%	—	—	—	0.17%	—

Commercial loans
Commercial loans	—	1,153,508	1,728,748	1,785,471	3,797,965	1,954,865	10,420,557	80,779	53,741	30,679	10,101	175,300	81,076	39,461	18,204	25,097	9,558	41,478	214,874	10,810,731	3,864,529	354,171	4,218,700	15,029,431	1,337
Chilean exports foreign trade loans	—	6,283	174,057	82,591	214,240	137,380	614,551	3,328	2,066	1,517	5,431	12,342	9,032	538	—	472	1,366	2,473	13,881	640,774	2,558	133	2,691	643,465	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	273	273	—	—	—	—	—	—	—	—	—	—	—	—	273	—	—	—	273	—
Chilean imports foreign trade loans	—	5,112	70,520	87,286	131,969	174,155	469,042	5,534	1,066	—	—	6,600	—	—	—	886	1,999	1,258	4,143	479,785	43,692	2,213	45,905	525,690	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	6	10,302	14,009	34,429	24,460	83,206	3,529	1,301	291	287	5,408	580	141	32	131	89	1,681	2,654	91,268	89,653	2,413	92,066	183,334	—
Credit card debtors	—	337	1,625	4,112	11,307	11,388	28,769	725	285	84	12	1,106	124	103	27	77	125	924	1,380	31,255	91,388	12,175	103,563	134,818	—
Factoring transactions	—	332,348	155,891	41,115	146,837	118,188	794,379	3,352	549	—	—	3,901	—	20	—	—	—	98	118	798,398	35,559	11	35,570	833,968	—
Commercial lease transactions	—	42,246	98,668	329,583	698,835	545,216	1,714,548	17,936	4,005	2,151	4,073	28,165	4,635	8,868	1,512	15,394	10,707	1,038	42,154	1,784,867	296,688	14,238	310,926	2,095,793	135
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	44,179	3,088	47,267	47,267	—
Other loans and accounts receivable	—	744	1,680	1,303	2,503	2,177	8,407	73	45	2	6	126	225	10	81	381	788	3,422	4,907	13,440	728	1,148	1,876	15,316	—
Subtotal	—	1,540,584	2,241,491	2,345,470	5,038,085	2,968,102	14,133,732	115,256	63,058	34,724	19,910	232,948	95,672	49,141	19,856	42,438	24,632	52,372	284,111	14,650,791	4,468,974	389,590	4,858,564	19,509,355	—
Allowances established	—	1,035	3,616	20,130	53,536	65,581	143,898	2,838	1,225	222	2,682	6,967	1,914	4,914	4,964	16,975	16,010	47,135	91,912	242,777	39,049	88,597	127,646	370,423	1,472
% Allowances established	—	0.07%	0.16%	0.86%	1.06%	2.21%	1.02%	2.46%	1.94%	0.64%	13.47%	2.99%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	32.35%	1.66%	0.87%	22.74%	2.63%	1.90%	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their allowances for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation		Sub	Fogape		Financial
As of June 30, 2026	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
0 days	500,388	—	—	—	—	500,388	(627)	—	—	—	—	(627)	—	(627)
1 to 29 days	49,149	—	—	—	—	49,149	(34)	—	—	—	—	(34)	—	(34)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	549,537	—	—	—	—	549,537	(661)	—	—	—	—	(661)	—	(661)	548,876

Commercial loans
0 days	14,765,573	4,249,458	206,598	108,664	99,178	19,429,471	(150,122)	(29,526)	(4,997)	(34,034)	(17,620)	(236,299)	(1,418)	(237,717)
1 to 29 days	268,393	166,393	29,454	36,573	39,992	540,805	(4,172)	(5,394)	(475)	(5,110)	(6,591)	(21,742)	—	(21,742)
30 to 59 days	17,958	50,652	9,071	25,829	37,150	140,660	(253)	(3,149)	(204)	(5,100)	(6,419)	(15,125)	—	(15,125)
60 to 89 days	27	18,623	3,623	10,569	24,299	57,141	(1)	(1,680)	(88)	(1,608)	(4,710)	(8,087)	—	(8,087)
> = 90 days	—	—	209	110,950	210,214	321,373	—	—	—	(41,180)	(54,996)	(96,176)	—	(96,176)
Subtotal	15,051,951	4,485,126	248,955	292,585	410,833	20,489,450	(154,548)	(39,749)	(5,764)	(87,032)	(90,336)	(377,429)	(1,418)	(378,847)	20,110,603

Residential mortgage loans
0 days	—	13,328,248	—	—	85,102	13,413,350	—	(11,122)	—	—	(5,600)	(16,722)	—	(16,722)
1 to 29 days	—	272,037	—	—	46,808	318,845	—	(3,029)	—	—	(2,936)	(5,965)	—	(5,965)
30 to 59 days	—	105,214	—	—	48,204	153,418	—	(1,899)	—	—	(3,042)	(4,941)	—	(4,941)
60 to 89 days	—	38,735	—	—	29,272	68,007	—	(963)	—	—	(1,779)	(2,742)	—	(2,742)
> = 90 days	—	—	—	—	226,298	226,298	—	—	—	—	(14,563)	(14,563)	—	(14,563)
Subtotal	—	13,744,234	—	—	435,684	14,179,918	—	(17,013)	—	—	(27,920)	(44,933)	—	(44,933)	14,134,985

Consumer loans
0 days	—	4,816,178	—	—	86,652	4,902,830	—	(177,471)	—	—	(46,471)	(223,942)	—	(223,942)
1 to 29 days	—	389,373	—	—	36,581	425,954	—	(40,024)	—	—	(19,834)	(59,858)	—	(59,858)
30 to 59 days	—	66,220	—	—	38,684	104,904	—	(23,724)	—	—	(21,057)	(44,781)	—	(44,781)
60 to 89 days	—	28,138	—	—	26,500	54,638	—	(13,294)	—	—	(14,593)	(27,887)	—	(27,887)
> = 90 days	—	—	—	—	116,527	116,527	—	—	—	—	(64,667)	(64,667)	—	(64,667)
Subtotal	—	5,299,909	—	—	304,944	5,604,853	—	(254,513)	—	—	(166,622)	(421,135)	—	(421,135)	5,183,718

Total Loans	15,601,488	23,529,269	248,955	292,585	1,151,461	40,823,758	(155,209)	(311,275)	(5,764)	(87,032)	(284,878)	(844,158)	(1,418)	(845,576)	39,978,182

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their allowances for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal		Substandard	Non-performing			Normal		Substandard	Non-performing			Deductible
	Portfolio		Portfolio	Portfolio			Portfolio		Portfolio	Portfolio			guarantees		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation		Sub	Fogape		Financial
As of December 31, 2025	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
0 days	275,178	—	—	—	—	275,178	(572)	—	—	—	—	(572)	—	(572)
1 to 29 days	124,614	—	—	—	—	124,614	(97)	—	—	—	—	(97)	—	(97)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	399,792	—	—	—	—	399,792	(669)	—	—	—	—	(669)	—	(669)	399,123

Commercial loans
0 days	13,955,276	4,239,684	194,788	87,612	96,021	18,573,381	(141,443)	(29,281)	(6,044)	(24,797)	(18,010)	(219,575)	(1,464)	(221,039)
1 to 29 days	167,480	162,816	27,547	41,729	36,686	436,258	(2,223)	(5,252)	(617)	(6,906)	(6,386)	(21,384)	(2)	(21,386)
30 to 59 days	10,972	51,881	9,409	14,562	38,309	125,133	(232)	(3,071)	(211)	(3,211)	(6,560)	(13,285)	(3)	(13,288)
60 to 89 days	4	14,593	1,204	11,781	21,858	49,440	—	(1,445)	(95)	(1,734)	(4,372)	(7,646)	—	(7,646)
> = 90 days	—	—	—	128,427	196,716	325,143	—	—	—	(55,264)	(53,269)	(108,533)	(3)	(108,536)
Subtotal	14,133,732	4,468,974	232,948	284,111	389,590	19,509,355	(143,898)	(39,049)	(6,967)	(91,912)	(88,597)	(370,423)	(1,472)	(371,895)	19,137,460

Residential mortgage loans
0 days	—	13,093,896	—	—	75,049	13,168,945	—	(10,442)	—	—	(4,941)	(15,383)	—	(15,383)
1 to 29 days	—	282,937	—	—	39,861	322,798	—	(2,864)	—	—	(2,431)	(5,295)	—	(5,295)
30 to 59 days	—	99,433	—	—	42,995	142,428	—	(1,888)	—	—	(2,687)	(4,575)	—	(4,575)
60 to 89 days	—	33,881	—	—	31,836	65,717	—	(936)	—	—	(1,905)	(2,841)	—	(2,841)
> = 90 days	—	—	—	—	216,730	216,730	—	—	—	—	(14,017)	(14,017)	—	(14,017)
Subtotal	—	13,510,147	—	—	406,471	13,916,618	—	(16,130)	—	—	(25,981)	(42,111)	—	(42,111)	13,874,507

Consumer loans
0 days	—	5,181,589	—	—	81,810	5,263,399	—	(195,078)	—	—	(44,061)	(239,139)	—	(239,139)
1 to 29 days	—	197,891	—	—	31,921	229,812	—	(29,756)	—	—	(17,575)	(47,331)	—	(47,331)
30 to 59 days	—	64,450	—	—	39,232	103,682	—	(22,994)	—	—	(21,719)	(44,713)	—	(44,713)
60 to 89 days	—	26,202	—	—	26,112	52,314	—	(12,318)	—	—	(14,494)	(26,812)	—	(26,812)
> = 90 days	—	—	—	—	116,790	116,790	—	—	—	—	(64,970)	(64,970)	—	(64,970)
Subtotal	—	5,470,132	—	—	295,865	5,765,997	—	(260,146)	—	—	(162,819)	(422,965)	—	(422,965)	5,343,032

Total Loans	14,533,524	23,449,253	232,948	284,111	1,091,926	39,591,762	(144,567)	(315,325)	(6,967)	(91,912)	(277,397)	(836,168)	(1,472)	(837,640)	38,754,122

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	729,214	710,040	(105,290)	(103,108)	623,924	606,932
Due after 1 year but within 2 years	554,932	535,475	(76,113)	(75,325)	478,819	460,150
Due after 2 years but within 3 years	362,471	352,493	(48,648)	(47,794)	313,823	304,699
Due after 3 years but within 4 years	251,056	246,887	(31,907)	(31,701)	219,149	215,186
Due after 4 years but within 5 years	148,868	152,099	(22,529)	(21,669)	126,339	130,430
Due after 5 years	427,184	414,606	(48,261)	(47,937)	378,923	366,669
Total	2,473,725	2,411,600	(332,748)	(327,534)	2,140,977	2,084,066

(*)	The net lease receivable does not include past-due portfolio totaling Ch$12,933 million as of June 30, 2026 (Ch$12,926 million in December 2025).

The Bank maintains financial lease operations associated with movable assets, vehicles, industrial machinery, transportation equipment and real estate. These leases contracts have an average term between 1 and 12 years.

(l)	Purchase of loan portfolio:

During the period ended as of June 30, 2026 and December 31, 2025 no portfolio purchases were made.

(m)	Sale or transfer of loans:

During the period 2026, the following sales or transfer of loans were made:

	June 2026
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$
Sale or transfer of current loans	289	5	289	5
Sale or transfer of written – off loans	—	—	—	—
Total	289	5	289	5

As of June 30, 2025, no sales or transfers of loans from the loan portfolio have been made.

(n)	Securitization of own assets:

During the period 2026 and the year 2025, there are not securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in Other companies:

(a)	At the end of each period, investments are presented according to the following detail:

		% Ownership Interest		Assets
		June	December	June	December
Company	Shareholder	2026	2025	2026	2025
		%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	44,438	44,601
Redbanc S.A.	Banco de Chile	38.13	38.13	7,372	6,685
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	5,445	6,296
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,195	3,078
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	1,867	1,861
Administrador Financiero de Transantiago S.A.	Banco de Chile	20.00	20.00	1,801	2,101
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,544	1,511
Subtotal Associates				65,662	66,133

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	9,403	9,695
Subtotal Joint Venture				9,403	9,695
Subtotal				75,065	75,828

Minority Investments
Holding Bursátil Regional S.A. (1)	Banchile Corredores de Bolsa			10,512	8,387
Banco Latinoamericano de Comercio Exterior S.A. (Bladex) (1)	Banco de Chile			3,365	2,386
Bolsa Electrónica de Chile, Bolsa de Valores (1)	Banchile Corredores de Bolsa			349	349
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			104	102
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Subtotal Minority Investments				14,338	11,232
Total				89,403	87,060

(1)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(b)	Changes in investments in companies recorded under the equity method in the period 2026 and 2025 is detailed as follows:

	June	June
	2026	2025
	MCh$	MCh$
Balance as of January 1,	75,828	67,277
Acquisition of investments in companies	—	—
Participation in net income	2,162	5,407
Dividends received	(2,749)	(3,374)
Reclassification to non-current assets for sale	—	—
Other	(176)	26
Total	75,065	69,336

(c)	During the period ended June 30, 2026 and 2025, no impairment has been recorded in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies, continued:

(d)	Summarized Financial Information of Associates and Joint Ventures

	Associates
June 2026	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Joint Venture Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	6,678	2,010	203	17,967	1,293,328	62,367	5,487	63,674
Non-current assets	13,338	9,325	11,716	11,004	107,108	835	12,740	17,559
Total Assets	20,016	11,335	11,919	28,971	1,400,436	63,202	18,227	81,233

Current liabilities	3,431	1,056	—	9,731	1,201,538	52,062	2,741	56,752
Non-current liabilities	591	203	—	92	29,006	2,435	388	5,675
Total Liabilities	4,022	1,259	—	9,823	1,230,544	54,497	3,129	62,427
Equity	15,994	10,076	11,919	19,148	169,892	8,705	15,089	18,806
Minority interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	20,016	11,335	11,919	28,971	1,400,436	63,202	18,227	81,233

Operating income	9,641	3,144	1	25,213	355,363	2,230	3,154	16,776
Operating expenses	(5,723)	(2,521)	(20)	(23,002)	(302,118)	(1,085)	(3,457)	(17,696)
Other income (expenses)	498	265	1,064	112	(54,016)	234	406	167
Income before tax	4,416	888	1,045	2,323	(771)	1,379	103	(753)
Income tax	(978)	(168)	—	(486)	763	(372)	55	169
Income (loss) for the period	3,438	720	1,045	1,837	(8)	1,007	158	(584)

	Associates
December 2025	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Joint Venture Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	11,318	1,948	113	17,683	1,510,782	62,043	23,022	75,456
Non-current assets	11,014	9,512	11,382	12,516	126,168	814	12,510	19,150
Total Assets	22,332	11,460	11,495	30,199	1,636,950	62,857	35,532	94,606

Current liabilities	3,816	1,599	608	12,896	1,437,807	51,445	19,976	69,469
Non-current liabilities	229	259	—	108	29,243	1,659	536	5,748
Total Liabilities	4,045	1,858	608	13,004	1,467,050	53,104	20,512	75,217
Equity	18,287	9,602	10,887	17,195	169,900	9,753	15,011	19,389
Minority interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	22,332	11,460	11,495	30,199	1,636,950	62,857	35,532	94,606

Operating income	23,082	7,748	2	63,621	895,308	5,236	8,782	42,073
Operating expenses	(15,635)	(6,054)	(54)	(59,339)	(725,117)	(2,654)	(9,302)	(39,118)
Other income (expenses)	602	364	2,045	137	(142,240)	696	741	839
Income before tax	8,049	2,058	1,993	4,419	27,951	3,278	221	3,794
Income tax	(2,027)	(477)	—	(1,064)	(5,853)	(773)	34	(920)
Income for the year	6,022	1,581	1,993	3,355	22,098	2,505	255	2,874

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	The composition of intangible assets as of June 30, 2026 and December 31, 2025, are as follows:

	Average useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other independently originated intangible assets	6	6	4	4	460,228	433,543	(281,084)	(258,965)	179,144	174,578
Total					460,228	433,543	(281,084)	(258,965)	179,144	174,578

(b)	Changes in intangible assets during the period ended June 30, 2026 and December 31, 2025, are detailed as follows:

	June	December
	2026	2025
	MCh$	MCh$
Gross Balance
Balance as of January 1,	433,543	379,546
Acquisition	26,722	58,597
Disposals/ write-downs	(11)	(9,474)
Transfers	(26)	5,567
Impairment (*)	—	(693)
Total	460,228	433,543

Accumulated Amortization
Balance as of January 1,	(258,965)	(220,990)
Amortization for the period (**)	(22,130)	(41,453)
Disposals/ write-downs	11	8,304
Transfers	—	(5,055)
Impairment (*)	—	229
Total	(281,084)	(258,965)
Balance Net	179,144	174,578

(*)	See Note 40 Impairment of non-financial assets.

(**)	See Note 39 Depreciation and Amortization.

(c)	As of June 30, 2026, the Bank records Ch$20,014 million (Ch$18,157 million as of December 31, 2025) of assets associated with technological developments in progress.

(d)	As of June 30, 2026 and December 31, 2025, there are no restrictions on the Bank’s intangible assets. Also, there are no intangible assets held as collateral for the fulfillment of obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment:

(a)	The properties and equipment as of June 30, 2026 and December 31, 2025 are composed of the following:

	Average useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Class of property and equipment:
Land and Buildings	25	25	17	17	322,706	324,366	(178,500)	(175,899)	144,206	148,467
Equipment	5	5	3	3	265,814	259,367	(242,089)	(236,924)	23,725	22,443
Others	7	7	5	4	62,622	60,170	(52,648)	(51,666)	9,974	8,504
Total					651,142	643,903	(473,237)	(464,489)	177,905	179,414

(b)	The changes in properties and equipment as of June 30, 2026 and December 31, 2025, are as follows:

	June 2026
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2026	324,366	259,367	60,170	643,903
Reclassification	—	—	—	—
Additions	2,869	6,588	2,860	12,317
Disposals and sales for the period	(4,529)	(137)	(279)	(4,945)
Transfers	—	—	(129)	(129)
Impairment (**)	—	(4)	—	(4)
Total	322,706	265,814	62,622	651,142

Accumulated Depreciation
Balance as of January 1, 2026	(175,899)	(236,924)	(51,666)	(464,489)
Reclassification	—	—	—	—
Depreciation for the period (*)	(4,674)	(5,302)	(1,257)	(11,233)
Disposals and sales of the period	2,073	137	275	2,485
Transfers	—	—	—	—
Total	(178,500)	(242,089)	(52,648)	(473,237)
Balance as of June 30, 2026	144,206	23,725	9,974	177,905

	December 2025
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2025	327,862	261,142	63,198	652,202
Reclassification	1,222	309	(1,531)	—
Additions	6,161	9,854	1,922	17,937
Disposals and sales for the year	(10,853)	(6,138)	(3,413)	(20,404)
Transfers	—	(5,567)	—	(5,567)
Impairment	(26)	(233)	(6)	(265)
Total	324,366	259,367	60,170	643,903

Accumulated Depreciation
Balance as of January 1, 2025	(173,132)	(236,146)	(53,851)	(463,129)
Reclassification	(1,150)	(173)	1,323	—
Depreciation for the year	(9,807)	(11,379)	(2,458)	(23,644)
Disposals and sales for the year	8,190	5,719	3,320	17,229
Transfers	—	5,055	—	5,055
Total	(175,899)	(236,924)	(51,666)	(464,489)
Balance as of December 31, 2025	148,467	22,443	8,504	179,414

(*)	See Note 39 Depreciation and Amortization.

(**)	See Note 40 Impairment of non-financial assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment, continued:

(c)	As of June 30, 2026, the Bank records Ch$12,801 million (Ch$10,920 million as of December 31, 2025) in assets under commissioning.

(d)	As of June 30, 2026 and December 31, 2025, there are no restrictions on property and equipment of the Bank and its subsidiaries. Furthermore, there are no property and equipment held as collateral for the fulfillment of obligations.

17.	Right-of-use assets and Lease liabilities:

(a)	The detail of the right-of-use assets as of June 30, 2026 and December 31, 2025, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	122,117	111,839	(67,113)	(62,144)	55,004	49,695
Floor space for ATMs	41,620	41,026	(22,721)	(18,040)	18,899	22,986
Improvements to leased property	28,612	28,562	(22,439)	(21,998)	6,173	6,564
Total	192,349	181,427	(112,273)	(102,182)	80,076	79,245

(b)	The changes of the rights over leased assets as of June 30, 2026 and December 31, 2025, is as follows:

	June 2026
	Buildings	Floor space for ATMs	Improvements to leased property	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2026	111,839	41,026	28,562	181,427
Additions	15,062	614	164	15,840
Write-downs	(4,784)	(20)	(114)	(4,918)
Remeasurement	—	—	—	—
Other incremental	—	—	—	—
Total	122,117	41,620	28,612	192,349

Accumulated Depreciation
Balance as of January 1, 2026	(62,144)	(18,040)	(21,998)	(102,182)
Depreciation of the period (*)	(9,308)	(4,691)	(527)	(14,526)
Write-downs	4,418	10	86	4,514
Other incremental	(79)	—	—	(79)
Total	(67,113)	(22,721)	(22,439)	(112,273)
Balance as of June 30, 2026	55,004	18,899	6,173	80,076

(*)	See Note 39 Depreciation and Amortization.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

	December 2025
	Buildings	Floor space for ATMs	Improvements to leased property	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2025	126,655	36,080	28,783	191,518
Additions	8,256	5,239	765	14,260
Disposals	(22,850)	(293)	(986)	(24,129)
Remeasurement	(222)	—	—	(222)
Other increases	—	—	—	—
Total	111,839	41,026	28,562	181,427

Accumulated Depreciation
Balance as of January 1, 2025	(63,657)	(9,307)	(21,675)	(94,639)
Depreciation of the year	(19,581)	(9,026)	(1,049)	(29,656)
Disposals	21,321	293	726	22,340
Other increases	(227)	—	—	(227)
Total	(62,144)	(18,040)	(21,998)	(102,182)
Balance as of December 31, 2025	49,695	22,986	6,564	79,245

(c)	Future maturities (including unearned interest) of the lease liabilities as of June 30, 2026 and December 31, 2025 are detailed as follows:

	June 2026
	On Demand	Up to 1 month	Over 1 month up to 3 months	Over 3 months up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,615	3,230	13,264	24,238	9,847	5,835	58,029
ATMs	—	823	1,645	7,229	10,975	488	—	21,160
Total	—	2,438	4,875	20,493	35,213	10,335	5,835	79,189

	December 2025
	On Demand	Up to 1 month	Over 1 month up to 3 months	Over 3 months up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,551	3,099	10,731	19,628	10,676	7,399	53,084
ATMs	—	802	1,603	7,206	15,062	733	20	25,426
Total	—	2,353	4,702	17,937	34,690	11,409	7,419	78,510

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries record contracts with certain renewal options and for which there is reasonable certainty that such option will be exercised. In such cases, the lease term used to measure the liability and assets corresponds to an estimate of future renewals.

(d)	The changes in the obligations for lease liabilities and the cash flows for the periods 2026 and 2025 are detailed as follows:

Lease liability	Total cash flow for the period
MCh$
Balances as of January 1, 2025	91,429
Liabilities for new lease agreements	5,281
Interest accrual expenses	1,113
Payments of principal and interests	(15,527)
Remeasurement	(222)
Derecognized contracts	—
Indexation	1,698
Balances as of June 30, 2025	83,772
Liabilities for new lease agreements	5,670
Interest accrual expenses	999
Payments of principal and interests	(15,370)
Remeasurement	—
Derecognized contracts	(1,568)
Indexation	840
Balances as of December 31, 2025	74,343
Liabilities for new lease agreements	14,037
Interest accrual expenses	910
Payments of principal and interests	(14,982)
Remeasurement	—
Derecognized contracts	(368)
Indexation	1,640
Balances as of June 30, 2026	75,580

(e)	The future cash flows related to short-term lease agreements in force as of June 30, 2026 correspond to Ch$4,072 million (Ch$5,071 million as of December 31, 2025).

(f)	As of June 30, 2026, the minimum future rental income to be received from operating leases amounts to Ch$18,560 million (Ch$19,926 million as of December 31, 2025).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a provision for first category income tax, which was determined based on current tax regulations, and has been reflected in the Interim Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of June 30, 2026 and December 31, 2025 according to the following detail:

	June	December
	2026	2025
	MCh$	MCh$

Income tax	(177,740)	(325,028)
Previous year tax	—	—
Less:
Monthly prepaid taxes	164,078	286,874
Credit for training expenses	637	1,920
Others	3,306	4,271
Total tax (payable) receivable, net	(9,719)	(31,963)

Income tax rate	27%	27%

	June	December
	2026	2025
	MCh$	MCh$

Current tax assets	1,764	1,846
Current tax liabilities	(11,483)	(33,809)
Total tax (payable) receivable, net	(9,719)	(31,963)

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and June 30, 2026 and 2025, is composed of the following:

	June	June
	2026	2025
	MCh$	MCh$
Income tax expense:
Current year tax	183,193	170,140
Previous year tax	(538)	(3,710)
Subtotal	182,655	166,430
(Credit) debit for deferred taxes:
Origin and (reversal) of temporary differences	(22,346)	(6,982)
Subtotal	(22,346)	(6,982)
Others	(4,450)	29
Net debit to income for income taxes	155,859	159,477

 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2026 and 2025:

	June 2026		June 2025
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	220,065	27.00	214,188
Additions or deductions	(1.26)	(10,269)	(1.22)	(9,657)
Tax price-level adjustment	(6.09)	(49,636)	(5.65)	(44,860)
Other	(0.53)	(4,301)	(0.02)	(194)
Effective rate and income tax expense	19.12	155,859	20.11	159,477

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. Debit and credit differences as of June 30, 2026 are detailed as follows:

	Balances as of December 31,	Effect on		Balances as of June 30,
	2025	Income	Equity	2026
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	372,091	16,292	—	388,383
Provision for employee expenses	21,435	(5,670)	—	15,765
Provision disposal undrawn credit lines	10,900	244	—	11,144
Accrued vacations	11,674	108	—	11,782
Accrued interests and indexation of impaired portfolio	16,587	1,373	—	17,960
Provision for staff severance indemnity payments	979	(367)	(14)	598
Provision for credit card expenses	10,208	(1,328)	—	8,880
Provision for accrued expenses	9,131	790	—	9,921
Adjustment for valuation of investments and equity instruments at fair value through OCI	—	—	—	—
Leases	126,124	6,042	—	132,166
Unearned income	3,489	(104)	—	3,385
Exchange rate difference	—	—	—	—
Property and equipment valuation difference	9,588	1,956	—	11,544
Other adjustments	28,900	1,462	—	30,362
Total Debit Differences	621,106	20,798	(14)	641,890

Credit Differences:
Intangible assets (software and others)	28,573	1,034	—	29,607
Adjustment for valuation of investments and equity instruments at fair value through OCI	909	—	(244)	665
Transitory assets	9,607	5,080	—	14,687
Loans accrued to effective rate	2,211	(101)	—	2,110
Prepaid expenses	2,561	(1,347)	—	1,214
Exchange rate difference	6,717	(5,675)	—	1,042
Capitalized bond placement expense	4,911	(305)	—	4,606
Other adjustments	3,133	(234)	—	2,899
Total Credit Differences	58,622	(1,548)	(244)	56,830

Total Debit (Credit), net	562,484	22,346	230	585,060

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

Reconciliation to Statement of Financial Position:

	June	December
	2026	2025
	MCh$	MCh$

Deferred tax assets	588,267	563,906
Deferred tax liabilities	(3,207)	(1,422)
Total deferred taxes	585,060	562,484

Debit and credit differences as of December 31, 2025 are detailed as follows:

	Balances as of December 31,	Effect on		Balances as of December 31,
	2024	Income	Equity	2025
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	384,945	(12,854)	—	372,091
Provision for employee expenses	24,636	(3,201)	—	21,435
Provision disposal undrawn credit lines	3,237	7,663	—	10,900
Accrued vacations	11,562	112	—	11,674
Accrued interests and indexation of impaired portfolio	16,534	53	—	16,587
Provision for staff severance indemnity payments	1,004	(42)	17	979
Provision for credit card expenses	10,968	(760)	—	10,208
Provision for accrued expenses	10,231	(1,100)	—	9,131
Adjustment for valuation of investments and equity instruments at fair value through OCI	475	—	(475)	—
Leases	110,943	15,181	—	126,124
Unearned income	4,114	(625)	—	3,489
Property and equipment valuation difference	6,800	2,788	—	9,588
Other adjustments	23,483	5,417	—	28,900
Total Debit Differences	608,932	12,632	(458)	621,106

Credit Differences:
Intangible (software and others)	24,998	3,575	—	28,573
Adjustment for valuation of investments and equity instruments at fair value through OCI	—	—	909	909
Transitory assets	9,726	(119)	—	9,607
Loans accrued to effective rate	2,333	(122)	—	2,211
Prepaid expenses	6,400	(3,839)	—	2,561
Exchange rate difference	801	5,916	—	6,717
Capitalized bond placement expense	4,895	16	—	4,911
Other adjustments	3,116	17	—	3,133
Total Credit Differences	52,269	5,444	909	58,622

Total Debit(Credit), net	556,663	7,188	(1,367)	562,484

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e)	For the purposes of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s loan operations and does not consider operations of subsidiary entities that are consolidated in these Interim Consolidated Financial Statements.

			Assets at tax value
(e.1) Loans to Banks and Loans to customers as of June 30, 2026	Book value assets (*)	Assets at tax value	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans to Banks	998,876	999,537	—	—	—
Commercial loans	17,244,855	17,643,228	48,506	87,044	135,550
Consumer loans	5,182,376	5,725,388	1,321	42,971	44,292
Residential mortgage loans	14,134,985	14,192,764	19,638	2,046	21,684
Total	37,561,092	38,560,917	69,465	132,061	201,526

			Assets at tax value
(e.1) Loans to Banks and Loans to customers as of December 31, 2025	Book value assets (*)	Assets at tax value	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans to Banks	399,123	399,792	—	—	—
Commercial loans	16,245,986	16,638,563	52,050	99,694	151,744
Consumer loans	5,341,871	5,876,928	1,257	42,149	43,406
Residential mortgage loans	13,874,507	13,929,216	17,187	1,943	19,130
Total	35,861,487	36,844,499	70,494	143,786	214,280

(*)	In accordance with the aforementioned Circular and the instructions from the SII, the value of assets in the Financial Statements are presented on a stand-alone basis (only considering Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e.2) Allowances on past-due loans	Balance as of January 1, 2026	Write-offs against provisions	Allowances established	Allowances released	Balance as of June 30, 2026
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	99,694	(30,633)	57,276	(39,293)	87,044
Consumer loans	42,150	(197,028)	207,059	(9,210)	42,971
Residential mortgage loans	1,944	(1,859)	3,032	(1,071)	2,046
Total	143,788	(229,520)	267,367	(49,574)	132,061

(e.2) Allowances on past-due loans	Balance as of January 1, 2025	Write-offs against provisions	Allowances established	Allowances released	Balance as of December 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	94,025	(52,371)	108,970	(50,930)	99,694
Consumer loans	34,500	(304,661)	341,290	(28,979)	42,150
Residential mortgage loans	685	(2,049)	4,486	(1,178)	1,944
Total	129,210	(359,081)	454,746	(81,087)	143,788

	June	December
(e.3) Write-offs and recoveries	2026	2025
	MCh$	MCh$

Write-offs, Art. 31 No. 4 second subparagraph	23,518	34,158
Write-offs resulting in allowances released	20	299
Recovery or renegotiation of written-off loans	1,153	1,773

	June	December
(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2026	2025
	MCh$	MCh$

Write-offs in accordance with first subparagraph	—	—
Write-offs in accordance with third subparagraph	20	299

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Other Assets:

At the end of each period, this line item is composed of the following:

	June	December
	2026	2025
	MCh$	MCh$

Debtors from brokerage of financial instruments	586,816	419,167
Cash collateral provided for derivative financial transactions	444,770	463,266
Accounts receivable from third parties	208,940	170,185
Assets to be leased out as lessor (*)	101,189	134,283
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	64,486	406,395
Prepaid expenses	52,961	39,416
Other provided cash collateral	30,220	11,836
Income from regular activities from contracts with customers	26,761	22,350
Investment properties	10,323	11,049
Pending transactions	3,779	3,364
Accumulated impairment in respect of other assets receivable	(2,814)	(2,638)
Other Assets	22,588	17,358
Total	1,550,019	1,696,031

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Non-current assets and disposal groups held for sale and liabilities included in disposal groups for sale:

(a)	At the end of each period, the item is composed as follows:

	June	December
	2026	2025
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded in judicial auction	23,199	22,571
Assets received in lieu of payment	4,858	2,054
Provision for assets received in lieu of payment or awarded	(19)	(35)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	2,059	1,013

Disposal groups held for sale	—	—
Total	30,097	25,603

(*)	Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired as such do not exceed 20% of the Bank’s effective equity.

(b)	Changes in the provision for assets received in lieu of payment during the period 2026 and 2025 are detailed as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2025	82
Provisions used	(1,115)
Provisions established	1,108
Provisions released	—
Balance as of June 30, 2025	75
Provisions used	(1,552)
Provisions established	1,512
Provisions released	—
Balance as of December 31, 2025	35
Provisions used	(1,356)
Provisions established	1,340
Provisions released	—
Balance as of June 30, 2026	19

(c)	The Bank does not record liabilities included in the disposal group for sale during the periods June 2026 and December 2025.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Financial liabilities held for trading at fair value through profit or loss:

The detail of this line item is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Financial derivative contracts	1,956,794	2,080,222
Others	1,334	512
Total	1,958,128	2,080,734

a)	As of June 30, 2026 and December 31, 2025, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	On Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Liabilities
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	7,485,490	7,393,965	3,171,209	3,560,210	5,915,625	3,716,879	751,202	659,862	37,060	50,930	—	—	17,360,586	15,381,846	329,156	456,184
Interest rate swap	—	—	1,152,663	3,093,258	1,526,190	2,016,845	6,780,641	7,398,940	7,779,324	7,351,083	5,036,493	4,073,662	3,833,731	3,779,852	26,109,042	27,713,640	414,692	414,907
Interest rate swap and cross currency swap	—	—	192,941	151,577	370,667	369,984	1,607,721	1,700,333	3,208,921	3,071,039	3,278,126	2,631,798	3,104,798	3,375,877	11,763,174	11,300,608	1,209,954	1,206,802
Currency call options	—	—	9,143	12,533	12,441	18,722	18,663	33,332	—	—	—	—	—	—	40,247	64,587	1,558	870
Currency put options	—	—	13,652	5,783	21,833	7,611	42,471	21,870	1,382	—	—	—	—	—	79,338	35,264	1,434	1,459
Total	—	—	8,853,889	10,657,116	5,102,340	5,973,372	14,365,121	12,871,354	11,740,829	11,081,984	8,351,679	6,756,390	6,938,529	7,155,729	55,352,387	54,495,945	1,956,794	2,080,222

b)	Other instruments or financial liabilities:

	June	December
	2026	2025
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	1,334	512
Total	1,334	512

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost:

The detail of this line item is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Current accounts and other demand deposits	14,499,452	14,498,196
Time deposits and saving accounts	15,275,002	13,971,968
Obligations by repurchase agreements	140,590	286,915
Borrowings from financial institutions	1,195,069	1,296,751
Debt financial instruments issued	11,112,851	10,800,851
Other financial obligations	366,387	367,323
Total	42,589,351	41,222,004

(a)	Current accounts and other demand deposits:

At the end of each period, the composition of current accounts and other demand deposits is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Current accounts	11,832,677	11,775,903
Other demand obligations	1,416,352	1,507,373
Demand deposits accounts	735,397	724,359
Other demand deposits	515,026	490,561
Total	14,499,452	14,498,196

(b)	Time deposits and saving accounts:

At the end of each period, the composition of time deposits and saving accounts is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Time deposits	14,810,441	13,546,479
Term savings accounts	446,699	405,689
Other term balances payable	17,862	19,800
Total	15,275,002	13,971,968

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a rate established previously. As of June 30, 2026 and December 31, 2025 the repurchase agreements are detailed as follows:

	June	December
	2026	2025
	MCh$	MCh$
Transaction with domestic banks	—	—
Transaction with foreign banks	—	—
Transaction with other domestic entities
Repurchase agreements	140,590	286,915
Transaction with other foreign entities	—	—

Total	140,590	286,915

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of June 30, 2026 amounts to Ch$140,586 million (Ch$284,572 million in December 2025). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

(d)	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2026	2025
	MCh$	MCh$
Foreign banks
Foreign trade financing
Bank of America, N.A.	238,906	238,925
Caixabank S.A.	189,727	147,091
Citibank N.A.	165,679	137,114
JP Morgan Chase Bank, N.A.	127,689	168,329
The Bank of New York Mellon	106,629	85,533
HSBC Bank	92,417	208,465
Zurcher Kantonalbank	81,453	108,803
Standard Chartered Bank (Hong Kong) Limited	46,458	63,261
Standard Chartered Bank	1,741	2,086
Commerzbank AG	746	839
Wells Fargo Bank, N.A.	45	50

Borrowings and other obligations
Wells Fargo Bank, N.A.	139,223	136,255
Deutsche Bank Trust Company Americas New York	4,356	—
Subtotal foreign banks	1,195,069	1,296,751

Total	1,195,069	1,296,751

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each period, the composition of debt financial instruments issued as follows:

	June	December
	2026	2025
	MCh$	MCh$

Mortgage finance bonds
Mortgage finance bonds for housing	441	521
Mortgage finance bonds for general purposes	—	—

Bonds
Senior Bonds	11,112,410	10,800,330
Mortgage bonds	—	—
Total	11,112,851	10,800,851

During the period ended June 30, 2026 Banco de Chile has placed bonds for Ch$746,856 million, which corresponds to Short-Term Bonds and Long-Term Bonds for amounts of Ch$501,240 and Ch$245,616 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Date of issuance	Maturity date

Wells Fargo Bank	USD	90,487	3.91	01/02/2026	07/10/2026
Wells Fargo Bank	USD	86,531	3.95	02/05/2026	08/10/2026
Wells Fargo Bank	USD	45,276	4.01	05/05/2026	08/05/2026
Bank Of America N.A. New York	USD	4,467	4.00	05/06/2026	06/08/2026
Bank Of America N.A. New York	USD	44,759	4.04	05/27/2026	07/27/2026
Bank Of America N.A. New York	USD	26,855	4.05	05/27/2026	07/29/2026
Wells Fargo Bank	USD	89,518	4.07	05/27/2026	09/01/2026
Bank Of America N.A. New York	USD	22,380	4.07	05/27/2026	09/02/2026
Bank Of America N.A. New York	USD	44,759	4.07	05/27/2026	08/28/2026
Wells Fargo Bank	USD	46,208	4.16	06/26/2026	10/01/2026
Total		501,240

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

Long-Term Bonds

Series	Currency	Amount MCh$	Terms Years	Annual interest rate %	Date of issuance	Maturity date

BCHIHW1223	UF	32,293	18	2.93	01/08/2026	06/01/2044
BCHIHW1223	UF	4,312	18	2.92	01/12/2026	06/01/2044
BCHIFU0522	UF	19,723	6	2.81	01/14/2026	11/01/2032
BCHIGG1121	UF	13,776	9	2.89	01/14/2026	05/01/2035
BCHIHW1223	UF	12,953	18	2.91	01/14/2026	06/01/2044
BCHIFU0522	UF	19,759	6	2.78	01/15/2026	11/01/2032
BCHIHH1223	UF	16,880	10	2.87	01/15/2026	12/01/2036
BCHIHW1223	UF	2,165	18	2.89	01/15/2026	06/01/2044
BCHIFG0522	UF	34,396	4	2.59	02/10/2026	11/01/2030
BCHIFG0522	UF	40,329	4	2.51	03/05/2026	11/01/2030
BCHIFG0522	UF	12,596	4	2.82	06/30/2026	11/01/2030
Subtotal UF		209,182

BONO MXN	MXN	36,434	7	TIIE (28 days) + 0.95%	05/12/2026	05/11/2033
Subtotal other currencies		36,434
Total		245,616

During the year ended December 31, 2025 Banco de Chile has placed bonds for Ch$2,742,341 million, which corresponds to Short-Term Bonds and Long-Term Bonds for amounts of Ch$819,195 and Ch$1,923,146 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Date of issuance	Maturity date

Wells Fargo Bank	USD	98,630	4.68	01/27/2025	05/02/2025
Wells Fargo Bank	USD	98,630	4.65	01/27/2025	08/01/2025
Wells Fargo Bank	USD	92,519	4.55	03/07/2025	04/07/2025
Wells Fargo Bank	USD	9,252	4.45	03/07/2025	09/05/2025
Wells Fargo Bank	USD	93,634	4.60	06/25/2025	10/01/2025
Wells Fargo Bank	USD	93,062	4.55	06/26/2025	11/03/2025
Wells Fargo Bank	USD	4,653	4.55	06/26/2025	07/31/2025
Wells Fargo Bank	USD	96,646	4.45	08/05/2025	12/08/2025
Wells Fargo Bank	USD	94,372	4.10	10/28/2025	02/06/2026
Wells Fargo Bank	USD	46,310	4.20	11/26/2025	12/29/2025
Wells Fargo Bank	USD	91,487	4.01	12/29/2025	04/02/2026
Total		819,195

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Series	Currency	Amount MCh$	Terms Years	Annual interest rate %	Date of issuance	Maturity date
BCHIFC0721	UF	22,830	5	2.97	03/17/2025	01/01/2030
BCHIFC0721	UF	11,422	5	2.97	03/20/2025	01/01/2030
BCHIFC0721	UF	40,001	5	2.97	03/21/2025	01/01/2030
BCHIFC0721	UF	30,548	5	2.96	04/01/2025	01/01/2030
BCHIFO0721	UF	34,577	7	2.92	04/03/2025	01/01/2032
BCHIFH1221	UF	33,047	6	2.84	04/15/2025	12/01/2030
BCHIGG1121	UF	38,413	10	3.03	04/17/2025	05/01/2035
BCHIHD0424	UF	81,115	10	3.03	04/17/2025	10/01/2034
BCHIFH1221	UF	11,679	6	2.92	05/07/2025	12/01/2030
BCHIGG1121	UF	5,712	10	3.03	05/09/2025	05/01/2035
BCHIHN1223	UF	12,517	15	3.06	05/09/2025	12/01/2039
BCHIFA0222	UF	22,900	3	2.77	05/30/2025	08/01/2028
BCHIFH1221	UF	9,575	6	3.06	05/30/2025	12/01/2030
BCHIFH1221	UF	13,407	6	3.06	06/02/2025	12/01/2030
BCHIFH1221	UF	9,581	6	3.05	06/02/2025	12/01/2030
BCHIFH1221	UF	8,667	6	3.04	06/03/2025	12/01/2030
BCHIFH1221	UF	4,145	6	3.04	06/06/2025	12/01/2030
BCHIFH1221	UF	25,567	6	3.04	06/10/2025	12/01/2030
BCHIFO0721	UF	19,306	7	3.06	06/10/2025	01/01/2032
BCHIGG1121	UF	23,174	10	3.15	07/03/2025	05/01/2035
BCHICI0815	UF	19,989	8	3.14	07/09/2025	02/01/2033
BCHICG0815	UF	49,639	7	3.14	07/10/2025	08/01/2032
BCHICH1215	UF	15,721	8	3.14	07/10/2025	12/01/2032
BCHICI0815	UF	5,996	8	3.14	07/10/2025	02/01/2033
BCHIHW1223	UF	65,578	19	3.21	07/15/2025	06/01/2044
BCHIGB0322	UF	8,589	9	3.18	07/17/2025	09/01/2034
BCHIGB0322	UF	9,557	9	3.16	07/18/2025	09/01/2034
BCHIGB0322	UF	5,747	9	3.13	07/21/2025	09/01/2034
BCHIGB0322	UF	19,187	9	3.11	07/22/2025	09/01/2034
BCHIGG1121	UF	5,718	10	3.11	07/22/2025	05/01/2035
BCHIHW1223	UF	18,489	19	3.19	07/22/2025	06/01/2044
BCHIGG1121	UF	3,870	10	2.99	08/22/2025	05/01/2035
BCHIHN1223	UF	22,894	15	3.06	08/27/2025	12/01/2039
BCHIGG1121	UF	15,519	10	3.01	09/04/2025	05/01/2035
BCHIHW1223	UF	8,374	19	3.12	09/04/2025	06/01/2044
BCHIGA1121	UF	38,815	9	3.05	09/05/2025	05/01/2034
BCHIGD0721	UF	153,769	10	3.09	09/05/2025	01/01/2035
BCHIHI1223	UF	206,194	12	3.13	09/05/2025	06/01/2037
BCHIGA1121	UF	31,211	9	2.99	09/11/2025	05/01/2034
BCHIGA1121	UF	1,951	9	2.99	09/15/2025	05/01/2034
BCHIHW1223	UF	23,076	19	3.12	09/15/2025	06/01/2044
BCHIHN1223	UF	41,978	14	3.03	09/16/2025	12/01/2039
BCHIFU0522	UF	64,527	7	2.91	09/17/2025	11/01/2032
BCHIGA1121	UF	21,475	9	2.99	09/17/2025	05/01/2034
BCHIFU0522	UF	31,288	7	2.91	09/22/2025	11/01/2032
BCHIGA1121	UF	5,862	9	2.98	09/22/2025	05/01/2034
BCHIHH1223	UF	87,021	11	3.08	09/22/2025	12/01/2036
BCHIHH1223	UF	66,367	11	3.07	09/23/2025	12/01/2036
BCHIFU0522	UF	5,873	7	2.90	09/25/2025	11/01/2032
BCHIGA1121	UF	25,525	9	2.99	10/28/2025	05/01/2034
BCHIHW1223	UF	6,410	19	3.03	10/28/2025	06/01/2044
BCHIHW1223	UF	12,850	19	3.02	10/30/2025	06/01/2044
BCHIFU0522	UF	15,573	7	2.89	11/06/2025	11/01/2032
Subtotal UF		1,572,815

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Series	Currency	Amount MCh$	Terms Years	Annual interest rate %	Date of issuance	Maturity date

BONO CHF	CHF	115,739	6	1.1875	06/17/2025	07/15/2031
BONO JPY	JPY	65,260	5	1.635	06/18/2025	06/27/2030
BONO MXN	MXN	50,998	5	TIIE (28 days) + 1.05	07/09/2025	07/17/2030
BONO AUD	AUD	43,101	10	BBSW3M +1.28	10/22/2025	10/30/2035
BONO HKD	HKD	75,233	7	3.735	10/30/2025	11/12/2032
Subtotal other currencies		350,331
Total		1,923,146

As of June 30, 2026 and December 31, 2025, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f)	Other Financial Obligations:

At the end of each period, the composition of other financial obligations is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Other financial obligations in Chile	366,387	367,323
Other financial obligations with the public sector	—	—
Total	366,387	367,323

23.	Regulatory capital financial instruments:

a)	At the end of each period, this item is composed as follows:

	June	December
	2026	2025
	MCh$	MCh$

Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,107,184	1,087,093
Bonds with no fixed term of maturity	—	—
Preferred shares	—	—
Total	1,107,184	1,087,093

b)	Issuances of regulatory capital financial instruments in the period:

As of June 30, 2026 and December 31, 2025, no issues of regulatory capital financial instruments have been made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Regulatory capital financial instruments, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no fixed term of maturity	Preferred shares
	MCh$	MCh$	MCh$

Balance as of January 1, 2025	1,068,879	—	—
New issuances performed	—	—	—
Transaction costs	—	—	—
Amortization of transaction costs	—	—	—
Accrued interest	35,283	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(43,392)	—	—
Principal payments to the holder	(9,552)	—	—
Accrued UF indexation	35,875	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Repricing	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2025	1,087,093	—	—

Balance as of January 1, 2026	1,087,093	—	—
New issuances performed	—	—	—
Transaction costs	—	—	—
Amortization of transaction costs	—	—	—
Accrued interest	17,723	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(22,066)	—	—
Principal payments to the holder	(4,950)	—	—
Accrued UF indexation	29,384	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Repricing	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of June 30, 2026	1,107,184	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Regulatory capital financial instruments, continued:

d)	Below is the detail of the subordinated bonds owed as of June 30, 2026 and December 31, 2025:

June 2026
Series	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance owed MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	3,870
C1	UF	200,000	7.4	12/06/1999	01/01/2030	2,582
C1	UF	530,000	7.1	12/06/1999	01/01/2030	6,872
C1	UF	300,000	7.1	12/06/1999	01/01/2030	3,891
C1	UF	50,000	6.5	12/06/1999	01/01/2030	654
C1	UF	450,000	6.6	12/06/1999	01/01/2030	5,887
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	39,885
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	59,828
F	UF	759,000	4.5	11/28/2008	11/01/2033	31,196
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,905
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	172,336
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	41,727
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,928
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	171,013
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	98,633
G	UF	600,000	4.0	11/29/2011	11/01/2036	24,166
G	UF	50,000	4.0	11/29/2011	11/01/2036	2,014
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,241
G	UF	450,000	3.9	11/29/2011	11/01/2036	18,245
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,487
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	44,956
G	UF	300,000	2.7	11/29/2011	11/01/2036	13,487
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	61,295
I	UF	900,000	1.0	11/29/2011	11/01/2040	50,747
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	80,758
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	86,636
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	63,945
				Total subordinated bonds owed		1,107,184

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Regulatory capital financial instruments, continued:

December 2025
Series	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance owed MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,167
C1	UF	200,000	7.4	12/06/1999	01/01/2030	2,780
C1	UF	530,000	7.1	12/06/1999	01/01/2030	7,404
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,193
C1	UF	50,000	6.5	12/06/1999	01/01/2030	706
C1	UF	450,000	6.6	12/06/1999	01/01/2030	6,350
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	3,626
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	38,760
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	58,140
F	UF	759,000	4.5	11/28/2008	11/01/2033	30,367
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,642
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	167,899
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	40,653
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,853
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	166,840
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	96,242
G	UF	600,000	4.0	11/29/2011	11/01/2036	23,505
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,959
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,153
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,751
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,311
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	43,916
G	UF	300,000	2.7	11/29/2011	11/01/2036	13,175
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	59,884
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,827
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	79,235
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	85,004
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	62,751
				Total subordinated bonds owed		1,087,093

24.	Provision for contingencies:

(a)	At the end of each period, this line item is composed of the following:

	June	December
	2026	2025
	MCh$	MCh$

Provisions for employee benefit obligations	113,779	140,153
Provisions for customer loyalty program and merit program obligations	32,888	37,806
Provisions for lawsuits and litigation	2,480	2,037
Provisions for operational risk	249	552
Provisions of a foreign bank branch for profit remittances to its parent company	—	—
Provisions for restructuring plans	—	—
Other provisions for other contingencies	—	—
Total	149,396	180,548

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provision for contingencies, continued;

(b)	The following table shows the changes in provisions during the periods 2026 and 2025:

	Provisions for employee benefit obligations	Provisions of a foreign bank branch for profit remittances to its parent company	Provisions for restructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2025	151,633	—	—	1,592	40,621	907	—	194,753
Provisions established	53,555	—	—	407	—	203	—	54,165
Provisions used	(86,003)	—	—	(62)	—	(644)	—	(86,709)
Provisions released	—	—	—	(97)	(1,691)	(77)	—	(1,865)
Balances as of June 30, 2025	119,185	—	—	1,840	38,930	389	—	160,344
Provisions established	54,754	—	—	250	—	223	—	55,227
Provisions used	(33,786)	—	—	(46)	—	(51)	—	(33,883)
Provisions released	—	—	—	(7)	(1,124)	(9)	—	(1,140)
Balances as of December 31, 2025	140,153	—	—	2,037	37,806	552	—	180,548
Provisions established	53,590	—	—	715	—	—	—	54,305
Provisions used	(79,964)	—	—	(188)	—	(103)	—	(80,255)
Provisions released	—	—	—	(84)	(4,918)	(200)	—	(5,202)
Balances as of June 30, 2026	113,779	—	—	2,480	32,888	249	—	149,396

(c)	Provisions for employee benefit obligations:

	June	December
	2026	2025
	MCh$	MCh$

Provision for short-term employee benefits	106,646	131,763
Provision for benefits to employees for contract termination	7,133	8,390
Provision for benefits to post-employment employees	—	—
Provision for long-term employee benefits	—	—
Provision for share-based employee benefits	—	—
Provision for obligations for defined contribution post-employment plans	—	—
Provision for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	113,779	140,153

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provision for contingencies, continued;

(d)	Provision for short-term employee benefits:

(i)	Compliance bonuses provision:

	June	June
	2026	2025
	MCh$	MCh$

Balances as of January 1	67,352	68,356
Net provisions established	28,147	27,721
Provisions used	(55,428)	(55,697)
Total	40,071	40,380

(ii)	Vacation provision:

	June	June
	2026	2025
	MCh$	MCh$

Balances as of January 1	43,238	42,824
Net provisions established	3,271	3,578
Provisions used	(2,871)	(4,313)
Total	43,638	42,089

(iii)	Provision of other benefits to personnel:

	June	June
	2026	2025
	MCh$	MCh$

Balances as of January 1	21,173	32,125
Net provisions established	21,977	21,589
Provisions used	(20,213)	(25,301)
Total	22,937	28,413

(e)	Provision for benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	June	June
	2026	2025
	MCh$	MCh$

Present value of the obligations at the beginning of the period	8,390	8,328
Increase in provision	248	606
Benefit paid	(1,452)	(693)
Effect of change in actuarial factors	(53)	62
Total	7,133	8,303

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provision for contingencies, continued;

(e)	Provision for benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	June	June
	2026	2025
	MCh$	MCh$

Increase (decrease) in provisions	(148)	170
Interest cost of benefits obligations	396	436
Effect of change in actuarial factors	(53)	62
Net benefits expenses	195	668

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of staff severance indemnity payment obligations for the Bank’s plan are shown below:

	June 30, 2026	December 31, 2025
	%	%

Discount rate	5.71	5.71
Salary increase rate	4.47	5.50
Probability of payment	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was performed during the first quarter of 2026.

(f)	Share-based compensation programs:

As of June 30, 2026 and December 31, 2025, the Bank and its subsidiaries do not have a share-based compensation plan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provision for dividends:

(a)	The detail of this line item is as follows:

	June	December
	2026	2025
	MCh$	MCh$

Provisions for dividends	310,709	605,955
Provisions for payment of interest on bonds with no fixed maturity term	—	—
Provision for reappreciation of bonds without a fixed term of maturity	—	—
Total	310,709	605,955

(b)	Changes at the end of each period are detailed as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity term	Provision for reappreciation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2025	597,228	—	—	597,228
Provisions established	308,253	—	—	308,253
Provisions used	(597,228)	—	—	(597,228)
Provisions released	—	—	—	—
Balances as of June 30, 2025	308,253	—	—	308,253
Provisions established	297,702	—	—	297,702
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Balances as of December 31, 2025	605,955	—	—	605,955
Provisions established	310,709	—	—	310,709
Provisions used	(605,955)	—	—	(605,955)
Provisions released	—	—	—	—
Balances as of June 30, 2026	310,709	—	—	310,709

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Special provisions for credit risk:

a)	At the end of each period, this item is composed as follows:

	June	December
	2026	2025
	MCh$	MCh$

Additional loan provisions	681,217	631,217
Provisions for credit risk for contingent loans (*)	82,733	84,513
Provisions for country risk for transactions with debtors with residence abroad	10,273	5,552
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions established by credit risk because of additional prudential requirements	—	—
Total	774,223	721,282

(*)	Changes in provisions for credit risk for contingent loans are disclosed in Note 13 letter (f).

b)	Changes in provisions for special credit risk are detailed as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2025	700,252	67,537	6,395	774,184
Provisions established	—	27,967	5,327	33,294
Provisions used	—	—	—	—
Provisions released	(69,035)	—	—	(69,035)
Foreign exchange differences	—	(1,153)	—	(1,153)
Balances as of June 30, 2025	631,217	94,351	11,722	737,290
Provisions established	—	—	—	—
Provisions used	—	—	—	—
Provisions released	—	(9,109)	(6,170)	(15,279)
Foreign exchange differences	—	(729)	—	(729)
Balances as of December 31, 2025	631,217	84,513	5,552	721,282
Provisions established	50,000	—	4,721	54,721
Provisions used	—	—	—	—
Provisions released	—	(2,224)	—	(2,224)
Foreign exchange differences	—	444	—	444
Balances as of June 30, 2026	681,217	82,733	10,273	774,223

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Other Liabilities:

At the end of each period, this line item is composed of the following:

	June	December
	2026	2025
	MCh$	MCh$

Creditors for intermediation of financial instruments	574,607	417,372
Accounts payable to third parties	495,843	435,717
Obligations for mortgage loans granted to be remitted to other banks and/or real estate companies	259,150	287,820
Cash guarantees received for derivative financial transactions	157,195	190,440
Liability for income from regular activities from contracts with customers	36,074	37,812
Agreed dividends payable	21,711	16,792
Securities to be settled	8,915	—
VAT liability	6,317	4,317
Outstanding transactions	2,401	1,858
Other cash guarantees received	575	573
Other liabilities	34,925	39,488
Total	1,597,713	1,432,189

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of June 30, 2026, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2025), with no par value, subscribed and fully paid.

	As of June 30, 2026
Name of the company or shareholders	Number of Shares	Ownership %

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,518,127,131	5.463%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of State Street	3,805,711,239	3.767%
Banco Santander on behalf of foreign investors	3,136,587,162	3.105%
Banco de Chile on behalf of non-resident third parties	2,495,764,753	2.471%
Banco de Chile on behalf of Citibank New York	2,459,397,953	2.435%
JP Morgan Chase Bank	2,061,540,108	2.041%
Banco Santander Chile	1,990,169,086	1.970%
Ever Chile SPA	1,888,369,814	1.869%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,015,250,907	1.005%
Inversiones Avenida Borgoño Limitada	882,604,102	0.874%
A.F.P Habitat S.A. for A Fund	806,188,451	0.798%
Santander Corredores de Bolsa Limitada	765,890,431	0.758%
BCI Corredores de Bolsa S.A.	702,990,052	0.696%
A.F.P Cuprum S.A. for A Fund	654,440,043	0.648%
Valores Security S.A. Corredores de Bolsa	600,885,259	0.595%
BTG Pactual Chile S.A. Corredores de Bolsa	575,839,694	0.570%
A.F.P Capital S.A Pension Fund A	572,316,582	0.566%
Subtotal	82,768,935,060	81.936%
Other shareholders	18,248,146,054	18.064%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2025
Name of the company or shareholders	Number of Shares	Ownership %

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,298,295,922	5.245%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of State Street	4,368,739,111	4.325%
Banco Santander on behalf of foreign investors	3,959,115,077	3.919%
JP Morgan Chase Bank	2,719,097,108	2.692%
Banco de Chile on behalf of non-resident third parties	2,355,382,741	2.332%
Banco Santander Chile	1,926,817,275	1.907%
Ever Chile SPA	1,888,369,814	1.869%
Banco de Chile on behalf of Citibank New York	1,663,309,364	1.647%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,000,886,079	0.991%
Inversiones Avenida Borgoño Limitada	882,604,102	0.874%
BCI Corredores de Bolsa S.A.	779,379,823	0.772%
A.F.P Habitat S.A. for A Fund	758,929,122	0.751%
Santander Corredores de Bolsa Limitada	703,730,776	0.697%
A.F.P Cuprum S.A. for A Fund	635,579,418	0.629%
Banco de Chile on behalf of Citibank London	549,822,754	0.544%
Valores Security S.A. Corredores de Bolsa	527,069,658	0.522%
A.F.P Capital S.A. Pension Fund A	518,556,321	0.513%
Subtotal	83,372,546,758	82.534%
Other shareholders	17,644,534,356	17.466%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the share movements from December 31, 2025 to June 30, 2026:

Total
Ordinary Shares

Total shares as of December 31, 2025	101,017,081,114

Total shares as of June 30, 2026	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank´s Ordinary Shareholders’ Meeting held on March 26, 2026, the distribution and payment of dividend No. 214 of Ch$9.99757030464 per share of the Banco de Chile was approved, with debit to the net distributable income for the year ended December 31, 2025. Dividends paid during2026 amounted to Ch$1,009,925 million.

At the Bank´s Ordinary Shareholders’ Meeting held on March 27, 2025, the distribution and payment of dividend No. 213 of Ch$9.85357420889 per share of the Banco de Chile was approved, with debit to the net distributable income for the year ended December 31, 2024. Dividends paid during2025 amounted to Ch$995,380 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the related year, the adjustment of the amount of paid-in capital and reserves as a result of variations in the Consumer Price Index (CPI) between the month prior to the current month and November of prior year. The amount to be reduced from net income for the period ended June 30, 2026 was Ch$141,346 million (Ch$182,337 million as of December 31, 2025).

As indicated, as of June 30, 2026, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$517,849 million (Ch$1,009,925 million as of December 31, 2025). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends” as of June 30 of Ch$310,709 million (Ch$605,955 million in December 2025), which reflects as a counterpart an equity reduction for the same amount.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary shareholders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the year.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of June 30, 2026 and 2025 were determined as follows:

	June	June
	2026	2025
Basic earnings per share:
Net profits attributable to bank´s shareholders (in millions of Chilean pesos)	659,195	633,811
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	6.53	6.27

Diluted earnings per share:
Net profits attributable to bank´s shareholders (in millions of Chilean pesos)	659,195	633,811
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	6.53	6.27

As of June 30, 2026 and 2025, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(e)	Other comprehensive income:

The detail of and changes in accumulated other comprehensive income as of June 30, 2026 and 2025:

	Items that will not be reclassified to profit or loss				Items that can be reclassified to profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at FVTOCI	Income tax	Subtotal	Fair value changes of financial assets at FVTOCI	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2025	(298)	9,456	(1,606)	7,552	4,478	(12,397)	(48)	4,192	(3,775)	3,777
Other comprehensive income for the period	(62)	(242)	(431)	(735)	7,731	12,102	26	(4,057)	15,802	15,067
Balances as of June 30, 2025	(360)	9,214	(2,037)	6,817	12,209	(295)	(22)	135	12,027	18,844

Opening balances as of January 1, 2026	(360)	9,308	(2,054)	6,894	13,284	(40,738)	(107)	10,908	(16,653)	(9,759)
Other comprehensive income for the period	53	3,103	(832)	2,324	(15,213)	(20,197)	(15)	6,516	(28,909)	(26,585)
Balances as of June 30, 2026	(307)	12,411	(2,886)	9,218	(1,929)	(60,935)	(122)	17,424	(45,562)	(36,344)

(f)	Retained earnings from previous years:

During the year 2026, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2025 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2024 and November 2025, amounting to Ch$182,337 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	June	December
	2026	2025
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in domestic currency	—	—
Guarantees and sureties in foreign currency	313,206	288,710

Letters of credit for goods circulation operations	708,177	449,759

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in domestic currency	2,438,474	2,563,484
Transactions related to contingent events in foreign currency	542,358	609,777

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,873,076	1,764,560
Balance of lines of credit on credit card – commercial loans	386,030	370,983
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,504,587	1,501,358
Balance of lines of credit on credit card – consumer loans	8,201,614	7,816,881
Balance of lines of credit and agreed overdraft in current account – loans to banks	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable loan commitments	133,692	69,191

Other credit commitments	—	—

Total	16,101,214	15,434,703

(a.2)	Responsibilities assumed to meet customer needs:

	June	December
	2026	2025
	MCh$	MCh$

Transactions on behalf of third parties
Collections	105,509	138,556
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	1,855,480	1,635,950
Subtotal	1,960,989	1,774,506

Securities custody
Securities safekept by a banking subsidiary	10,045,743	9,719,621
Securities safekept by the bank	4,524,660	4,438,522
Securities safekept deposited in another entity	31,187,796	29,035,809
Securities issued by the bank	—	—
Subtotal	45,758,199	43,193,952

Total	47,719,188	44,968,458

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of June 30, 2026, the Bank maintain provisions for judicial contingencies amounting to Ch$2,480 million (Ch$2,037 million as of December 2025), which are part of the item “Provision for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of June 30, 2026
	2026	2027	2028	2029	2030	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	461	1,400	619	—	—	2,480

(b.2)	Contingencies for significant lawsuits:

As of June 30, 2026 and December 31, 2025, there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 5,601,966 maturing January 7, 2027. The subsidiary took out an insurance policy with Solunion Chile Seguros de Créditos S.A. for the Real Estate Funds for a guaranteed amount of UF 419,500.

As of June 30, 2026 and 2025, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring proper and full compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy of UF 20,000, insured by Solunion Chile Seguros de Créditos S.A., maturing on April 22, 2028, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	June	December
	2026	2025
Guarantees:	MCh$	MCh$
Shares received as collateral for simultaneous operations:
Santiago Securities Exchange, Stock Exchange	4,905	23,244
Electronic Chilean Securities Exchange, Stock Exchange	40,036	37,559

Fixed income securities delivered to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	10,741	9,840

Fixed income securities as collateral for the Santiago Stock Exchange	2,248	2,148

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	1,406	—

Cash guarantees received for operations with derivatives	5,390	8,477
Cash guarantees for operations with derivatives	545	2

Equity securities received for operations with derivatives:
Electronic Chilean Securities Exchange, Stock Exchange	113	—
Depósito Central de Valores S.A.	2,332	1,635

Total	67,716	82,905

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the subsidiary Banchile Corredores de Bolsa S.A maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,248 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2026, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 511,100 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 7, 2027.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$946,998.59 for variable income operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee of UF 10,000 has been constituted, to guarantee compliance with the investment portfolio management service contract. Such guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile effective through January 27, 2028.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of June 30, 2026 the entity maintains two insurance policies effective from April 15, 2026 to April 14, 2027 which protect it against potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount insured (UF)

Errors and omissions liability policy	500
Civil responsibility policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500, which was confirmed in the second instance by the Illustrious Court of Appeals of Santiago. The intervening parties filed cassation appeals in form and substance before the Supreme Court against the sentence in second instance. On August 13, 2024 the Supreme Court ordered the hearing of the case, which is pending as of this date.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses:

(a)	At the end of the period, the summary of interest is as follows:

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Interest revenue	1,376,398	1,345,991	703,951	681,015
Interest expenses	(467,399)	(485,652)	(239,983)	(250,238)
Total net interest income	908,999	860,339	463,968	430,777

(b)	The composition of interest revenue is as follows:

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost:
Rights by resale agreements	3,250	2,634	1,702	1,260
Debt financial instruments	5,642	6,488	2,917	3,085
Loans to Banks	13,915	22,710	6,782	8,803
Commercial loans	605,002	618,741	307,917	310,534
Residential mortgage loans	240,502	222,787	121,683	113,241
Consumer Loans	417,905	410,516	212,579	206,693
Other financial instruments	18,984	23,906	9,890	13,055
Financial assets at fair value through other comprehensive income:
Debt financial instruments	87,891	54,000	46,486	30,299
Other financial instruments	—	—	—	—
Income of accounting hedges on interest rate risk	(16,693)	(15,791)	(6,005)	(5,955)
Total	1,376,398	1,345,991	703,951	681,015

(b.1)	At the end of the period, the stock of interest not recognized in income is as follows:

	June	June
	2026	2025
	MCh$	MCh$

Commercial loans	36,426	38,354
Residential mortgage loans	10,619	7,824
Consumer Loans	4,437	3,478
Total	51,482	49,656

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(c)	The composition of interest expenses is as follows:

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	606	489	230	222
Time deposits and saving accounts	289,277	321,653	147,422	165,150
Obligations by repurchase agreements	4,049	3,905	1,825	1,559
Borrowings from financial institutions	25,551	30,549	12,309	15,079
Debt financial instruments issued	154,658	135,092	79,348	68,522
Other financial obligations	—	—	—	—
Lease liabilities	910	1,113	446	549
Regulatory capital financial instruments	17,723	17,511	9,065	8,807
Income of accounting hedges of interest rate risk	(25,375)	(24,660)	(10,662)	(9,650)
Total	467,399	485,652	239,983	250,238

(d)	As of June 30, 2026 and 2025, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	For the six-month period ended June 30,						04.01.2026 to			04.01.2025 to
	2026			2025			06.30.2026			06.30.2025
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Gain from cash flow accounting hedges	13,946	41,926	55,872	54,968	83,333	138,301	9,658	19,987	29,645	50,906	61,324	112,230
Loss from cash flow accounting hedges	(30,639)	(16,551)	(47,190)	(70,759)	(58,673)	(129,432)	(15,663)	(9,325)	(24,988)	(56,861)	(51,674)	(108,535)
Net gain on hedge item adjustment	—	—	—	—	—	—	—	—	—	—	—	—
Total	(16,693)	25,375	8,682	(15,791)	24,660	8,869	(6,005)	10,662	4,657	(5,955)	9,650	3,695

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Inflation indexation revenue and expense:

(a)	At the end of the period, the summary of inflation indexation is as follows:

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Inflation indexation revenue	547,079	442,040	488,374	192,987
Inflation indexation expense	(305,034)	(238,462)	(272,448)	(105,518)
Total net inflation indexation income	242,045	203,578	215,926	87,469

(b)	The composition of Inflation indexation revenue is as follows

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost:
Rights by resale agreements	—	—	—	—
Debt financial instruments	4,093	10,201	3,666	2,547
Loans to Banks	—	—	—	—
Commercial loans	209,283	167,365	187,169	73,761
Residential mortgage loans	374,104	291,449	334,169	128,539
Consumer Loans	602	630	533	276
Other financial instruments	1,030	1,524	564	806
Financial assets at fair value through other comprehensive income:
Debt financial instruments	17,782	15,530	15,908	6,709
Other financial instruments	—	—	—	—
Income of accounting hedges on interest rate risk	(59,815)	(44,659)	(53,635)	(19,651)
Total	547,079	442,040	488,374	192,987

(b.1)	At the end of the period, the stock of inflation indexation not recognized in results is detailed as follows:

	June	June
	2026	2025
	MCh$	MCh$

Commercial loans	5,329	4,543
Residential mortgage loans	11,994	9,289
Consumer Loans	19	7
Total	17,342	13,839

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Inflation indexation revenue and expense, continued:

(c)	The composition of Inflation indexation expense is as follows:

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	11,073	11,506	9,605	4,811
Time deposits and saving accounts	38,202	37,426	34,085	16,590
Obligations by repurchase agreements	—	—	—	—
Borrowings from financial institutions	—	—	—	—
Debt financial instruments issued	226,375	166,191	202,450	73,908
Other financial obligations	—	—	—	—
Regulatory capital financial instruments	29,384	23,339	26,308	10,209
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—	—	—
Total	305,034	238,462	272,448	105,518

(d)	As of June 30, 2026 and 2025, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	For the six-month period ended June 30,						04.01.2026 to			04.01.2025 to
	2026			2025			06.30.2026			06.30.2025
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Gain from cash flow accounting hedges	1,189	—	1,189	1,691	—	1,691	—	—	—	—	—	—
Loss from cash flow accounting hedges	(61,004)	—	(61,004)	(46,350)	—	(46,350)	(53,635)	—	(53,635)	(19,651)	—	(19,651)
Net gain on hedge item adjustment	—	—	—	—	—	—	—	—	—	—	—	—
Total	(59,815)	—	(59,815)	(44,659)	—	(44,659)	(53,635)	—	(53,635)	(19,651)	—	(19,651)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Fee and commission income and expense:

The fee and commission income and expense that are shown in the Interim Consolidated Statement of Income for the period are as follows:

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Fee and commission income and services rendered
Commissions from debit and credit card services	144,014	126,684	73,453	62,508
Remuneration from administration of mutual funds, investment funds or others	87,679	82,297	45,202	42,501
Account management fees	39,292	36,869	19,877	19,072
Commissions from collections, recoveries and payments	34,825	36,643	17,401	17,973
Commissions from guarantees and letters of credit	21,028	21,210	10,692	10,939
Brand use agreement	17,102	15,987	8,786	8,255
Commissions from trading and securities management	15,902	11,504	7,746	5,915
Insurance not related to the granting of credits to natural persons	12,892	12,828	6,451	6,437
Commissions from credit prepayments	9,555	8,045	5,266	4,460
Use of distribution channel	9,466	10,052	4,930	5,116
Insurance related to the granting of credits to natural persons	4,805	4,189	2,376	2,200
Insurance not related to the granting of credits to legal entities	3,890	3,353	1,861	1,722
Commissions from lines of credit and overdrafts on current account	2,412	2,456	1,203	1,225
Financial advisory services	1,412	1,377	111	128
Insurance related to the granting of credits to legal entities	1,285	1,039	669	595
Commissions from factoring operations services	616	626	315	319
Loan commissions with letters of credit	3	12	1	6
Other commission earned	13,854	12,748	6,345	5,555
Total	420,032	387,919	212,685	194,926

Fee and commission expense and services received
Commissions from card transactions	(31,663)	(33,016)	(15,425)	(15,656)
Expenses due to obligations on loyalty programs and merits for cardholders	(20,681)	(16,164)	(10,558)	(10,075)
Interbank transactions	(10,825)	(13,368)	(5,648)	(6,794)
Commissions from securities transaction	(4,432)	(2,889)	(2,244)	(1,428)
Commissions from use of card brands license	(4,304)	(5,373)	(1,914)	(2,802)
Other fees for services related to the credit card system and payment cards with funds provision as a means of payment	(3,804)	—	(2,284)	—
Collections and payments	(1,836)	(2,029)	(950)	(1,001)
Other commissions from services received	(2,535)	(2,556)	(1,333)	(1,495)
Total	(80,080)	(75,395)	(40,356)	(39,251)

Total Net	339,952	312,524	172,329	155,675

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial Result:

(a)	The amount of net financial result shown in the Interim Consolidated Income Statement for the period corresponds to the following concepts:

	For the six-month period ended June 30		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	6.30.2025
	MCh$	MCh$	MCh$	MCh$
Financial result from:
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	2,206,287	983,909	955,646	561,432
Debt Financial Instruments	62,508	69,261	25,764	34,810
Other financial instruments	10,112	11,125	4,492	5,937

Financial liabilities held for trading at fair value through profit or loss:
Financial derivative contracts	(2,199,151)	(986,163)	(948,906)	(566,304)
Other financial instruments	(888)	(325)	(332)	(214)
Subtotal	78,868	77,807	36,664	35,661

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and time deposits and savings accounts	—	—	—	—
Debt instruments issued	—	—	—	—
Others	—	—	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	5	(1,702)	—	(1,702)
Financial assets at fair value through other comprehensive income	7,915	3,748	(85)	2,735
Financial liabilities at amortized cost	—	—	—	—
Regulatory capital financial instruments	—	—	—	—
Subtotal	7,920	2,046	(85)	1,033

Exchange, indexation and accounting hedging of foreign currency:
Gain (loss) from foreign currency exchange	1,657	108,378	39,273	30,385
Gain (loss) from indexation for exchange rate	2,716	(10,271)	(1,844)	(2,001)
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	36,137	(48,367)	(17,989)	3,873
Subtotal	40,510	49,740	19,440	32,257

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—
Lease liabilities	—	—	—	—
Regulatory capital financial instruments	—	—	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—	—	—

Total	127,298	129,593	56,019	68,951

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial Result, continued:

(b)	The detail of the income (expense) associated with the changes in allowances for credit losses on loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Loans to Banks	(9)	47	3	19
Commercial loans	(1,731)	5,190	567	1,928
Residential mortgage loans	—	—	—	—
Consumer loans	(89)	152	10	64
Contingent loans	(444)	1,153	155	434
Total	(2,273)	6,542	735	2,445

34.	Income from investments in other companies:

The income obtained from investments in companies detailed in Note 14 corresponds to the following:

		June	June
	Shareholder	2026	2025
		MCh$	MCh$

Income attributable to investments in other companies:
Associates
Centro de Compensación Automatizado S.A.	Banco de Chile	1,147	935
Redbanc S.A.	Banco de Chile	701	711
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	280	245
Administrador Financiero de Transantiago S.A.	Banco de Chile	201	208
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	108	116
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	19	84
Transbank S.A.	Banco de Chile	(2)	2,487
Subtotal Associates		2,454	4,786

Joint Ventures
Servipag Ltda.	Banco de Chile	(292)	621
Subtotal Joint Ventures		(292)	621
Subtotal		2,162	5,407

Minority Investments
Holding Bursátil Regional S.A.	Banchile Corredores de Bolsa	432	315
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	73	72
Bolsa Electrónica de Chile, Bolsa de Valores	Banchile Corredores de Bolsa	29	16
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa	3	1
Subtotal Minority Investments		537	404
Total Investments in other companies		2,699	5,811

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Income (expense) from non-current assets and disposal groups held for sale not admissible as discontinued operations:

The composition of the results of non-current assets and disposal groups not eligible as discontinued operations during the periods 2026 and 2025 is as follows:

	June	June
	2026	2025
	MCh$	MCh$

Net income from assets received in payment or awarded in judicial auction
Gain (loss) on sale of assets received in lieu of payment or awarded in judicial auction	8,278	7,628
Other income from assets received in lieu of payment or awarded in judicial auction	6	27
Provisions for adjustments to net realizable value of assets received in lieu of payment or awarded in judicial auction	(1,340)	(1,167)
Write-off of assets received in lieu of payment or awarded in judicial auction	(7,451)	(8,740)
Expenses to maintain assets received in lieu of payment or awarded in judicial auction	(995)	(664)
Non-current assets held for sale
Investments in other companies	—	—
Intangible assets	—	—
Property and equipment	4,863	2,508
Assets for recovery of assets transferred in financial lease operations	1,140	1,380
Other assets	—	—
Disposal groups held for sale	—	—
Total	4,501	972

36.	Other operating Income and Expenses:

a)	During the periods 2026 and 2025, the Bank and its subsidiaries record other operating income, detailed as follows:

	June	June
	2026	2025
	MCh$	MCh$

Indexation of tax refunds from previous years	26,390	11,110
Expense recovery	13,937	13,409
Income from investment property	3,664	3,493
Indexation of monthly tax provisional payments	878	582
Other income	548	369
Total	45,417	28,963

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other operating Income and Expenses, continued:

b)	During the periods 2026 and 2025, the Bank and its subsidiaries present other operating expenses, according to the following:

	June	June
	2026	2025
	MCh$	MCh$

Write-offs for operating risks	14,808	13,997
Provisions for lawsuits, litigation and contingencies	6,443	248
Expense in insurance premiums to cover operational risk events	3,108	3,104
Card administration	1,763	2,153
Expenses for financial lease loan operations	1,360	2,681
Legal expenses and lawsuits	1,017	973
Expenses for write-off of leased assets recoveries	587	219
Write-offs for commercial decisions	281	338
Life insurance	176	152
Appraisal expense	173	167
Renegotiated loan insurance premium	85	100
(Release) expense on provisions for operational risk	(104)	(518)
Provision for pending operations	(134)	458
Expense recovery from operational risk events	(6,923)	(6,710)
Other expenses	815	207
Total	23,455	17,569

37.	Personnel expenses:

The composition of the expense for employee benefit obligations during the periods 2026 and 2025 is as follows:

	June	June
	2026	2025
	MCh$	MCh$

Expenses for short-term employee benefits	266,938	262,342
Expenses for employee benefits due to termination of employment contract	8,643	12,076
Training expenses	2,071	1,653
Expenses for nursery and kindergarten	706	800
Other personnel expenses	3,390	3,567
Total	281,748	280,438

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Administrative expenses:

This item is composed as follows:

	June	June
	2026	2025
	MCh$	MCh$
General administrative expenses
Information technology and communications	86,441	78,056
Maintenance and repair of property and equipment	26,079	24,837
Surveillance and securities transport services	5,876	5,394
Office supplies	4,423	4,999
External financial information and fraud prevention service	4,321	4,550
External advisory services and professional services fees	3,939	4,942
Legal and notary expenses	3,905	3,152
Energy, heating and other utilities	3,383	3,371
Donations	2,304	1,480
Other expenses of obligations for lease contracts	2,155	1,971
External service of documentation custody	2,042	2,432
Expenses for short-term leases	2,035	2,198
Insurance premiums except to cover operational risk events	2,002	1,921
Postal box, mail, postage and home delivery services	1,945	2,006
Representation and travel expenses	1,648	1,573
Card embossing service	1,122	1,204
Fees for other technical reports	512	412
Fees for review and audit of the financial statements by the external auditor	498	458
Expenses for leases low value	217	271
Fines applied by other agencies	39	24
Title classification fees	31	17
Other general administrative expenses	10,394	10,434

Outsourced services
Technological developments expenses, certification and technology testing	10,010	10,836
Data processing	6,685	5,752
External credit evaluation service	1,691	3,017
External collection service	1,076	2,281
External human resources administration services and supply of external personnel	986	1,025
Sales service, marketing, distribution for products, quality control customer service	1,128	396
External cleaning service, cafeteria, custody of files and documents, storage of furniture and equipment	159	167
Other outsourced services	908	569

Board of Director’s expenses
Board of Directors’ remuneration	1,707	1,777
Other Board of directors’ expenses	—	24

Advertising	20,148	19,128

Taxes, contribution payments and other legal charges
Contribution to the banking regulator	7,706	7,236
Property taxes	2,961	3,783
Taxes other than income tax	1,555	1,475
Municipal patents	932	956
Other legal charges	37	46
Total	223,000	214,170

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Depreciation and Amortization:

The amounts corresponding to debits to profit or loss for depreciation and amortization during the periods 2026 and 2025, are detailed as follows:

	June	June
	2026	2025
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	22,130	20,143
Depreciation of property and equipment
Buildings and land	4,674	4,895
Other property and equipment	6,559	7,210
Depreciation and impairment of leased assets
Buildings and land	13,999	14,400
Other property and equipment	—	—
Depreciation for improvements in leased real estate as right-to-use lease assets	527	529
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	174	178
Amortization of other assets per activity income asset	—	—
Total	48,063	47,355

40.	Impairment of non-financial assets:

As of June 30, 2026 and 2025, the detail of the line item for impairment of non-financial assets is composed as follows:

	June	June
	2026	2025
	MCh$	MCh$

Impairment of intangible assets	—	—
Impairment of property and equipment	4	31
Impairment of assets from revenue from contracts with customers	329	2,409
Total	333	2,440

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense:

(a)	The composition is as follows:

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$

Expense of allowances established for credit risk	262,765	254,302	127,801	104,813
Expense (release) of special provisions for credit risk	52,497	(35,741)	54,370	6,881
Recovery of written-off loans	(33,664)	(33,676)	(16,158)	(16,956)
Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI	(2,340)	1,635	(933)	1,578
Total	279,258	186,520	165,080	96,316

(b)	Summary of the expense of allowances constituted for credit risk and expense for credit losses:

	Expense of allowances constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Performing Portfolio			Deductible guarantees
	Evaluation		Evaluation	Evaluation			Fogape
As of June 30, 2026	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Allowances established	—	—	—	—	—	—	—	—
Allowances released	(17)	—	—	—	—	(17)	—	(17)
Subtotal	(17)	—	—	—	—	(17)	—	(17)
Commercial loans
Allowances established	9,340	671	—	12,094	32,712	54,817	—	54,817
Allowances released	—	—	(1,237)	—	—	(1,237)	(54)	(1,291)
Subtotal	9,340	671	(1,237)	12,094	32,712	53,580	(54)	53,526
Residential mortgage loans
Allowances established	—	883	—	—	7,511	8,394	—	8,394
Allowances released	—	—	—	—	—	—	—	—
Subtotal	—	883	—	—	7,511	8,394	—	8,394
Consumer loans
Allowances established	—	—	—	—	206,583	206,583	—	206,583
Allowances released	—	(5,721)	—	—	—	(5,721)	—	(5,721)
Subtotal	—	(5,721)	—	—	206,583	200,862	—	200,862
Expense (release) of provisions for credit risk	9,323	(4,167)	(1,237)	12,094	246,806	262,819	(54)	262,765

Recovery of written-off loans
Loans to Banks								—
Commercial loans								(9,635)
Residential mortgage loans								(2,047)
Consumer loans								(21,982)
Subtotal								(33,664)
Loan credit loss expenses								229,101

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(b)	Summary of the expense of allowances constituted for credit risk and expense for credit losses, continued;

	Expense of allowances constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Performing Portfolio			Deductible guarantees
	Evaluation		Evaluation	Evaluation			Fogape
As of June 30, 2025	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Allowances established	—	—	—	—	—	—	—	—
Allowances released	(268)	—	—	—	—	(268)	—	(268)
Subtotal	(268)	—	—	—	—	(268)	—	(268)
Commercial loans
Allowances established	7,848	2,861	2,039	6,719	29,038	48,505	—	48,505
Allowances released	—	—	—	—	—	—	(606)	(606)
Subtotal	7,848	2,861	2,039	6,719	29,038	48,505	(606)	47,899
Residential mortgage loans
Allowances established	—	—	—	—	5,442	5,442	—	5,442
Allowances released	—	(232)	—	—	—	(232)	—	(232)
Subtotal	—	(232)	—	—	5,442	5,210	—	5,210
Consumer loans
Allowances established	—	46,415	—	—	155,046	201,461	—	201,461
Allowances released	—	—	—	—	—	—	—	—
Subtotal	—	46,415	—	—	155,046	201,461	—	201,461
Expense (release) of provisions for credit risk	7,580	49,044	2,039	6,719	189,526	254,908	(606)	254,302

Recovery of written-off credits
Loans to Banks								—
Commercial loans								(7,173)
Residential mortgage loans								(4,253)
Consumer loans								(22,250)
Subtotal								(33,676)
Loan credit loss expenses								220,626

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(c)	Summary of expense for special provisions for credit risk:

	For the six-month period ended June 30,		04.01.2026 to	04.01.2025 to
	2026	2025	06.30.2026	06.30.2025
	MCh$	MCh$	MCh$	MCh$
Expenses (release) of provisions for contingent loans:
Loans to Banks	—	—	—	—
Commercial loans	(3,106)	(782)	(1,122)	224
Consumer loans	882	28,749	794	511
Expenses from provisions for country risk for transactions with debtors with residence abroad	4,721	5,327	4,698	6,146
Expense of special provisions for loans abroad	—	—	—	—
Expenses of additional loan provisions:
Commercial loans	50,000	(69,035)	50,000	—
Residential mortgage loans	—	—	—	—
Consumer loans	—	—	—	—
Expense of other special provisions established for credit risk	52,497	(35,741)	54,370	6,881

42.	Income from discontinued operations:

As of June 30, 2026 and 2025, the Bank does not record income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those persons or legal entities who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

Accordingly, the Bank has considered as related parties those persons or legal entities who have a direct participation or through third parties on Bank ownership, where such ownership exceeds 5% of the shares, as well as persons who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. Companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent are considered related parties.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of June 30, 2026	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Parties	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	212,458	—	—	212,458
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	150	—	—	150
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	35,562	—	—	35,562
Derivative financial instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights by resale agreements	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	268,395	1,723	10,443	280,561
Residential mortgage loans	—	—	16,419	62,321	78,740
Consumer Loans	—	—	1,559	9,623	11,182
Allowances established – loans	—	(1,701)	(62)	(425)	(2,188)
Other assets	18	325,925	4	8	325,955
Contingent loans	—	117,491	3,652	17,325	138,468

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	205,403	—	—	205,403
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative financial instruments for hedging purposes	—	24,766	—	—	24,766
Financial liabilities at amortized cost:
Current accounts and other demand deposits	91	100,843	4,721	6,232	111,887
Time deposits and saving accounts	65,010	296,727	2,818	17,860	382,415
Obligations by repurchase agreements	—	102	—	—	102
Borrowings from financial institutions	—	165,679	—	—	165,679
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	6,544	—	—	6,544
Other liabilities	—	329,593	266	22	329,881

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2025	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Parties	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	231,036	—	—	231,036
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	20	—	—	20
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	33,856	—	—	33,856
Derivative financial instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights by resale agreements	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans		189,539	1,928	10,553	202,020
Residential mortgage loans	—	—	15,440	62,685	78,125
Consumer Loans	—	—	1,756	10,639	12,395
Allowances established – loans	—	(1,562)	(61)	(438)	(2,061)
Other assets	17	285,355	8	95	285,475
Contingent loans	—	167,862	3,401	16,776	188,039

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	303,280	—	—	303,280
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative financial instruments for hedging purposes	—	19,931	—	—	19,931
Financial liabilities at amortized cost:
Current accounts and other demand deposits	300	168,799	2,281	6,105	177,485
Time deposits and saving accounts	45,379	132,812	3,181	17,594	198,966
Obligations by repurchase agreements	—	750	—	—	750
Borrowings from financial institutions	—	137,114	—	—	137,114
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	7,036	—	—	7,036
Other liabilities	—	225,578	556	2	226,136

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of June 30, 2026	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	6,409	310	1,474	8,193
Inflation indexation revenue	—	1,656	499	2,072	4,227
Fee and commission income	88	44,926	34	41	45,089
Net Financial result	—	11,145	—	—	11,145
Other income	—	—	—	—	—
Total Income	88	64,136	843	3,587	68,654

Interest expense	1,227	2,797	92	397	4,513
Inflation indexation expense	—	—	—	—	—
Fee and commission expense	—	14,673	—	—	14,673
Expenses credit losses (gains)	—	92	(6)	66	152
Personnel expenses	—	59	25,938	50,560	76,557
Administrative expenses	—	5,506	1,753	1	7,260
Other expenses	—	2	8	17	27
Total Expenses	1,227	23,129	27,785	51,041	103,182

As of June 30, 2025	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	12,656	268	1,469	14,393
Inflation indexation revenue	—	1,557	367	1,498	3,422
Fee and commission income	86	46,610	30	24	46,750
Net Financial result	—	(36,744)	—	—	(36,744)
Other income	—	—	—	—	—
Total Income	86	24,079	665	2,991	27,821

Interest expense	3,406	2,514	84	439	6,443
Inflation indexation expense	—	—	—	—	—
Fee and commission expense	—	16,453	—	—	16,453
Expenses credit losses (gains)	—	456	30	129	615
Personnel expenses	—	52	23,495	47,986	71,533
Administrative expenses	—	4,474	1,846	28	6,348
Other expenses	—	—	—	6	6
Total Expenses	3,406	23,949	25,455	48,588	101,398

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Individual transactions in the period with related parties that are legal entities, which do not correspond to the usual operations of the line of business performed with customers in general and when such individual transactions consider a transfer of resources, services or obligations higher than UF 2,000 are detailed below.

As of June 30, 2026

	Nature of the	Transaction description			Transactions under equivalent conditions to those transactions		Effect on Profit or loss		Effect on the statement of Financial position
Company name	relationship with the Bank	Type of service	Term	Renewal conditions	conducted on an arm’s length basis	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$

Servipag Ltda.	Joint venture	Collection services	30 days	Contract	Yes	1,843	—	1,843	—	341
		IT project services	30 days	Contract	Yes	102	—	102	—	—
		IT support services	30 days	Contract	Yes	267	—	267	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,255	—	1,255	—	613
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	9,027	—	9,027	—	1,420
		IT services	30 days	Contract	Yes	238	—	238	—	—
		Servicio proyectos TI	30 days	Contract	Yes	92	—	92	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	554	—	554	—	27
		Custodial services	30 days	Contract	Yes	665	—	665	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	183	—	183	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	199	—	199	—	30
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	516	—	516	—	150
Canal 13	Other related parties	Advertising services	30 days	Contract	Yes	659	—	659	—	311
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	461	—	461	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	305	—	305	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	145	—	145	—	10
Bolsa Electrónica de Chile, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	99	—	99	—	7
Holding Bursátil Regional S.A.	Minority investments	Service of financial information	30 days	Contract	Yes	164	—	164	—	—
		IT support services	30 days	Contract	Yes	86	—	86	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	200	—	200	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	305	—	305	—	56
		Exchange commission	30 days	Contract	Yes	38,678	38,678	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	1,449	—	1,449	—	263
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	3,996	3,996	—	3,080	—
Plaza Oeste SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	70	—	70	—	545
		Common area expenses	30 days	Contract	Yes	193	—	193	—	—
Plaza del Trébol SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	90	—	90	—	251
		Common area expenses	30 days	Contract	Yes	94	—	94	—	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	59	—	59	—	289
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	59	—	59	—	109
Plaza La Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	131	—	131	—	270

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2025

	Nature of the	Transaction description			Transactions under equivalent conditions to those transactions		Effect on Profit or loss		Effect on the statement of Financial position
Company name	relationship with the Bank	Type of service	Term	Renewal conditions	conducted on an arm’s length basis	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Servipag Ltda.	Joint venture	Collection services	30 days	Contract	Yes	4,010	—	4,010	—	328
		IT support services	30 days	Contract	Yes	296	—	296	—	—
		Software development service	30 days	Contract	Yes	85	—	85	—	—
		IT project services	30 days	Contract	Yes	94	—	94	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	292	—	292	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	329	—	329	—	—
Universidad Del Desarrollo	Other related parties	Advertising services	30 days	Contract	Yes	336	—	336	—	336
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	2,257	—	2,257	—	570
		Advertising services	30 days	Contract	Yes	132	—	132	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	19,080	—	19,080	—	1,609
		IT project services	30 days	Contract	Yes	207	—	207	—	—
		IT services	30 days	Contract	Yes	190	—	190	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	764	—	764	—	22
		Custodial services	30 days	Contract	Yes	1,178	—	1,178	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	325	—	325	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	943	—	943	—	91
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	30 days	Contract	Yes	83	—	83	—	—
Fundación Teleton	Other related parties	Advertising services	30 days	Contract	Yes	577	—	577	—	268
		Donations	30 days	Contract	Yes	1,590	—	1,590	—	—
Canal 13	Other related parties	Advertising services	30 days	Contract	Yes	131	—	131	—	—
La Barra S.A.	Other related parties	Advertising services	30 days	Contract	Yes	96	—	96	—	—
Bolsa Electrónica de Chile, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	189	—	189	—	7
		Service of financial information	30 days	Contract	Yes	95	—	95	—	—
Citibank N.A. Reino Unido	Other related parties	Service of financial information	30 days	Contract	Yes	106	—	106	—	—
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	769	—	769	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	369	—	369	—	50
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	258	—	258	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	631	—	631	—	110
		Exchange commission	30 days	Contract	Yes	77,727	77,727	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	2,850	—	2,850	—	255
		Fraud prevention services	30 days	Contract	Yes	344	—	344	—	—
		Collection services	30 days	Contract	Yes	147	—	147	—	—
Artikos Chile S.A.	Other related parties	IT services	30 days	Contract	Yes	280	—	280	—	—
		IT support services	30 days	Contract	Yes	236	—	236	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	7,991	7,991	—	3,362	—
Desarrollos e Inversiones Internacionales SpA	Other related parties	Common area expenses	30 days	Contract	Yes	101	—	101	—	13
Plaza Oeste SPA	Other related parties	Common area expenses	30 days	Contract	Yes	167	—	167	—	50
		Financial lease agreements	30 days	Contract	Yes	250	—	250	—	592
Plaza del Trébol SPA	Other related parties	Common area expenses	30 days	Contract	Yes	106	—	106	—	127
		Financial lease agreements	30 days	Contract	Yes	256	—	256	—	19
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	193	—	193	—	335
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	133	—	133	—	32
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	133	—	133	—	—
Plaza La Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	257	—	257	—	385
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	148	—	148	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	June	June
	2026	2025
	MCh$	MCh$
Board of Directors:
Payment of remuneration and allowances of the Board of Directors - Bank and its subsidiaries	1,707	1,777
Other Board of Director’s expenses	—	24

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for short-term employee benefits	24,002	23,249
Payment for severance	1,936	246
Payment for post-employment benefits to employees	—	—
Payment for long-term employee benefits	—	—
Payment for employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	25,938	23,495
Total	27,645	25,296

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	June	June
	2026	2025
	No. Executives
Board of Directors:
Directors – Bank and its subsidiaries	15	17

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	6
Division / Area Managers – Bank	74	74
Division / Area Managers – Subsidiaries	33	38
Subtotal	113	119
Total	128	136

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Division Manager Management, Financial Control and Productivity. This function befalls to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, the Bank uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case.

The input parameters for the valuation of fixed income instruments and options correspond to rates, prices and volatility levels for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

In the case of the valuation of derivatives under a CSA (Credit Support Annex Discounting) agreement, the rates used to discount the flows correspond to the CSA Discounting methodology, where the discount factors used depend on the collateral agreement that exists with each counterparty.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Santiago Stock Exchange, Bloomberg, LVA and Risk America, etc.). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers four adjustments to the market value, calculated based on the market parameters, including a liquidity adjustment, a Bid/Offer adjustment, an adjustment for derivative credit risk (CVA and DVA), and an adjustment for the funding of the derivative cash flows (FVA). Likewise, for certain fixed income instruments held in investment portfolios measured at fair value through other comprehensive income or at amortized cost, the portion of the fair value adjustment explained by impairment due to counterparty credit risk is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the liquidity of each factor, the relative size of Bank with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument’s market rate. Finally, the FVA adjustment for derivatives corresponds to a value adjustment that reflects the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals, or this one is imperfect.

Note that there is also the concept of COLVA for derivatives, which is a valuation adjustment if a derivative is valued using parameters other than those used in the CSA Discounting methodology. The Bank uses CSA Discounting as the valuation methodology, COLVA is already part of the derivative’s Mark-to-Market (MTM), and no additional adjustment is required for this concept. However, the Bank measures COLVA for internal management purposes, relative to a SOFR Discounting scenario (scenario where all derivatives have USD SOFR collateral).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid/Offer adjustments are made for trading instruments and financial instruments at fair value through other comprehensive income. Adjustments for CVA/DVA/FVA/COLVA are made only for derivatives. Also, credit risk impairment is computed only for fixed income instruments measured at fair value through other comprehensive income measured at amortized cost.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by the Bank in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control those the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports daily Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

(vi)	Judgmental analysis and information to Management.

Cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of the Bank, a required level of approval is set in order to carry out transactions where market information is not available, or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instruments valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, Pesos-20, UF-02, UF-03, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Santiago Stock Exchange and correspond to the standard methodology used in the market.

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

The technique used for derivative valuation depends on whether the instrument is impacted by volatility as a relevant market factor. Accordingly, for options, the Black-Scholes-Merton formula is applied, as it incorporates volatility, whereas for other derivatives, such as forwards and swaps, the discounted cash flow method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

If there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds or the General Treasury of the Republic) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds or the General Treasury of the Republic) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds or the General Treasury of the Republic) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Financial Derivative contracts:
Forwards	—	—	344,720	377,810	—	—	344,720	377,810
Swaps	—	—	1,505,479	1,488,810	—	—	1,505,479	1,488,810
Call Options	—	—	2,298	332	—	—	2,298	332
Put Options	—	—	460	2,515	—	—	460	2,515
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,852,957	1,869,467	—	—	1,852,957	1,869,467
Debt Financial Instruments:
From the Chilean Government and Central Bank	488,646	289,581	2,237,300	2,508,748	—	—	2,725,946	2,798,329
Other debt financial instruments issued in Chile	—	—	123,328	263,104	20,790	14,250	144,118	277,354
Financial debt instruments issued Abroad	—	—	27,703	46,019	—	—	27,703	46,019
Subtotal	488,646	289,581	2,388,331	2,817,871	20,790	14,250	2,897,767	3,121,702
Others	429,705	402,259	—	—	—	—	429,705	402,259
Subtotal	918,351	691,840	4,241,288	4,687,338	20,790	14,250	5,180,429	5,393,428

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	678,779	604,907	1,502,299	569,399	—	—	2,181,078	1,174,306
Other debt financial instruments issued in Chile	—	—	2,190,646	2,285,253	66,124	53,673	2,256,770	2,338,926
Financial debt instruments issued Abroad	—	—	87,734	35,739	—	—	87,734	35,739
Subtotal	678,779	604,907	3,780,679	2,890,391	66,124	53,673	4,525,582	3,548,971

Financial Derivative contracts for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	27,342	29,714	—	—	27,342	29,714
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	27,342	29,714	—	—	27,342	29,714

Total	1,597,130	1,296,747	8,049,309	7,607,443	86,914	67,923	9,733,353	8,972,113

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss:
Financial Derivative contracts:
Forwards	—	—	329,156	456,184	—	—	329,156	456,184
Swaps	—	—	1,624,646	1,621,709	—	—	1,624,646	1,621,709
Call Options	—	—	1,558	870	—	—	1,558	870
Put Options	—	—	1,434	1,459	—	—	1,434	1,459
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,956,794	2,080,222	—	—	1,956,794	2,080,222
Others	—	—	1,334	512	—	—	1,334	512

Financial derivative contracts for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	337,539	297,817	—	—	337,539	297,817
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	337,539	297,817	—	—	337,539	297,817

Total	—	—	2,295,667	2,378,551	—	—	2,295,667	2,378,551

(1)	As of June 30, 2026, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	June 2026
	Balance as of January 1, 2026	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 30, 2026
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	14,250	—	—	10,376	(3,836)	—	—	20,790
Subtotal	14,250	—	—	10,376	(3,836)	—	—	20,790

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	53,673	(680)	719	—	—	12,412	—	66,124
Subtotal	53,673	(680)	719	—	—	12,412	—	66,124

Total	67,923	(680)	719	10,376	(3,836)	12,412	—	86,914

	December 2025
	Balance as of January 1, 2025	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	11,273	274	—	15,952	(5,698)	—	(7,551)	14,250
Subtotal	11,273	274	—	15,952	(5,698)	—	(7,551)	14,250

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	71,922	1,225	473	—	(44,801)	61,899	(37,045)	53,673
Subtotal	71,922	1,225	473	—	(44,801)	61,899	(37,045)	53,673

Total	83,195	1,499	473	15,952	(50,499)	61,899	(44,596)	67,923

(1)	Recorded in income under item “Net Financial Result”.
(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of June 30, 2026		As of December 31, 2025
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	20,790	(59)	14,250	(15)
Subtotal	20,790	(59)	14,250	(15)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	66,124	(1,697)	53,673	(1,652)
Subtotal	66,124	(1,697)	53,673	(1,652)
Total	86,914	(1,756)	67,923	(1,667)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid/offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Consolidated Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	June	December	June	December
	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	1,458,185	2,590,986	1,458,185	2,590,986
Transactions in the course of collection	378,716	414,419	378,716	414,419
Subtotal	1,836,901	3,005,405	1,836,901	3,005,405
Financial assets at amortized cost:
Rights by resale agreements	86,263	100,643	86,263	100,643
Debt financial instruments	455,308	460,937	432,946	435,196
Loans to Banks:
Domestic banks	199,928	—	199,928	—
Central Bank of Chile	450,000	—	450,000	—
Foreign banks	348,948	399,123	350,402	397,340
Subtotal	1,540,447	960,703	1,519,539	933,179
Loans to customers, net:
Commercial loans	20,110,603	19,137,460	19,896,508	18,835,985
Residential mortgage loans	14,134,985	13,874,507	14,452,216	13,957,541
Consumer loans	5,183,718	5,343,032	5,256,185	5,436,873
Subtotal	39,429,306	38,354,999	39,604,909	38,230,399
Total	42,806,654	42,321,107	42,961,349	42,168,983

Liabilities
Transactions in the course of payment	604,702	564,172	604,702	564,172
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,499,452	14,498,196	14,499,452	14,498,196
Time deposits and saving accounts	15,275,002	13,971,968	15,265,680	13,965,200
Obligations by repurchase agreements	140,590	286,915	140,590	286,915
Borrowings from financial institutions	1,195,069	1,296,751	1,179,962	1,278,009
Debt financial instruments issued:
Mortgage finance bonds for residential purposes	441	521	488	578
Mortgage finance bonds for general purposes	—	—	—	—
Bonds	11,112,410	10,800,330	10,924,609	10,725,466
Other financial obligations	366,387	367,323	366,387	367,323
Subtotal	42,589,351	41,222,004	42,377,168	41,121,687
Regulatory capital financial instruments:
Subordinate bonds	1,107,184	1,087,093	1,046,079	1,055,062
Total	44,301,237	42,873,269	44,027,949	42,740,921

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not measured at their fair value, as of June 30, 2026 and December 31, 2025:

	Level 1 Estimated fair value		Level 2 Estimated fair value		Level 3 Estimated fair value		Total Estimated fair value
	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,458,185	2,590,986	—	—	—	—	1,458,185	2,590,986
Transactions in the course of collection	378,716	414,419	—	—	—	—	378,716	414,419
Subtotal	1,836,901	3,005,405	—	—	—	—	1,836,901	3,005,405
Financial assets at amortized cost:
Rights by resale agreements	86,263	100,643	—	—	—	—	86,263	100,643
Debt financial instruments	432,946	435,196	—	—	—	—	432,946	435,196
Loans to Banks:
Domestic banks	199,928	—	—	—	—	—	199,928	—
Central Bank of Chile	450,000	—	—	—	—	—	450,000	—
Foreign banks	—	—	—	—	350,402	397,340	350,402	397,340
Subtotal	1,169,137	535,839	—	—	350,402	397,340	1,519,539	933,179
Loans to customers, net:
Commercial loans	—	—	—	—	19,896,508	18,835,985	19,896,508	18,835,985
Residential mortgage loans	—	—	—	—	14,452,216	13,957,541	14,452,216	13,957,541
Consumer loans	—	—	—	—	5,256,185	5,436,873	5,256,185	5,436,873
Subtotal	—	—	—	—	39,604,909	38,230,399	39,604,909	38,230,399
Total	3,006,038	3,541,244	—	—	39,955,311	38,627,739	42,961,349	42,168,983

Liabilities
Transactions in the course of payment	604,702	564,172	—	—	—	—	604,702	564,172
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,499,452	14,498,196	—	—	—	—	14,499,452	14,498,196
Time deposits and saving accounts	—	—	—	—	15,265,680	13,965,200	15,265,680	13,965,200
Obligations by repurchase agreements	140,590	286,915	—	—	—	—	140,590	286,915
Borrowings from financial institutions	—	—	—	—	1,179,962	1,278,009	1,179,962	1,278,009
Debt financial instruments issued:
Mortgage finance bonds for residential purposes	—	—	488	578	—	—	488	578
Mortgage finance bonds for general purposes	—	—	—	—	—	—	—	—
Bonds	—	—	10,924,609	10,725,466	—	—	10,924,609	10,725,466
Other financial obligations	—	—	—	—	366,387	367,323	366,387	367,323
Subtotal	14,640,042	14,785,111	10,925,097	10,726,044	16,812,029	15,610,532	42,377,168	41,121,687
Regulatory capital financial instruments:
Subordinate bonds	—	—	—	—	1,046,079	1,055,062	1,046,079	1,055,062
Total	15,244,744	15,349,283	10,925,097	10,726,044	17,858,108	16,665,594	44,027,949	42,740,921

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:		Liabilities:
-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Rights by resale agreements	-	Obligations by repurchase agreements
-	Loans to domestic banks (including the Central Bank of Chile)

●	Loans to Customers and Advances to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to General Treasury of the Republic bonds that are Benchmark, they are classified in Level 1.

●	Mortgage finance bonds and Bonds: To determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of June 30, 2026 and December 31, 2025. As these are for trading and financial instrument at fair value through other comprehensive income are included at their fair value:

	June 2026
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	1,458,185	—	—	—	1,458,185	—	—	—	—	1,458,185
Transactions in the course of collection	—	378,716	—	—	378,716	—	—	—	—	378,716
Financial assets held for trading at fair value through profit or loss:
Derivative contracts financial	—	168,562	122,108	244,859	535,529	424,141	524,911	368,376	1,317,428	1,852,957
Debt financial instruments	—	2,897,767	—	—	2,897,767	—	—	—	—	2,897,767
Others	—	429,705	—	—	429,705	—	—	—	—	429,705
Financial assets at fair value through other comprehensive income	—	222,619	425,178	2,151,695	2,799,492	741,103	205,436	779,551	1,726,090	4,525,582
Derivative contracts financial for hedging purposes	—	—	—	449	449	7,841	—	19,052	26,893	27,342
Financial assets at amortized cost:
Rights by resale agreements	—	67,346	17,802	1,115	86,263	—	—	—	—	86,263
Debt financial instruments (*)	—	—	—	—	—	134,632	320,748	—	455,380	455,380
Loans to Banks (**)	—	828,673	8,867	161,997	999,537	—	—	—	—	999,537
Loans to customers (**)	—	5,713,827	2,583,749	6,739,041	15,036,617	7,341,013	4,817,831	13,078,760	25,237,604	40,274,221
Total financial assets	1,458,185	10,707,215	3,157,704	9,299,156	24,622,260	8,648,730	5,868,926	14,245,739	28,763,395	53,385,655

	June 2026
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	604,702	—	—	604,702	—	—	—	—	604,702
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial	—	167,951	108,796	296,389	573,136	494,126	525,746	363,786	1,383,658	1,956,794
Others	—	1,013	321	—	1,334	—	—	—	—	1,334
Derivative contracts financial for hedging purposes	—	—	—	2,490	2,490	4,173	58,694	272,182	335,049	337,539
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,499,452	—	—	—	14,499,452	—	—	—	—	14,499,452
Time deposits and saving accounts (***)	—	8,948,934	3,189,162	2,641,219	14,779,315	47,274	965	749	48,988	14,828,303
Obligations by repurchase agreements	—	140,526	64	—	140,590	—	—	—	—	140,590
Borrowings from financial institutions	—	15,294	195,275	826,734	1,037,303	157,766	—	—	157,766	1,195,069
Debt financial instruments issued:	—
Mortgage finance bonds	—	9	25	29	63	81	70	227	378	441
Bonds	—	456,838	544,427	1,115,437	2,116,702	2,433,121	1,440,373	5,122,214	8,995,708	11,112,410
Other financial obligations	—	366,387	—	—	366,387	—	—	—	—	366,387
Lease liabilities	—	2,318	4,637	19,494	26,449	33,626	9,893	5,612	49,131	75,580
Regulatory capital financial instruments	—	2,359	—	101,278	103,637	11,706	6,430	985,411	1,003,547	1,107,184
Total financial liabilities	14,499,452	10,706,331	4,042,707	5,003,070	34,251,560	3,181,873	2,042,171	6,750,181	11,974,225	46,225,785

Mismatch	(13,041,267)	884	(885,003)	4,296,086	(9,629,300)	5,466,857	3,826,755	7,495,558	16,789,170	7,159,870

(*)	These balances are presented without deduction of impairment, which amount to Ch$72 million.
(**)	These balances are presented without deduction of their respective related allowances, which amount to Ch$844,915 million for loans to customers and Ch$661 million for borrowings from financial institutions.
(***)	Excludes term saving accounts, which amount to Ch$446,699 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2025
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	2,590,986	—	—	—	2,590,986	—	—	—	—	2,590,986
Transactions in the course of collection	—	414,419	—	—	414,419	—	—	—	—	414,419
Financial assets held for trading at fair value through profit or loss:
Derivative contracts financial	—	167,124	136,487	323,653	627,264	398,808	386,942	456,453	1,242,203	1,869,467
Debt financial instruments	—	3,121,702	—	—	3,121,702	—	—	—	—	3,121,702
Others	—	402,259	—	—	402,259	—	—	—	—	402,259
Financial assets at fair value through other comprehensive income	—	71,180	341,097	1,162,592	1,574,869	1,339,478	218,817	415,807	1,974,102	3,548,971
Derivative contracts financial for hedging purposes	—	—	—	—	—	9,670	—	20,044	29,714	29,714
Financial assets at amortized cost:
Rights by resale agreements	—	79,029	20,337	1,277	100,643	—	—	—	—	100,643
Debt financial instruments (*)	—	—	8,620	—	8,620	133,217	319,119	—	452,336	460,956
Loans to Banks (**)	—	186,241	8,838	204,713	399,792	—	—	—	—	399,792
Loans to customers (**)	—	5,567,445	2,215,757	7,141,898	14,925,100	7,033,442	4,612,946	12,620,482	24,266,870	39,191,970
Total financial assets	2,590,986	10,009,399	2,731,136	8,834,133	24,165,654	8,914,615	5,537,824	13,512,786	27,965,225	52,130,879

	December 2025
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	564,172	—	—	564,172	—	—	—	—	564,172
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial	—	206,193	136,315	350,100	692,608	546,890	381,826	458,898	1,387,614	2,080,222
Others	—	203	309	—	512	—	—	—	—	512
Derivative contracts financial for hedging purposes	—	—	—	—	—	4,363	53,287	240,167	297,817	297,817
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,498,196	—	—	—	14,498,196	—	—	—	—	14,498,196
Time deposits and saving accounts (***)	—	8,929,347	2,863,533	1,765,508	13,558,388	6,467	793	631	7,891	13,566,279
Obligations by repurchase agreements	—	286,915	—	—	286,915	—	—	—	—	286,915
Borrowings from financial institutions	—	64,758	322,064	773,675	1,160,497	136,254	—	—	136,254	1,296,751
Debt financial instruments issued:
Mortgage finance bonds	—	53	34	20	107	83	89	242	414	521
Bonds	—	85,903	412,740	1,120,727	1,619,370	2,516,201	1,715,429	4,949,330	9,180,960	10,800,330
Other financial obligations	—	367,323	—	—	367,323	—	—	—	—	367,323
Lease liabilities	—	2,217	4,435	16,917	23,569	32,855	10,827	7,092	50,774	74,343
Regulatory capital financial instruments	—	2,153	—	105,722	107,875	11,039	9,241	958,938	979,218	1,087,093
Total financial liabilities	14,498,196	10,509,237	3,739,430	4,132,669	32,879,532	3,254,152	2,171,492	6,615,298	12,040,942	44,920,474

Mismatch	(11,907,210)	(499,838)	(1,008,294)	4,701,464	(8,713,878)	5,660,463	3,366,332	6,897,488	15,924,283	7,210,405

(*)	These balances are presented without deduction of impairment, which amount to Ch$19 million.
(**)	These balances are presented without deduction of their respective related allowances, which amount to Ch$836,971 million for loans to customers and Ch$669 million for borrowings from financial institutions.
(***)	Excludes term saving accounts, which amount to Ch$405,689 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of June 30, 2026	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	24,625,758	23,191,566	196,026	4,318,482	—	22,310	112,460	5,772	22,290	19,969	25,374	52,540,007
Non-Financial assets	2,126,239	16,713	10,570	542,388	—	—	749	—	—	—	16	2,696,675
Total Assets	26,751,997	23,208,279	206,596	4,860,870	—	22,310	113,209	5,772	22,290	19,969	25,390	55,236,682

Liabilities
Financial liabilities	27,786,367	11,136,078	249	6,143,280	—	2,330	113,364	263,447	227,159	432	999,778	46,672,484
Non-Financial liabilities	2,283,886	279,634	1,755	278,621	—	8	2,667	30	13	3	114	2,846,731
Total Liabilities	30,070,253	11,415,712	2,004	6,421,901	—	2,338	116,031	263,477	227,172	435	999,892	49,519,215

Mismatch of Financial Assets and Liabilities (*)	(3,160,609)	12,055,488	195,777	(1,824,798)	—	19,980	(904)	(257,675)	(204,869)	19,537	(974,404)	5,867,523

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2025	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	24,174,985	22,931,512	187,136	3,762,611	—	18,278	148,857	4,009	13,147	29,502	23,183	51,293,220
Non-Financial assets	2,271,476	7,822	1,209	526,132	—	21	955	68	—	—	—	2,807,683
Total Assets	26,446,461	22,939,334	188,345	4,288,743	—	18,299	149,812	4,077	13,147	29,502	23,183	54,100,903

Liabilities
Financial liabilities	26,552,935	11,209,717	252	6,018,272	—	6,079	129,357	262,499	232,405	18,817	895,830	45,326,163
Non-Financial liabilities	2,392,309	303,470	1,687	274,452	—	5	2,573	571	12	3	123	2,975,205
Total Liabilities	28,945,244	11,513,187	1,939	6,292,724	—	6,084	131,930	263,070	232,417	18,820	895,953	48,301,368

Mismatch of Financial Assets and Liabilities (*)	(2,377,950)	11,721,795	186,884	(2,255,661)	—	12,199	19,500	(258,490)	(219,258)	10,685	(872,647)	5,967,057

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. The Overalll risk management takes into consideration the different business segments to whichthe Bank, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to perform the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed, and with strict adherence to compliance with the current regulatory framework.

For such purposes, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of such risks, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at all levels within the Organization, with a Corporate Governance structure that recognizes the significance of the different risk areas that exist.

The Bank’s Board of Directors as the maximum authority is responsible for establishing risk policies, the Risk Appetite Framework, and the guidelines for the measurement criteria and follow up of risks. Also, it approves the risk limits and contingency plans for each of the risks. Moreover, it approves the following policies: Credit risk policy, policy for complex products and services, operational risk policy, business continuation policy, outsourcing policy, investments in debt instruments policy, market risk policy and liquidity risk policy. Likewise, it approves the internal provision and credit risk stress testing models. Additional allowances Policy and pronounces annually on the adequacy of allowances. Additionally, it approves the capital management policy for the monitoring, control, administration and the management of the bank´s capital. Also, it confirms the strategies, functional structure and comprehensive management model of Operational Risk and guarantees the consistency of this model with the Bank’s strategy and proper implementation of the model within the organization. Accordingly, it has approved the risk management policy of the model together with the development framework, validates and follows up on the models. Furthermore, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. Management is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with that agreedby the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors at the defined instances.

The Bank’s Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed and becomes aware of the evolution of the different risk management areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee, Higher Committee on Operational Risk and Capital Management, in which the status of credit, market and operational risks and the Bank’s capital management are reviewed.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

In addition to the Board Committees, the Bank’s Management relies on various specialized committees, among which the Technical Committee for the Supervision and Development of Internal Models, the Model Risk Management Committee, and the Operational Risk Committee stand out. These committees address specific matters within the scope of risk management.

The following sections describe the different committees of Directors and Administration previously mentioned.

Risk management is carried out jointly by the Credit Risk Division and the Operational Risk and Global Control Division, which together form the risk corporate governance structure. These divisions are supported by highly experienced and specialized teams, as well as a robust regulatory framework, enabling optimal and effective management of matters within their respective areas of responsibility.

These divisions contribute to the effective governance of the Corporation’s principal risks, with the objective of optimizing the risk–return relationship, safeguarding business continuity, and strengthening a robust risk culture. This approach is implemented through the identification, assessment, and management of potential losses arising from counterparties’ failure to meet their obligations, exposure to changes in market risk factors, or the inadequacy or failure of processes, personnel, and/or internal systems, as well as from external events, thereby contributing comprehensively to sound capital management.

Likewise, these divisions continually manage risk knowledge from a comprehensive approach, in order to contribute to the business anticipating threats that may damage the solvency and quality of the portfolio, promoting a unified and cross-functional risk culture across the Corporation through training and permanent education.

Within the Credit Risk Division, the Bank’s risk functions are integrated as follows, ensuring, at the same time, the correct segregation of functions and independence:

-	Market Risk: Is responsible for developing the function of measuring, limiting, controlling and reporting market risk, along with defining valuation standards and managing the Bank’s assets and liabilities. Moreover, this management is responsible for taking care of the compliance of market risk management policies, liquidity management, investment in debt instruments approved by the board and to communicate promptly the status of market risks in detail accordingly.

-	Wholesale Credit Risk Admission: is responsible for managing, resolving and controlling the approval process of businesses related to the Wholesale segment portfolio, including specific sectors and products for this portfolio, ensuring coherence, compliance and consistency of policies. of credit risk both in the bank and in its subsidiaries.

-	Retail Admission, Regulations and Risk Transformation: Responsible for defining the credit risk management framework, both for reactive and proactive retail origination, within the defined regulatory scope and risk appetite established by the Bank. Also, the maintenance and implementation of all credit risk strategies associated with the automatic evaluation.

Manages the regulatory body, policies, standards and procedures of credit risk, adapting the established requirements and processes, for all segments transversally in the Bank. Likewise, it carries out reviews of the quality of the credit process applied to retail banks and the continuous training of executives.

-	Special Asset Management: is responsible for the collection of credits from all of the Bank’s customer segments, with differentiated management in accordance with institutional policies.

In addition, it is responsible for managing the sale of assets recovered by the Bank, coming from credit recovery processes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

-	Risk Management Monitoring, Reporting and Control: is responsible for managing and reporting credit risk, especially through monitoring the main portfolio indicators and in-depth analysis of situations and scenarios of special attention, timely detecting problems that may affect certain products, debtors or sectors, with the aim of minimizing the risk assumed and anticipating situations that could lead to credit losses. In addition, it monitors model performance and reports the results to the appropriate governance bodies.

Likewise, it provides information to the different government bodies and areas involved in the decision-making process and contributes to providing effective governance to the Corporate Credit Risk Division projects, ensuring regulatory compliance and the correct execution of the projects. Themselves, as well as being responsible for the management control of the Corporate Risk Division.

-	Risk Models: is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the functional specifications and the most appropriate statistical techniques for the development of the required models. These models are immersed in the measurement and management of model risk carried out by the Model Risk and Internal Control Management, and presented to the corresponding government bodies, such as the Technical Committee for the Supervision of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

Additionally, this Area is responsible for managing the process of calculating provisions for credit risk, ensuring the correct execution of the processes and analysis of the results obtained.

The Operational Risk and Global Control Division is responsible for the areas of Operational Risk, Business Continuity, Model Risk, Internal Control, and Technology Risk. It is charged with managing and overseeing the implementation of policies, standards, and procedures related to each of these areas across the Bank and its Subsidiaries. To fulfill these responsibilities, the Division maintains a specialized organizational structure composed of various units dedicated to the different risk areas under its oversight. Within this framework, the Operational Risk Management Department is responsible for ensuring the effective identification and management of operational risks, fostering a risk-aware culture focused on preventing financial losses, continuously improving process quality, and strengthening the Bank’s enterprise-wide risk management framework. These efforts are aligned with Basel III regulatory requirements and the Bank’s strategic business objectives.

Likewise, the Business Continuity Management is responsible for the management, control, and administration of recovery strategies in contingency situations. In addition, it ensures the Bank’s operational resilience by maintaining the crisis-management governance model, guaranteeing the continuity of critical services and operations, particularly those related to critical payment products and services. This model is strengthened through a comprehensive resilience framework that includes ongoing training programs, plan updates, and controlled testing to validate the effectiveness of the strategies against disruptive events that may impact the Bank, thereby reinforcing its capacity to respond safely and efficiently. Additionally, the structure includes the role and responsibilities of the Information Security Officer (ISO), who operates independently from the Cybersecurity Division. The ISO’s function is to design and implement controls by monitoring the activities carried out by the organizational units responsible for information security, cybersecurity, and technology risk within the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Also within its structure is the Model Risk and Internal Control, which is responsible for managing risks associated with models and processes. To carry out these responsibilities, it relies on model validation, model risk management, and internal control functions. In this capacity, it performs independent reviews of models, assessing data quality, modeling techniques, compliance with regulatory requirements, their integration within the organization, and the adequacy of supporting documentation. In addition, it monitors each stage of the model lifecycle within its scope, with the ultimate objective of establishing mechanisms that enable the measurement and management of the level of model risk to which the Bank is exposed.

Furthermore, it is responsible for conducting an independent assessment of the internal control environment. To this end, it employs procedures based on the COSO 2013 Framework (Committee of Sponsoring Organizations of the Treadway Commission), which comprises five components: control environment, risk assessment, control activities, information and communication, and monitoring activities. These efforts support compliance with both local and international regulatory requirements, including the updated compilation of regulations issued by the Financial Market Commission (CMF) and Section 404 of the Sarbanes-Oxley Act, respectively.

With respect to Technology Risk, the Operational Risk and Global Control Division is responsible for managing technology risk, information security risk, and cybersecurity risk, taking into consideration the threats, vulnerabilities, and scenarios that could compromise the Bank’s services and processes. This responsibility is carried out through the identification, assessment, monitoring, and reporting of risk exposures, including the estimation of the likelihood and potential impact of risk events. These activities strengthen the internal control framework, promote the implementation of risk treatment measures, and contribute to operational resilience, regulatory compliance, and the protection of information with respect to its confidentiality, integrity, and availability across the various areas of work.

Additionally, the Bank has the Cybersecurity Division, which is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, with one of its main focuses being to protect internal information, of its clients and collaborators.

This Division consists of the Governance and Identity Management, the Cyber Defense Management and the Threat and Cybersecurity Management. The Cybersecurity Management and Subsidiaries Control Department is also part of the division, as a control unit. Section 5 of this Note describes the responsibilities of the indicated Managements.

Committees of Directors and Bank Administration

(i) Finance, International and Financial Risk Committee

In general terms, the objectives of this committee are to monitor and continuously review the liquidity status and trends in the most important financial positions, as well as the associated results, and the price and liquidity risks that will be generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent due review in the Capital Management Committee and approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank’s subsidiaries are consistent with those of the Bank, and that these are reflected in its own policies and procedures.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(ii) Credit Committees

The credit approval process is performed mainly through several credit committees, which are composed of qualified professionals and with the sufficient powers to make the decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks, and the Credit Risk Division participates independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts be approved and have different meeting periodicities.

Within the Bank´s risk management structure, the maximum approval instance is the Director´s Credit Committee. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank’s internal regulations require approval from this Committee, except for any special powers delegated by the Board of Directors to Management.

(iii) Portfolio Risk Committee

Among other duties, the Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio allowances for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by the board of directors. This committee also reviews and confirms the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously conducted by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv) Collection Committee

The purpose of the Collection Committee is fundamentally to ensure the ongoing and proper monitoring of credit collection activities. In particular, it focuses on reviewing the results and evolution of the amounts assigned to collection across the different delinquency stages of each product, as well as the productivity and recovery performance of the various banking segments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(v) Senior Operational Risk Committee

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank’s transactions, to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This Committee has functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank’s comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries; review and approve the comprehensive risk measurement regarding Operational Risk. It approves the bank’s operational risk appetite framework; ensures compliance with the current regulatory framework, in matters that are limited to Operational Risk; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures accordingly; ensure the long-term solvency of the Organization (business continuity plans, information security and cybersecurity, controls, among others), avoiding risk factors that may jeopardize the continuity of the Bank. To decide about new products and services, and to verify the consistency of the operational risk management policies, business continuation, information security and cyber security across the bank’s subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, sanction the selection of the model to perform stress tests and scenario selection methodologies and evaluate the results, among others.

(vi) Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank’s capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF’s principles are respected, and the bank’s medium-term sustainability.

(vii) Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction and follow up of credit risk models for both regulatory and internal purposes; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final confirmation; for regulatory models, this Committee is limited to its review, leaving approval to the Portfolio Risk Committee and subsequently to the Board of Directors. It is also responsible for ensuring compliance with the model monitoring guidelines, which are also approved by the board of directors.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(viii) Model Risk Management Committee

Its main function is to establish and oversee the institution-wide model risk management framework. Among other responsibilities, this committee reviews and discusses the identification and assessment of model risks based on aggregated results, provides guidelines and verifies the consistency of policies with subsidiaries, ensures the updating of the institutional inventory of models and methodologies, reviews the status of observations and action plans, and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(ix) Operational Risk Committee

The Committee is empowered to implement the necessary changes in the processes, controls, and IT systems that support the operations of Banco de Chile, with the aim of mitigating operational risks and ensuring that the several areas properly manage and control these risks. Among the Committee’s main functions are developing a Comprehensive Operational Risk Management Model, explicitly including Information Security, Business Continuity, and Suppliers; overseeing the implementation and/or updating of the regulatory framework related to policies and statutes, development plans, and initiatives of the model, as well as its dissemination throughout the organization. Promote a culture of operational risk management at all levels of the Bank. Review the results of comprehensive risk assessments in operational risk; reviewing the Operational Risk Appetite Framework. Ensure compliance with the current regulatory framework related to operational risk. Review the Bank’s exposure to operational risk and identifying the main operational risks to which it is exposed; becoming aware of major frauds, incidents, operational events, their root causes, impacts, and corrective actions, as well as operational risk assessments; proposing, agreeing on, and/or prioritizing strategies to mitigate major operational risks; ensuring the long-term solvency of the organization (including business continuity plans, information security, controls, among others), avoiding risk factors that could jeopardize the Bank’s continuity; ensuring that Operational Risk policies are aligned with the Bank’s objectives and strategies; reaching consensus on the development of new products and services; Becoming aware of the level of risk to which the Bank is exposed in its outsourced services, among other responsibilities.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with Management and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(c)	Measurement Methodology

Regarding Credit Risk, loan loss provision and write offs are the fundamental metrics of the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing its risks The Bank has a set of guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the Bank’s effective equity self-assessment process. The Board of Directors approves these guidelines, and the models developed.

For the purposes of covering losses in the event of customers payment default, the Bank determines the level of allowances that must be established based on the following:

-	Individual evaluation: mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, to establish the allowances in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

-	Group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of allowances necessary to cover the portfolio risk; for commercial, consumer and mortgage portfolios, these results are compared with the standard models provided by the regulator, with the resulting allowance being the largest between both methods. The consistency analysis of the models is conducted through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow the comparison of the actual losses to expected losses.

To validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the adequacy of allowances for the total loan portfolio, verifying that the allowances established are adequate to cover the losses that could arise from credit operations granted. The result of this analysis is presented to the Board of Directors, which provides its view on the adequacy of the allowances in each year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Banco de Chile establishes additional allowances with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional allowances to be or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

During May 2026, the Bank established additional loan loss allowances, taking into consideration various forward-looking analyses, economic cycle expectations, and local macroeconomic projections, as the key factors.

The monitoring and control of risks are performed mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the industries selected.

The Bank develops its capital planning process on a comprehensive basis with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with that required by the regulator, Risk-Weighted Assets and stress tests are obtained in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, that allows the Bank to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of its business. For such purpose, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of such Framework allowing it to constantly monitor the performance of different indicators and implement timely corrective actions, in the cases those are needed. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to inability or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation, and an appropriate balance of the risks assumed, through permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. It establishes the risk management framework for the different business segments it serves, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional, and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical and real estate developments that can generate an environmental impact.

The Bank has the development of climate change risk heat maps, addressing both Physical Risks at the level of the country’s geographic zones and Transition Risks at the level of economic sectors. Likewise, within the framework of the regulatory provisions set forth in General rule NCG 519, the Bank is making progress across various areas in preparation for its forthcoming entry into force.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments to which services are provided, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Accordingly, the Bank needs to analyze the generation of flows and solvency of the customer to meet its payment commitments and, when the characteristics of the operation merit it, must constitute adequate guarantees must be constituted that allow mitigating the risk assumed with the customer.

2.	Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential indications of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3.	Develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be performed in accordance with the different types of customers and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in the organization of teams, tools and availability of information that allow the Bank to have optimal credit risk management.

Based on these management principles, the Credit Risk Division contributes to the business and anticipates threats that may affect the solvency and quality of the portfolio, delivering timely responses to customers, maintaining the solid foundations that characterize the Bank’s portfolio in its different segments. and products.

The credit risk management process consists of the stages of Admission, Monitoring and Recovery or Collection for the retail and wholesale business segments to which the Bank provides services.

(a)	Admission:

In the retail segments, admission management performed mainly through a risk evaluation that uses scoring tools and credit attribution to approve each transaction. These evaluations, for natural persons without a business line and clients in the SME segment, take into consideration the level of indebtedness, the payment capacity and the maximum acceptable exposure for the customer, through information on payment behavior, indebtedness in the financial system and business and financial information, as applicable.

Additionally, the bank has proactive admission processes for a diverse portfolio of customers. These consist of mass evaluation of customers through statistical models of eligibility and payment capacity, generating credit offers aligned with the strategies defined. This results in having preapproved loan offers available through multiple channels taking into consideration the business plan and the relation between risk and return.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Also, for the Wholesale segments, the management of admission is conducted through an individual analysis of the customers, also the relationship with the rest of the entities, if applicable. This analysis takes into consideration among other factors the capacity to generate cash, the financial position with an emphasis on the equity solvency, the levels of exposure, variables of the industry, evaluation of the shareholders and the management, the specific aspects of the operations like the structure and term of the financing, products and guarantees. The aforementioned evaluation is supported by a rating model allows higher uniformity in the analysis of the customer and its group.

There are also specialized areas of segments that by their nature need the knowledge of an expert, such as real estate, construction, agriculture, finance, international, among others. These experts support the preparation of the transactions having certain tools designed to meet the needs of the specific characteristics of the businesses and their related risks.

(b)	Follow Up:

From granting a loan until its full extinction, it is necessary to have a follow up of the behavior and financial position of the debtor with an emphasis on its payment capacity, as the situation of the customer and associated risk change over time. Portfolio monitoring allows the bank to act proactively if indications of overall impairment are noted or if the debtor’s ability to meet its obligations is affected.

In the follow up function, methodologies and tools for the different segments in which the bank operates, have been developed, which allow a proper management of its credit portfolio.

In the retail segments, the control and follow up concentrate on monitoring the main indicators of the portfolio and analysis of the groups, reported in the management reports, generating significant information for the decision making process in different instances defined. In addition, special follow ups are generated according to the significant events in the environment.

In the wholesale segments, a permanent follow up is performed through management tools at individual level taking into consideration the business segments, and economic sectors. Through this process the alarms are generated that guarantee the proper and timely recognition of the risk in the individual portfolio. The specific and the special conditions established in the admission stage are monitored, including financial covenants, coverage of certain guarantees and conditions imposed at the time of the approval.

Additionally, in the Admission area, simultaneous follow up tasks are perform that allow the Bank to monitor the evolution of the transactions from the beginning until recovery, with the purpose of making sure that the portfolio´s risks are properly and timely, and proactively managing the cases posing higher risks.

(c)	Recovery or collection:

The Bank has specific regulations related to customer collection and normalization, which ensure the quality of the portfolio in accordance with credit policies, and the desired risk appetite framework and strict adherence to the current regulatory framework. Through collection management, customers with temporary cash flow problems are favored, debt normalization plans are proposed for viable customers, so that it is possible to maintain the relationship in the long term once their situation is regularized. The recovery of assets at risk is maximized and the necessary collection actions are conducted, in a timely manner, to ensure the recovery of debts or reduce the potential loss.

In the retail segments, the Bank defines refinancing criteria through the establishment of predefined renegotiation guidelines to resolve the debt issues of viable customers with payment intentions, maintaining an adequate risk-return ratio, along with the incorporation of robust tools for differentiated collection management.

In the wholesale segments, when detecting customers that show indications of impairment or default of any type or condition, the commercial area to which the client belongs, together with the Credit Risk Division, establish action plans for their regularization. For cases of higher complexity where specialized management is required, the Special Asset Management, area is directly in charge of collection management, establishing action plans and negotiations based on the characteristics of each customer.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(d)	Portfolio Concentration:

The maximum exposure to credit risk, by customer or counterparty, without taking into account guarantees or other credit enhancements as of June 30, 2026 and December 31, 2025, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of June 30, 2026:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and deposits in banks	985,549	375,096	21,304	9	76,227	1,458,185

Financial assets held for trading at fair value through profit or loss:

Derivative contracts financial
Forwards (*)	209,632	—	94,648	—	40,440	344,720
Swaps (**)	672,419	46,095	671,263	—	115,702	1,505,479
Call Options	2,298	—	—	—	—	2,298
Put Options	460	—	—	—	—	460
Futures	—	—	—	—	—	—
Subtotal	884,809	46,095	765,911	—	156,142	1,852,957

Debt Financial Instruments
From the Chilean Government and Central Bank	2,725,946	—	—	—	—	2,725,946
Other debt financial instruments issued in Chile	144,118	—	—	—	—	144,118
Financial debt instruments issued Abroad	—	27,703	—	—	—	27,703
Subtotal	2,870,064	27,703	—	—	—	2,897,767

Other Financial Instruments
Investments in mutual funds	425,352	—	—	—	—	425,352
Equity instruments	2,573	—	—	—	—	2,573
Others	991	789	—	—	—	1,780
Subtotal	428,916	789	—	—	—	429,705

Financial Assets at fair value through other comprehensive income:

Debt Financial Instruments
From the Chilean Government and Central Bank	2,181,078	—	—	—	—	2,181,078
Other debt financial instruments issued in Chile	2,256,770	—	—	—	—	2,256,770
Financial debt instruments issued Abroad	—	87,734	—	—	—	87,734
Subtotal	4,437,848	87,734	—	—	—	4,525,582

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	6,906	19,985	—	451	27,342
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	6,906	19,985	—	451	27,342

Financial assets at amortized cost:
Rights by resale agreements	86,263	—	—	—	—	86,263

Debt Financial Instruments
From the Chilean Government and Central Bank	455,380	—	—	—	—	455,380
Subtotal	455,380	—	—	—	—	455,380

Loans to Banks
Central Bank of Chile	450,000	—	—	—	—	450,000
Domestic banks	200,000	—	—	—	—	200,000
Foreign Banks (***)	—	—	—	161,997	187,540	349,537
Subtotal	650,000	—	—	161,997	187,540	999,537

Loans to Customers
Commercial loans	20,486,866	—	—	—	2,584	20,489,450
Residential mortgage loans	14,179,918	—	—	—	—	14,179,918
Consumer loans	5,604,853	—	—	—	—	5,604,853
Subtotal	40,271,637	—	—	—	2,584	40,274,221

(*)	Others includes: France of Ch$28,239 million, Switzerland of Ch$2,848 million, Spain of Ch$9,176 million and Belgium of Ch$177 million.
(**)	Others includes: France of Ch$47,753 million, Spain of Ch$18,725 million and Canada of Ch$49,224 million.
(***)	Others includes: China of Ch$46,858 million, South Korea of Ch$56,279 million, Switzerland of Ch$35,279, Singapore of Ch$13,109 million, India of Ch$35,846 million and Hong Kong of Ch$169 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	144,271	—	—	1,313,914	—	—	—	—	—	—	—	—	—	—	1,458,185

Financial Assets held for trading at fair value through profit or loss:
Derivative contracts Financial
Forwards	—	—	—	321,165	3,129	2,556	322	45	1,216	—	2,142	334	13,811	—	344,720
Swaps	—	—	—	1,430,834	1,046	2,807	—	15,521	2,100	—	31,116	2,271	19,784	—	1,505,479
Call Options	—	—	—	375	399	763	—	—	405	—	114	—	242	—	2,298
Put Options	—	—	—	27	389	15	—	—	—	—	—	—	29	—	460
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	1,752,401	4,963	6,141	322	15,566	3,721	—	33,372	2,605	33,866	—	1,852,957

Debt Financial Instruments
From the Chilean Government and Central Bank	2,051,763	674,183	—	—	—	—	—	—	—	—	—	—	—	—	2,725,946
Other debt financial instruments issued in Chile	—	—	—	144,118	—	—	—	—	—	—	—	—	—	—	144,118
Financial debt instruments issued Abroad	—	27,703	—	—	—	—	—	—	—	—	—	—	—	—	27,703
Subtotal	2,051,763	701,886	—	144,118	—	—	—	—	—	—	—	—	—	—	2,897,767

Other Financial Instruments
Investments in mutual funds	—	—	—	425,352	—	—	—	—	—	—	—	—	—	—	425,352
Equity instruments	—	—	—	2,573	—	—	—	—	—	—	—	—	—	—	2,573
Others	—	—	—	1,780	—	—	—	—	—	—	—	—	—	—	1,780
Subtotal	—	—	—	429,705	—	—	—	—	—	—	—	—	—	—	429,705

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	2,181,078	—	—	—	—	—	—	—	—	—	—	—	—	2,181,078
Other debt financial instruments issued in Chile	—	—	—	2,165,367	—	—	—	12,061	—	—	—	—	79,342	—	2,256,770
Financial debt instruments issued Abroad	—	—	—	87,734	—	—	—	—	—	—	—	—	—	—	87,734
Subtotal	—	2,181,078	—	2,253,101	—	—	—	12,061	—	—	—	—	79,342	—	4,525,582

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	27,342	—	—	—	—	—	—	—	—	—	—	27,342
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	27,342	—	—	—	—	—	—	—	—	—	—	27,342

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	82,608	—	—	—	—	—	—	—	—	3,655	—	86,263

Debt financial instruments
From the Chilean Government and Central Bank	—	455,380	—	—	—	—	—	—	—	—	—	—	—	—	455,380
Subtotal	—	455,380	—	—	—	—	—	—	—	—	—	—	—	—	455,380

Loans to Banks
Central Bank of Chile	450,000	—	—	—	—	—	—	—	—	—	—	—	—	—	450,000
Domestic banks	—	—	—	200,000	—	—	—	—	—	—	—	—	—	—	200,000
Foreign banks	—	—	—	349,537	—	—	—	—	—	—	—	—	—	—	349,537
Subtotal	450,000	—	—	549,537	—	—	—	—	—	—	—	—	—	—	999,537

(*)	Economic activity of Loans to customers disclosed in Note 13 letter (g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2025:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and deposits in banks	2,256,651	279,035	7,971	8	47,321	2,590,986

Financial assets held for trading at fair value through profit or loss:

Derivative contracts financial
Forwards (*)	219,698	9,347	73,114	—	75,651	377,810
Swaps (**)	683,270	118,530	575,343	—	111,667	1,488,810
Call Options	332	—	—	—	—	332
Put Options	2,515	—	—	—	—	2,515
Futures	—	—	—	—	—	—
Subtotal	905,815	127,877	648,457	—	187,318	1,869,467

Debt Financial Instruments
From the Chilean Government and Central Bank	2,798,329	—	—	—	—	2,798,329
Other debt financial instruments issued in Chile	277,354	—	—	—	—	277,354
Financial debt instruments issued Abroad	—	46,019	—	—	—	46,019
Subtotal	3,075,683	46,019	—	—	—	3,121,702

Other Financial Instruments
Investments in mutual funds	400,222	—	—	—	—	400,222
Equity instruments	619	—	—	—	—	619
Others	616	802	—	—	—	1,418
Subtotal	401,457	802	—	—	—	402,259

Financial Assets at fair value through other comprehensive income:

Debt Financial Instruments
From the Chilean Government and Central Bank	1,174,306	—	—	—	—	1,174,306
Other debt financial instruments issued in Chile	2,338,926	—	—	—	—	2,338,926
Financial debt instruments issued Abroad	—	35,739	—	—	—	35,739
Subtotal	3,513,232	35,739	—	—	—	3,548,971

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	7,130	22,584	—	—	29,714
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	7,130	22,584	—	—	29,714

Financial assets at amortized cost:
Rights by resale agreements	100,643	—	—	—	—	100,643

Debt Financial Instruments
From the Chilean Government and Central Bank	460,956	—	—	—	—	460,956
Subtotal	460,956	—	—	—	—	460,956

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	—	—	—	—	—	—
Foreign Banks (***)	—	5,024	—	204,397	190,371	399,792
Subtotal	—	5,024	—	204,397	190,371	399,792

Loans to customers
Commercial loans	19,469,504	—	—	—	39,851	19,509,355
Residential mortgage loans	13,916,618	—	—	—	—	13,916,618
Consumer loans	5,765,997	—	—	—	—	5,765,997
Subtotal	39,152,119	—	—	—	39,851	39,191,970

(*)	Others includes: France of Ch$70,734 million, Switzerland of Ch$4,917million.
(**)	Others includes: France of Ch$38,116 million, Spain of Ch$26,711 million and Canada of Ch$46,840 million.
(***)	Others includes: China of Ch$122,586 million, South Korea of Ch$6,794, Peru of Ch$473 million, Netherlands of Ch$36,303 million, Singapore of Ch$21,658 million and India of Ch$2,557 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	1,347,525	—	—	1,243,461	—	—	—	—	—	—	—	—	—	—	2,590,986

Financial Assets held for trading at fair value through profit or loss:
Derivative contracts Financial
Forwards	—	—	—	336,264	13,248	6,864	1,297	586	1,437	—	8,506	5,667	3,941	—	377,810
Swaps	—	—	8	1,412,893	2,596	3,106	—	17,419	4,405	33	34,024	2,654	11,672	—	1,488,810
Call Options	—	—	—	58	204	13	—	—	57	—	—	—	—	—	332
Put Options	—	—	—	425	1,866	199	—	—	—	16	—	8	1	—	2,515
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	8	1,749,640	17,914	10,182	1,297	18,005	5,899	49	42,530	8,329	15,614	—	1,869,467

Debt Financial Instruments
From the Chilean Government and Central Bank	2,388,127	410,202	—	—	—	—	—	—	—	—	—	—	—	—	2,798,329
Other debt financial instruments issued in Chile	—	—	—	277,354	—	—	—	—	—	—	—	—	—	—	277,354
Financial debt instruments issued Abroad	—	46,019	—	—	—	—	—	—	—	—	—	—	—	—	46,019
Subtotal	2,388,127	456,221	—	277,354	—	—	—	—	—	—	—	—	—	—	3,121,702

Other Financial Instruments
Investments in mutual funds	—	—	—	400,222	—	—	—	—	—	—	—	—	—	—	400,222
Equity instruments	—	—	—	619	—	—	—	—	—	—	—	—	—	—	619
Others	—	—	—	1,418	—	—	—	—	—	—	—	—	—	—	1,418
Subtotal	—	—	—	402,259	—	—	—	—	—	—	—	—	—	—	402,259

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	1,174,306	—	—	—	—	—	—	—	—	—	—	—	—	1,174,306
Other debt financial instruments issued in Chile	—	—	—	2,254,319	6,658	—	—	11,727	38,011	—	—	—	28,211	—	2,338,926
Financial debt instruments issued Abroad	—	—	—	35,739	—	—	—	—	—	—	—	—	—	—	35,739
Subtotal	—	1,174,306	—	2,290,058	6,658	—	—	11,727	38,011	—	—	—	28,211	—	3,548,971

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	29,714	—	—	—	—	—	—	—	—	—	—	29,714
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	29,714	—	—	—	—	—	—	—	—	—	—	29,714

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	98,266	—	—	—	—	—	—	—	—	2,377	—	100,643

Debt financial instruments
From the Chilean Government and Central Bank	—	460,956	—	—	—	—	—	—	—	—	—	—	—	—	460,956
Subtotal	—	460,956	—	—	—	—	—	—	—	—	—	—	—	—	460,956

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	399,792	—	—	—	—	—	—	—	—	—	—	399,792
Subtotal	—	—	—	399,792	—	—	—	—	—	—	—	—	—	—	399,792

(*)	Economic activity of Loans to customers disclosed in Note 13 letter (g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(e)	Collateral and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For consumer loans and residential mortgage loans for housing: Mortgage loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable in accordance with to both external standards and internal policies guidelines and parameters. The Bank has approximately 256,538 collateral constituted as of June 30, 2026 (255,927 in December 2025), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
June 2026	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,593,371	4,037,890	131,132	470,008	4,139	4,643,169
Small Business Lending	4,896,079	3,542,472	13,374	11,980	—	3,567,826
Consumer Lending	5,604,853	381,628	439	2,183	—	384,250
Mortgage Lending	14,179,918	13,071,470	112	—	—	13,071,582
Total	40,274,221	21,033,460	145,057	484,171	4,139	21,666,827

		Guarantee
December 2025	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	14,650,675	3,943,491	132,773	471,893	3,086	4,551,243
Small Business Lending	4,858,680	3,465,683	15,860	10,592	—	3,492,135
Consumer Lending	5,765,997	367,490	439	2,361	—	370,290
Mortgage Lending	13,916,618	13,457,848	63	—	—	13,457,911
Total	39,191,970	21,234,512	149,135	484,846	3,086	21,871,579

The Bank also uses mitigating tactics for credit risk on derivative transactions. Through date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

Margins established with time deposits by customers who have FX forwards with the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(e)	Collateral and Other Credit Enhancements, continued:

The value of the guarantees that the Bank holds related to the loans individually classified as impaired as of June 30, 2026 and December 31, 2025 amounted Ch$219,797 million and Ch$190,093 million, respectively.

The value guarantees related to past due loans but no impaired as of June 30, 2026 and December 31, 2025 amounted Ch$537,932 million and Ch$545,626 million respectively.

(f)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is performedin accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments for customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews focused on companies that are involved in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the possible non-recoverability of the loans granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but not impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$

June 2026	945,417	247,904	89,011	—
December 2025	875,016	233,505	75,726	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$28,057 million and Ch$24,625 million as of June 30, 2026 and December 31, 2025, respectively, the majority of which are properties. All these assets are managed for sale.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(h)	Renegotiated Assets:

The loans are presented as renegotiated in the statement of financial position correspond to those in which the related financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

The table below provides the detail of the carrying amounts of loans with renegotiated terms by financial asset class:

	June	December
Financial Assets	2026	2025
	MCh$	MCh$
Loans to Banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	482,331	504,756
Residential mortgage loans	338,335	322,610
Consumer loans	379,040	365,996
Subtotal	1,199,706	1,193,362
Total renegotiated financial assets	1,199,706	1,193,362

(i)	Compliance with credit limits granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	June	December
	2026	2025
	MCh$	MCh$

Total related debt	599,209	571,097
Consolidated Total or Regulatory Capital	7,038,136	7,115,175
Limit used %	8.51%	8.03%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to make the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Price Risk). For its proper management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Statement of Income). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with that is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Statement of Income whenever it believes that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the significant currencies in the balance sheet, to face a cash need as a result of the transaction under business as usual conditions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of June within 2026 is shown below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 - 30 days	1 - 90 days		1 - 30 days

Maximum	2,738	4,810	Maximum	1,881
Minimum	684	3,026	Minimum	273
Average	1,659	3,951	Average	1,131

The Bank also monitors the amount of assets denominated in local currency that is financed by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within year 2026 is illustrated below:

Cross Currency Funding
MUS$

Maximum	4,384
Minimum	2,573
Average	3,368

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2026 are shown below:

	Funding Financial Counterparties/ Assets	Deposits/ Loans

Maximum	39%	65%
Minimum	37%	61%
Average	38%	63%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, certain market index, prices and monetary decisions made by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy requires the regular performance of stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the Bank´s liquidity risk appetite.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time because of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

Through the present date, the CMF establishes the following provisions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2026 are shown illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.14	0.07	0.41
Minimum	(0.22)	(0.11)	0.16
Average	(0.02)	(0.05)	0.29
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF JUNE 30, 2026 CONTRACTUAL BASIS

Amounts in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,119,970	12,203,644	13,647,427	16,888,286
Cash flow payable (liabilities) and expenses	20,516,088	22,802,747	26,133,093	30,312,443
Liquidity Gap	12,396,118	10,599,103	12,485,666	13,424,157

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	788,713	998,635	967,513	1,060,328
Cash flow payable (liabilities) and expenses	2,478,553	2,848,921	3,396,954	4,343,482
Liquidity Gap	1,689,840	1,850,286	2,429,441	3,283,154

Limits:
One time capital			5,536,077
AVAILABLE MARGIN (*)			3,106,636

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,106,636,844,051.

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF JUNE 30, 2026 ADJUSTED BASIS

Amounts in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,695,990	11,391,535	12,208,376	14,355,418
Cash flow payable (liabilities) and expenses	9,955,284	10,843,786	12,220,644	14,948,078
Liquidity Gap	2,259,294	(547,749)	12,268	592,660

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	648,974	784,970	546,689	329,253
Cash flow payable (liabilities) and expenses	1,544,036	1,838,209	2,257,906	3,114,656
Liquidity Gap	895,062	1,053,239	1,711,217	2,785,403

Limits:
One time capital			5,536,077
AVAILABLE MARGIN (*)			3,824,860

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,824,859,987,942.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF JUNE 30, 2026 CONTRACTUAL BASIS

Amounts in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,278,442	13,368,795	14,818,481	18,077,876
Cash flow payable (liabilities) and expenses	21,482,965	23,771,571	27,110,443	31,289,857
Liquidity Gap	12,204,523	10,402,776	12,291,962	13,211,981

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	765,268	789,704	999,626	1,108,429
Cash flow payable (liabilities) and expenses	2,349,865	2,479,480	2,849,848	3,925,293
Liquidity Gap	1,584,597	1,689,776	1,850,222	2,816,864

Limits:
One time capital			5,536,077
AVAILABLE MARGIN (*)			3,685,855

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,685,854,879,792.

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF JUNE 30, 2026 ADJUSTED BASIS

Amounts in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,854,462	12,556,686	13,379,429	15,545,007
Cash flow payable (liabilities) and expenses	10,922,162	11,812,610	13,197,994	15,925,492
Liquidity Gap	2,067,700	(744,076)	(181,435)	380,485

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	649,965	785,961	547,680	330,244
Cash flow payable (liabilities) and expenses	1,544,964	1,839,137	2,258,834	3,115,647
Liquidity Gap	894,999	1,053,176	1,711,154	2,785,403

Limits:
One time capital			5,536,077
AVAILABLE MARGIN (*)			3,824,923

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,824,923,217,763.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of June 30, 2026, values in BCh$

Source: Financial Statements Banco de Chile as of June 30, 2026

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the both LCR and NSFR indicators, the minimum level required is 1 time (100%), evolution of the LCR and NSFR metrics during the year 2026 are shown below:

	LCR	NSFR

Maximum	2.85	1.20
Minimum	1.65	1.18
Average	2.07	1.19
Regulatory Limit	1.00	1.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of June 2026 and December 2025, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of June 30, 2026
Transactions in the course of payment	604,702	—	—	—	—	—	604,702
Full delivery derivative transactions	607,071	635,909	816,555	1,187,369	1,434,470	1,033,019	5,714,393
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,499,452	—	—	—	—	—	14,499,452
Time deposits and saving accounts	9,375,554	3,226,105	2,728,326	49,724	964	764	15,381,437
Obligations by repurchase agreements	140,577	—	—	—	—	—	140,577
Borrowings from financial institutions	15,294	196,104	837,056	160,116	—	—	1,208,570
Debt financial instruments issued (all currencies)	310,483	551,022	1,317,978	2,895,721	1,848,093	5,920,085	12,843,382
Other financial obligations	366,387	—	—	—	—	—	366,387
Regulatory capital financial instruments (subordinated bonds)	3,336	—	44,183	95,039	88,366	1,160,925	1,391,849
Total (excluding non-delivery derivative transactions)	25,922,856	4,609,140	5,744,098	4,387,969	3,371,893	8,114,793	52,150,749

Non-delivery derivative transactions	481,231	318,327	1,204,851	1,357,367	1,053,836	2,257,707	6,673,319

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2025
Transactions in the course of payment	564,172	—	—	—	—	—	564,172
Full delivery derivative transactions	490,271	369,130	724,294	1,153,074	1,027,445	1,247,938	5,012,152
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,498,196	—	—	—	—	—	14,498,196
Time deposits and saving accounts	9,316,902	2,897,857	1,813,808	6,587	793	646	14,036,593
Obligations by repurchase agreements	287,110	—	—	—	—	—	287,110
Borrowings from financial institutions	64,372	318,830	778,352	135,060	—	—	1,296,614
Debt financial instruments issued (all currencies)	18,708	370,475	1,289,167	3,015,473	2,119,402	5,738,729	12,551,954
Other financial obligations	367,323	—	—	—	—	—	367,323
Regulatory capital financial instruments (subordinated bonds)	3,247	—	46,655	92,486	89,240	1,149,624	1,381,252
Total (excluding non-delivery derivative transactions)	25,610,301	3,956,292	4,652,276	4,402,680	3,236,880	8,136,937	49,995,366

Non-delivery derivative transactions	479,836	675,990	775,896	1,529,409	1,014,770	2,214,460	6,690,361

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Banking Book (the Banking Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVTOCI) is considered, which is a sub-set of the Banking Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the Board of Directors and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level, and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2026 is shown below:

Value-at-Risk 99% one-day confidence level
MCh$

Maximum	2,189
Minimum	761
Average	1,359

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Banking Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate adjustment dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their related risks using the Earnings-at-Risk or EaR metric for short-term measurements and metrics such as Delta EVE sensitivities (Economic Value of Equity) and Delta EVE VaR for long-term measurements. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, fully or partially, their debt before maturity. For such purposes, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2026 is shown below:

12- months Earnings-at-Risk 99% confidence level 3 months closing period
MCh$

Maximum	175,754
Minimum	146,344
Average	161,556

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or MRWA) is prepared using guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The aforementioned methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report per its Spanish acronym), because of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified to evaluate potential corrective actions.

Finally, the Market Risk Management Policy of Banco de Chile required the performance ofdaily stress tests for the Trading Book and monthly for the Banking Book. Additionally, the stress test for the FVTOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of June 30, 2026
Cash and deposits in banks	1,433,091	—	—	—	—	—	1,433,091
Transactions in the course of collection	360,593	—	—	—	—	—	360,593
Financial assets at fair value through other comprehensive income:
Debt financial instruments	303,546	710,360	2,220,317	753,699	269,203	268,408	4,525,533
Derivative financial instruments for hedging purposes	3,986	14,014	222,760	387,677	294,767	1,060,212	1,983,416
Financial assets at amortized cost:
Rights by resale agreements	—	—	—	—	—	—	—
Debt financial instruments	—	5,484	7,889	162,365	319,052	—	494,790
Loans to Banks	828,718	8,896	169,110	—	—	—	1,006,724
Loans to customers, net	5,773,751	2,835,636	7,827,467	9,309,905	6,052,252	16,308,302	48,107,313
Total Assets	8,703,685	3,574,390	10,447,543	10,613,646	6,935,274	17,636,922	57,911,460

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2025
Cash and deposits in banks	2,574,653	—	—	—	—	—	2,574,653
Transactions in the course of collection	398,870	—	—	—	—	—	398,870
Financial assets at fair value through other comprehensive income:
Debt financial instruments	122,687	364,977	1,694,489	1,037,150	177,600	151,991	3,548,894
Derivative financial instruments for hedging purposes	1,530	7,885	40,255	564,015	298,745	1,057,656	1,970,086
Financial assets at amortized cost:
Rights by resale agreements	57,023	—	—	—	—	—	57,023
Debt financial instruments	—	14,089	7,859	162,583	321,295	—	505,826
Loans to Banks	186,284	8,892	208,407	—	—	—	403,583
Loans to customers, net	5,578,003	2,465,737	8,212,752	8,924,482	5,793,296	16,143,007	47,117,277
Total Assets	8,919,050	2,861,580	10,163,762	10,688,230	6,590,936	17,352,654	56,576,212

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of June 30, 2026
Transactions in the course of payment	583,705	—	—	—	—	—	583,705
Derivative financial instruments for hedging purposes	5,914	7,278	210,402	357,349	352,535	1,530,461	2,463,939
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,517,705	—	—	—	—	—	14,517,705
Time deposits and saving accounts	9,375,554	3,226,105	2,728,326	49,724	964	764	15,381,437
Obligations by repurchase agreements	14,689	—	—	—	—	—	14,689
Borrowings from financial institutions	15,294	196,104	837,056	160,116	—	—	1,208,570
Debt financial instruments issued (*)	310,483	551,022	1,317,978	2,895,721	1,848,093	5,920,085	12,843,382
Other financial obligation	362,236	—	—	—	—	—	362,236
Regulatory capital financial instruments (subordinated bonds)	3,336	—	44,183	95,039	88,366	1,160,925	1,391,849
Total liabilities	25,188,916	3,980,509	5,137,945	3,557,949	2,289,958	8,612,235	48,767,512

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2025
Transactions in the course of payment	571,023	—	—	—	—	—	571,023
Derivative financial instruments for hedging purposes	2,252	2,021	29,606	535,849	354,597	1,481,648	2,405,973
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,526,894	—	—	—	—	—	14,526,894
Time deposits and saving accounts	9,316,902	2,897,857	1,813,808	6,587	793	646	14,036,593
Obligations by repurchase agreements	43,509	—	—	—	—	—	43,509
Borrowings from financial institutions	64,372	318,830	778,352	135,060	—	—	1,296,614
Debt financial instruments issued (*)	18,708	370,475	1,289,167	3,015,473	2,119,402	5,738,729	12,551,954
Other financial obligation	363,649	—	—	—	—	—	363,649
Regulatory capital financial instruments (subordinated bonds)	3,247	—	46,655	92,486	89,240	1,149,624	1,381,252
Total liabilities	24,910,556	3,589,183	3,957,588	3,785,455	2,564,032	8,370,647	47,177,461

(*)	Amounts shown here are different from those reported in the liabilities report, which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Banking Book and the FVTOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis shows market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also shows that correlations between these fluctuations are materially different from those used in the VaR calculation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations with respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined through mathematical simulations of fluctuations in the values of market factors, and, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

To comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Banking Book and the FVTOCI portfolio. Because the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivity by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVTOCI portfolio a four-week time horizon is used due to liquidity constrains; Banking Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. Because of the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations related to those that generate the most adverse impact in the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Lower than 1 year	7	50	128	25	13	(136)
Higher than 1 year	(10)	128	(20)	114	6	(53)

bps = basis points.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of June 30, 2026, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact
Trading Book
(MCh$)
CLP Interest Rate	(14,350)
Derivatives	(90)
Debt instruments	(14,260)
CLF Interest Rate	(13,924)
Derivatives	(990)
Debt instruments	(12,934)
Interest rate US SOFR	(488)
SOFR/CAM interest rate spread	(6,692)

Total Interest rates	(35,454)
Banking spread	—
Total FX and FX Options	507
Total	(34,947)

The modeled scenario would generate losses in the Trading Book of Ch$34,947 million. Such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Banking Book as of June 30, 2026, which does not necessarily mean a net loss (gain) but a lower (higher) net income from funds generation (resulting in the generation of the net interest rate), is shown below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(234,033)
Impact due to Spreads Shocks	(11,104)
Higher / (Lower) Net revenues	(245,137)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the FVTOCI portfolio is detailed in the tables below. First there are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The signs of the variations below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario FVTOCI Portfolio
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD SOFR/CAM Derivatives (bps)
Lower than 1 year	176	192	14	1
Higher than 1 year	179	222	26	(6)

bps = basis points

The worst impact on the Bank’s FVTOCI portfolio as of June 30, 2026, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact
FVTOCI portfolio
(MCh$)
CLP Debt Instrument	(78,592)
CLF Debt Instrument	(71,019)
Interest rate US SOFR	(1,278)
Banking spread	(4,564)
Corporative spread	(103)
Total	(155,556)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$155,556 million.

The main negative impact on the Trading Book would occur because of an increase in rates on debt instruments in CLP and CLF over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLP and CLF greater than 1 year. the lowest potential earnings over the next 12 months in the banking book would occur under a scenario characterized by a sharp decline in inflation rates and a moderate decrease in nominal interest rates.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June	December	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,880,299	1,899,181	(701,552)	(715,643)	(861,511)	(839,686)	(153,999)	(172,966)	163,237	170,886

Derivative financial liabilities	2,294,333	2,378,039	(701,552)	(715,643)	(861,511)	(839,686)	(415,948)	(456,594)	315,322	366,116

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent to all activities, products, and systems, and is transversal to the entire organization, encompassing its strategic, business, and support processes. All Bank collaborators are responsible, within their respective areas of responsibility, for managing and controlling the operational risk inherent in their activities, as its materialization can generate direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Operational Risk and Global Control Division administer the management of this risk, through the establishment of an Operational Risk Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action, using various management and control tools.

Operational Risk Comprehensive Management Model

1. Identification and Assessment
2. Control and Mitigation
3. Monitoring and Reporting
4. Operational Risk Culture
Management Scope
Fraud Management
Process Evaluation
Control Testing
Event Management
Loss Base Management
Risk Profile and Appetite Framework
Generation of stress test models for operational risk
Supplier Management
Self-Assessment Matrix
Project Assessment
Control of Subsidiaries
Main Tools
Operational Risk Models
Scenario Analysis
Risk Indicators
Risk Appetite Framework
External Regulations
Internal Regulatory Framework
Data Analysis
Monitoring and tracking of Action Plans

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

The aforementioned processes correspond to:

1. Identification and Evaluation: At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. Control and Mitigation: Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. This process aims to maintain risk at adequate levels.

Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. Monitoring and Reporting: This process aims to guarantee the monitoring of the main risks and inform the different interested parties.

At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. Operational Risk Culture: The Operational Risk Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business.

Additionally, the comprehensive management of Operational Risk considers the following areas:

−	Fraud Management
−	Process Assessment
−	Testing of Controls
−	Event Management
−	Loss Base Management
−	Profile and Risk Appetite Framework
−	Execution of Stress Test Models for Operational Risk
−	Supplier Management
−	Management Self-Assessment Matrix
−	Operational Risk Assessment for Projects
−	Subsidiary Control

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

All areas mentioned above, together with the corresponding Regulatory Framework and governance structure, perform the overall management of Operational Risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of June 30, 2026 and 2025:

	June 2026			June 2025
Category	Lost gross	Recoveries	Lost net	Lost gross	Recoveries	Lost net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	1	—	1	85	—	85
External fraud	14,451	(6,902)	7,549	13,395	(6,787)	6,608
Work practices and safety in the business position	653	(4)	649	804	—	804
Customers, products and business practices	84	—	84	144	—	144
Damage to physical assets	117	(79)	38	377	(14)	363
Business interruption and system failures	163	—	163	293	(4)	289
Execution, delivery and process management	1,582	(21)	1,561	948	(57)	891
Total	17,051	(7,006)	10,045	16,046	(6,862)	9,184

Technology Risk

The Bank’s objective is to manage technology risk, information security risk, and cybersecurity risk in order to safeguard the confidentiality, integrity, and availability of information. This is achieved through the identification, assessment, monitoring, and reporting of risk exposures, taking into account the likelihood of occurrence and the potential impact of events that could affect the achievement of business objectives. The key areas of risk management include:

Assessment of Information and Technology Assets within Processes, Regulatory Compliance, and Emerging Risks

Security Testing Assessments

Compliance with the SWIFT Customer Security Controls Framework (CSCF)

Assessment of Technology Projects and Changes

Assessment of Cyber Risk Exposure Related to Third-Party Providers

Risk Profile and Risk Appetite Framework

Subsidiary Alignment and Compliance Controls

Control of Technology Infrastructure Vulnerabilities

In addition, Technology Risk management enables the Bank to proactively address threats, vulnerabilities, and exposure scenarios that could affect its operations. To this end, the Bank applies a continuous assessment methodology to the technological components supporting its business, operational support, and strategic processes. This approach facilitates the identification of improvement opportunities, the implementation of mitigation measures, and the strengthening of the organization’s operational resilience.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Cybersecurity

The Identity Governance Management is responsible for developing, implementing, and improving the identity and access management strategy, protecting data while ensuring operational efficiency and regulatory compliance. It implements IAM technologies and collaborates with all areas of the Corporation, promoting automation and the continuous improvement of access controls. The Cyber Defense Management is responsible for proactively protecting, monitoring, and eliminating threats and vulnerabilities through automated containment measures, and for managing incidents assertively and in a timely manner, with the objective of safeguarding the Corporation’s information assets based on the prevailing threat landscape.

The Cybersecurity Threat Management Department is responsible for identifying, analyzing, and anticipating threats that may affect the Corporation through its Cyber Intelligence, Cybersecurity Architecture, and Application Security capabilities. Its role is to generate actionable intelligence to support decision-making, define and implement security architectures and controls, and integrate security considerations throughout the design and development of solutions. In addition, the Department leads threat assessment, detection, and validation activities, as well as vulnerability identification efforts, proactively contributing to the strengthening of the Corporation’s resilience and the protection of its critical assets.

Finally, the Cybersecurity Management and Subsidiary Control is responsible for managing the cybersecurity strategy, processes, policies, standards, and procedures through a comprehensive approach, supporting risk management as well as cybersecurity projects and budgeting. In its Subsidiary Control role, it maintains a communication channel with the Information Security Officer of each subsidiary to ensure adherence to cybersecurity guidelines, providing advice, support, training, and consulting as needed.

To ensure compliance with objectives related to customer service delivery, the bank has a Business Continuity Management, which, through its Policy and Standard, establishes guidelines to manage, control, and administer recovery strategies in contingency situations. It maintains the crisis governance model and ensures the continuity of critical services and operations related to the payment chain through a resilient, comprehensive model that includes plans and controlled tests to mitigate the impact of disruptive events that may affect the bank. Additionally, the role and responsibilities of the Information Security Officer (ISO) are defined, operating independently from the Cybersecurity Division. The ISO’s function is to design and implement controls by monitoring the tasks performed by the organizational units responsible for information security, cybersecurity, and technology risk within the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

That is why Business Continuity has available methodologies and controls that contribute to the application of the comprehensive model within the corporation, mainly represented in the following management areas:

−	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

−	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the five risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity). These test, allow to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank’s critical products and services.

−	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, that will allow facing crisis events in the Bank.

−	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

−	Alternative Site Management: It involves the ongoing management and monitoring of secondary physical locations for the Bank’s critical units, with the aim of ensuring the continuity of operations in the event of a failure at the primary site. The objective is to safeguard and maintain the operational and technological capabilities of the alternate sites, reducing recovery times and ensuring effective activation whenever required.

−	Relations with subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

−	Continuous Improvement: considers the application of processes, automation and the adaptation of resources used in the internal processes of the Business Continuity Model, with the objective of improving response in the delivery and analysis of information in contingencies, strengthening the managed processes of the BCM.

−	Training: It includes the development and implementation of processes and training activities under different learning methodologies to strengthen and empower employees on the areas of the Business Continuity Model.

−	Cybersecurity Control: Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank’s information security, cybersecurity and technological risk.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Banco de Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a sound credit classification and the generation of adequate capital headroom. During 2026, the Bank has met the required capital requirements and its internal adequacy objectives.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2026, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. If it requires strengthening its capital structure, the Bank may, among other options, propose to its shareholders meeting modifications to the dividend payment ratio, as well as issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its RWA or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, the requirements establishthat it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with buffers and capital charges, such as the conservation buffer, the countercyclical buffer and capital charges by the systemically important buffer and/or Pillar 2.

On May, 2023, the Central Bank reported that its board agreed to activate the counter-cyclical core capital buffer for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, effective beginning in May 2024. In the monetary policy meeting of November 2025, the Central Bank agreed to maintain the same level of 0.5% requirement for the capital buffer.

On January 17, 2025 the CMF communicated that, as a result of the supervisory process, it decided to maintain the additional capital requirement for Pillar 2 effectiveon that date for the equivalent to 0.13% of the RWA, which was fully constituted in June 2025. On January 16, 2026, as a result of the supervisory process, the CMF resolved and communicated the removal of the additional Pillar 2 requirement for Banco de Chile.

On March 27, 2026, the CMF reported the result of the annual review of the systemic importance rating for local banks, maintaining an additional basic capital charge of 1.25% of the RWA for Banco de Chile.

As of December 1, 2025, the phased implementation of requirements for systemic banks and the gradual adjustments to regulatory capital have been fully completed. From this date onward, the only remaining transitional measure relates to the continued recognition of subordinated bonds issued by banking subsidiaries as effective equity.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Information on regulatory capital and capital adequacy indicators is presented below:

Item No.	Total assets, risk-weighted assets and components of the effective equity according to Basel III Item description	Note	Local and Overall consolidated June 30, 2026	Local and Overall consolidated December 31, 2025
			MCh$	MCh$

1	Total assets as per to the statement of financial position		55,236,682	54,100,903
2	Non-consolidated investment in subsidiaries	a	—	—
3	Assets discounted from regulatory capital, other than item 2	b	2,085,608	2,069,627
4	Derivative credit equivalents	c	1,221,583	1,070,598
5	Contingent loans	d	3,203,554	3,110,749
6	Assets generated by the intermediation of financial instruments	e	—	—
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		57,576,211	56,212,623
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	f	33,868,511	33,093,851
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	f	—	—
9	Market risk weighted assets (MRWA)	h	1,822,915	1,712,039
10	Operational risk weighted assets (ORWA)	g	4,214,782	4,112,856
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)		39,906,208	38,918,746
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)		39,906,208	38,918,746
12	Owner’s equity		5,717,465	5,799,534
13	Non-controlling interest	i	2	1
14	Goodwill	j	—	—
15	Excess minority investments	k	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)		5,717,467	5,799,535
17	Additional deductions to core tier 1 capital, other than item 2	l	181,390	155,410
18	= (16-17-2) Core Tier 1 Capital (CET1)		5,536,077	5,644,125
19	Voluntary (additional) provisions as additional Tier 1 capital (AT1)	m	—	—
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	m	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)		—	—
23	Discounts on AT1	l	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)		—	—
25	= (18+24) Tier 1 Capital		5,536,077	5,644,125
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	n	423,356	413,673
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,078,703	1,057,377
28	= (26+27) Equivalent tier 2 capital (T2)		1,502,059	1,471,050
29	Discounts applied to T2	l	—	—
30	= (28-29) Tier 2 capital (T2)		1,502,059	1,471,050
31	= (25+30) Effective equity		7,038,136	7,115,175
32	Additional basic capital required for the constitution of the conservation buffer	o	997,655	972,969
33	Additional basic capital required to set up the countercyclical buffer	p	199,531	194,594
34	Additional basic capital required for banks qualified as systemic	q	498,828	486,484
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	r	—	37,946

a)	Relates to the value of the investment in subsidiaries that are not consolidated. Applies only in the local consolidation when the bank has foreign subsidiaries, subtracting totally its value in assets and CET1.
b)	Relates to the value of the asset items that are subtracted from the regulatory capital, in accordance with the paragraph(a) of title N°3 of chapter 21-30 of the RAN.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

c)	Relates to the credit equivalents of the derivative instruments, in accordance with the paragraph (b) of title N°3 of chapter 21-30 of the RAN.
d)	Relates to the contingent exposure according to the paragraph c) of the title N°3 of chapter 21-30 of the RAN.
e)	Relates to the intermediation of financial instrument assets in the name of the bank on behalf of third parties that are consolidated as established in the paragraph d) of the title N°3 of chapter 21-30 of the RAN.
f)	Relates to the estimated credit risk weighted assets according to the chapter 21-6 of RAN. If the bank does not have the authorization to apply internal methodologies, needs to inform the field 8.b as zero.
g)	Relates to the estimated market risk weighted assets according to the chapter 21-7 of the RAN.
h)	Relates to the estimated operational risk weighted assets according to the chapter 21-8 of the RAN.
i)	Relates to to the non-controlling interest, depending on the level of consolidation, up to 20% of the owners’ assets.
j)	Assets that correspond to goodwill.
k)	Relates to to the balances of investment assets in non-business support companies that do not participate in the consolidation, above 5% of the owners’ equity.
l)	For CET1 and T2, banks must estimate the equivalent value for each tier of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in force on the reporting date according to the transitional provisions of Chapter 21-1 of the RAN and reported in this row. For of the AT1, discounts are applied directly if any
m)	Provisions and subordinated bonds allocated to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN.
n)	Provisions and subordinated bonds allocated to the equivalent definition of tier 2 capital (T2), as established in Chapter 21-1 of the RAN.
o)	Relates to the additional basic capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.
p)	Relates to the additional basic capital (CET1) for the constitution of the countercyclical buffer, as established in Chapter 21-12 of the RAN.
q)	Relates to the additional basic capital (CET1) for banks qualified as systemic banks, as established in Chapter 21-11 of the RAN.
r)	Relates to the additional capital for the evaluation of the sufficiency of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

	Capital Adequacy Ratios and Regulatory Compliance according to Basel III		Local and Overall consolidated June 30, 2026	Local and Overall consolidated December 31, 2025
Item No.	Item description (*)	Note	%	%
1	Leverage Ratio (T1 I18/T1 I7)		9.62%	10.04%
1.a	Leverage Ratio that the bank must meet, considering the minimum requirements	a	3%	3%
2	CET 1 Capital Ratio (T1 I18/T1 I11.b)		13.87%	14.50%
2.a	CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	5.75%	5.82%
2.b	Capital buffer shortfall	b	—	—
3	Tier 1 Capital Ratio (T1 I25/T1 I11.b)		13.87%	14.50%
3.a	Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	7.25%	7.35%
4	Regulatory Capital Ratio (T1 I31/T1 I11.b)		17.64%	18.28%
4.a	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	a	9.25%	9.38%
4.b	Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	c	N/A	N/A
4.c	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	12.25%	12.38%
5	Credit rating	d	A	A
	Regulatory compliance for Capital Adequacy
6	Additional provisions computed in Tier 2 capital (T2) in relation to CRWA (T1 I26/T1 I8.a)	e	1.25%	1.25%
7	Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	f	18.87%	18.23%
8	Additional Tier 1 Capital (AT1) in relation to CET 1 Capital (T1 I24/T1 I18)	g	—	—
9	Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs ((T1 I19+T1 I20)/T1 I11.b)	h	N/A	N/A

(*)	T1 Ix: corresponds to item x of the previous table.
a)	In the case of the leverage indicator, the requirement is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN.
In the case of core capital, the bank considers a charge of 4.5% of risk-weighted assets (RWA) plus the systemic charge and Pillar 2 requirements.
In Tier 1 capital, a value of 6% plus the systemic bank charge and Pillar 2 charge is considered the minimum requirement.
For effective equity, 8% of the RWA is considered, adding to this value the additional charges for systemic bank and Pillar 2.
The systemic bank requirements for Banco de Chile are equivalent to 1.25%. No charge for Pillar 2 as of June 30, 2026 (0.13% as of December 31, 2025 which is covered by 56.3% with basic capital).
b)	The capital buffer deficit must be estimated according to the provisions of Chapter 21-12 of the RAN. This value defines the restriction on the distribution of dividends, as provided in the Chapter mentioned above.
In the case of effective equity, the requirement of 100% of the conservation buffer of 2.5% and a counter-cyclical capital charge are added to the value reported in note 4.a). of 0.5%.
c)	It corresponds to the effective equity requirement in force by article 35 bis of the General Banking Law.
d)	It corresponds to the solvency classification as established in article 61 of the general banking law.
e)	Limit is equivalent to 1.25% when using standard methodology for determining CRWAs.
f)	Limit is equivalent to 50% of the basic capital, considering the discounts applied to these instruments according to Chapter 21-1 of the RAN.
g)	Additional Tier 1 capital cannot exceed 1/3 of core capital.
h)	Additional provisions and subordinated bonds could be temporarily allocated until November 2023 to AT 1 for up to 1% of the RWA as of December 1, 2021. This value decreased annually by 0.5% in accordance with the transitional provisions of Chapter 21-2 of the RAN.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

49.	Subsequent Events:

(a)	During the period 2026, Banco de Chile has reported as an essential event the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission

Date	Registration number in the Securities Registry	Series	Amount	Currency	Maturity date	Average rate

July 1, 2026	11/2022	FG	400,000	UF	11/01/2030	2.82%
July 2, 2026	11/2022	GA	250,000	UF	05/01/2034	3.03%
July 6, 2026	11/2022	FG	880,000	UF	11/01/2030	2.81%
July 7, 2026	11/2022	FG	300,000	UF	11/01/2030	2.80%
July 8, 2026	11/2022	FG	250,000	UF	11/01/2030	2.74%
July 20, 2026	11/2022	GA	425,000	UF	05/01/2034	2.95%
July 22, 2026	11/2022	GA	125,000	UF	05/01/2034	2.95%

(b)	During the period 2026 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate

July 21, 2026	10,000,000,000	JPY	07/30/2029	2.32%

The Interim Consolidated Financial Statements of Banco de Chile for the period ended June 30, 2026 were approved by the Directors on July 30, 2026.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between June 30, 2026 and the date of issuance of these Interim Consolidated Financial Statements.

/s/ Héctor Hernández G.	/s/ Eduardo Ebensperger O.
Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer